As confidentially submitted to the Securities and Exchange Commission on April 17, 2019. This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CODIAK BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	47-4926530
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Technology Square, 9th Floor

Cambridge, MA 02139

(617) 949-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas E. Williams, Ph.D.

President and Chief Executive Officer

500 Technology Square, 9th Floor

Cambridge, MA 02139

(617) 949-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis Daniel A. Lang Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800	Linda C. Bain Codiak BioSciences, Inc. 500 Technology Square, 9th Floor Cambridge, MA 02139 (617) 949-4100	Divakar Gupta Richard C. Segal Brent B. Siler Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2019

Preliminary prospectus

            shares

Common stock

This is an initial public offering of shares of common stock by Codiak BioSciences, Inc. We are offering                  shares of our common stock. The initial public offering price is expected to be between $        and $        per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “CDAK.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements for this prospectus and future filings.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to Codiak BioSciences, Inc., before expenses	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option for a period of up to 30 days to purchase up to             additional shares of our common stock.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2019.

Jefferies	Evercore ISI	William Blair

Wedbush PacGrow

                    , 2019

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors” and our financial statements and the related notes thereto included at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Codiak BioSciences” and “Codiak” refer to Codiak BioSciences, Inc. and its subsidiary on a consolidated basis.

Overview

Codiak BioSciences is harnessing exosomes—natural intercellular messengers—to pioneer a new class of biologic medicines, exosome therapeutics. Exosomes are vesicles released and taken up by all cells and convey and protect complex biologically active molecules that can alter the function of recipient cells. Since exosomes are inherently non-immunogenic, we believe exosomes are an ideal solution for developing a broad spectrum of allogeneic therapies, or therapies derived from human cells that can be used in any patient. We have developed the engEx Platform, our proprietary and versatile exosome engineering and manufacturing platform, to expand upon the innate properties of exosomes to design novel exosome therapeutics. We believe our engEx Platform has the potential to produce a broad pipeline of product candidates that will have a transformative impact on the treatment of a broad spectrum of diseases with high unmet medical need, including in the areas of oncology, immune-based diseases, metabolic and fibrotic disorders, neurodegenerative disorders and rare diseases. Our intention is to exploit this broad potential through our own efforts as well as in collaboration with strategic partners. We are focused initially on targeting immune cells with our first product candidates generated from our engEx Platform, or engEx product candidates, which are currently in preclinical development. We plan to advance our first two engEx product candidates, exoSTING and exoIL-12, into clinical development in 2020.

Exosomes facilitate intercellular communication by transmitting macromolecules between cells. They can be found in all tissues and biological fluids, and it is believed that all cells have the capacity to make, secrete and receive exosomes. Upon contact, exosomes can change the biological functions of recipient cells either by protein-to-protein signaling at the target cell surface or according to molecular instructions contained in the interior, or lumen, of the exosome and conveyed by cellular uptake into the cytoplasm or nucleus of the recipient cell where those molecules can engage with the appropriate signaling pathways. While various cellular targets and pathways have been identified as attractive areas for drug development, existing therapeutic modalities have been associated with various limitations, rendering these targets and pathways essentially undruggable. These limitations include the inability to engage with sufficient potency without causing unacceptable toxicity, inadequate drug delivery to the appropriate cell type in sufficient concentration, inability of the drug to enter the appropriate intracellular compartment, and unwanted immune response.

Exosomes have evolved to enable the transport of large and small macromolecules of various compositions across cellular barriers including the inner and outer cellular membranes. Additionally, exosomes from many cell types carry complex outer membrane structures that include proteins and glycoproteins that can interact with the surface proteins of recipient cells. Unmodified exosomes from various cell lines demonstrate a potential intrinsic advantage in their selective delivery to recipient cells. Moreover, our engEx Platform enables us to engineer the exosome surface to further direct tropism to a desired cell type, tissue or organ, potentially allowing for the selective delivery of certain biologically active molecules that may otherwise be broadly toxic if administered systemically. Accordingly, we believe that the inherent properties of exosomes, as harnessed using our engEx Platform, have the potential to overcome many of the challenges of existing modalities and enable the development of novel therapies that can address cellular targets and pathways rendered essentially undruggable with other therapeutic approaches. Furthermore, we believe our engEx Platform may expand the capacity of several established drug modalities, such as nucleic acid therapeutics, including ASO, siRNA, miRNA, mRNA and CRISPR, to engage targets in a broader range of tissues and cells than currently possible.

Our proprietary engEx Platform enables the precision engineering and manufacturing of novel exosome product candidates that are designed to target cytoplasmic, nuclear or membrane signaling pathways throughout the body, with the goal of delivering potent signals to specific target cells. Using our engEx Platform, we can engineer exosomes to have precise and intentionally chosen properties, to incorporate various types of biologically active molecules, including small molecules, nucleic acids, proteins, antibodies, enzymes, cytokines and complex ligands, and to be directed to specific cell types and tissues.

Our engEx exosomes act by instructing target cells via cellular uptake, membrane-to-membrane interaction, or a combination of both, and are designed to change the biological functioning of the recipient cells to produce a desired therapeutic effect. These characteristics have manifested in preclinical data for our engEx exosomes showing encouraging biological activity and a favorable toxicity profile. For example, in preclinical testing, exoSTING demonstrated increased potency, more selective cell-type uptake and reduced systemic toxicity, and preserved immune cell viability, after intratumoral administration compared to a non-exosome-associated STING agonist small molecule. Similarly, in preclinical testing, exoIL-12 demonstrated a more robust cellular immune response after intratumoral administration compared to a non-exosome-associated soluble IL-12. In both instances, exoSTING and exoIL-12 did not promote a robust and potentially toxic cytokine response that has been observed with non-exosome-associated formulations of STING and IL-12 molecules. For additional information about our preclinical data with exoSTING, see the section titled “Business–APCs, exoSTING for the treatment of solid tumors.” For additional information about our preclinical data with exoIL-12, see the section titled “Business–T cells and NK cells, exoIL-12 for the treatment of cancer and infectious diseases.”

The key features and capabilities of our engEx Platform include our ability to:

∎

Harness Inherent Exosome Biology—Our engEx Platform allows us to leverage the inherent biology, function and tolerability profile of exosomes and to engineer exosomes that are designed to provide selective delivery, and desired pharmacology and tolerability. We have observed in preclinical models that the engineered exosomes derived from our engEx Platform are not recognized as being foreign by the host immune system and are therefore potentially well-suited for use as allogeneic therapies.

∎

Establish Predictable Biodistribution and Cellular Tropism—Our understanding of natural exosome biodistribution allows us to leverage or alter the natural distribution pattern of our engEx exosomes in a directed manner, within and across routes of administration. We have engineered “tool” exosomes that allow us to track and assess cellular level distribution and uptake through multiple routes of administration, including intravenous, intrathecal, subcutaneous, inhalation, intraperitoneal, and oral, in normal and diseased states, to precisely catalogue the intrinsic tropism of our engEx exosomes. This understanding of cellular targeting informs our prioritization of disease targets in relevant cells.

∎

Target Multiple Cell Types—Our engEx Platform supports the development of product candidates that either stimulate or suppress the function of a variety of immune cell types. We believe that if we can successfully target a particular immune cell type with an engEx product candidate and establish proof of concept, we will be able to leverage that experience to more efficiently develop additional engEx product candidates targeting that same class of immune cell type across clinical indications. These indications include a broad spectrum of diseases, including cancer, immune-based diseases, metabolic and fibrotic disorders, neurodegenerative disorders and rare diseases. In addition, we believe our ability to alter tropism by precisely modifying the exosome surface may allow us to target not just additional immune cells, but many cell types, potentially allowing us to expand the uses of engEx exosomes beyond immune modulation.

∎

Support Broad Clinical Applications—Our engEx Platform is modular and flexible and we believe that our success with one modality may increase the probability of success for other targets using the same modality in the same or different cell types. Consequently, we believe our engEx Platform allows us to design exosome therapeutics that will have applicability across multiple cell types in the immune system and, more generally, to any cell type.

∎	Engineer Multifunctional Exosomes—Our exosomes can be engineered to include and carry specific biologically active entities, including small molecules, proteins, antibodies, peptides and nucleic acids, individually or in combination, on the exosome surface, in the lumen or both. To accomplish this, we first identified novel exosome-specific scaffold proteins, PTGFRN and Protein Y, that allow for high-density loading and expression of many classes of proteins and peptides onto and inside our engEx exosomes. In the case of Protein Y, we have identified a short protein sequence motif that allows for specific, high-density luminal loading of broad classes of cargo into the exosomes. This sequence motif, which we call “exoTOPE”, facilitates superior loading efficiency of protein and peptide molecules compared to previously-identified exosome scaffold proteins such as tetraspanins. We have also generated purified exosomes that can be loaded ex vivo with diverse classes of biologically active molecules. We have been able to engineer our engEx exosomes to each contain up to hundreds or thousands of individual potentially therapeutic molecules. The precise design and loading of our exosomes confers flexible and desirable attributes for various therapeutic applications, including multiple biological functions when combinations of biologically active entities are incorporated into an exosome.

∎

Manage Potency and Toxicity Profile—Data from our preclinical studies demonstrated that our engEx exosomes, including exoSTING and exoIL-12, were non-immunogenic and may be able to engage clinically intractable targets through their ability to selectively target specific cells and tissues. In addition, preclinical studies with exoSTING and exoIL-12 demonstrated reduced toxicity and tumor-retention of the STING agonist and IL-12 protein, respectively. This retention was associated with reduced systemic inflammation as compared to a non-exosome-associated STING agonist or IL-12 protein, respectively. These characteristics suggest that our engEx exosomes have the potential to address previously undruggable or poorly druggable targets in areas of high unmet medical need.

∎

Provide Scalable and Reproducible Manufacturing—Our engEx product candidates can be produced at scale using good manufacturing practices, or GMP. The inability to manufacture exosomes reproducibly at scale, or to engineer exosomes to include chosen properties, has limited previous attempts to successfully develop exosome therapeutics. We have produced and purified exosomes from cell culture processes up to 250L in volume and have purified exosomes from these cultures using scalable, proprietary chromatography-based methods. The scalable methods have produced exosomes with comparable identity, purity, and functional properties as exosomes purified using unscalable, but high-purity methods, such as ultracentrifugation-based approaches. We are in the process of establishing our own Phase 1/2 clinical manufacturing facility, with the goal of being fully-operational by first half 2020. We have also developed intellectual property directed toward our manufacturing capabilities, including a proprietary suite of analytical techniques to verify the potency of our engineered exosomes.

We are initially focusing our development efforts with our engEx Platform on targeting immune cells, including antigen presenting cells, or APCs, T cells and natural killer, or NK, cells, monocytes and macrophages, and B lymphocytes, or B cells. This initial focus potentially allows us to develop engEx product candidates across various therapeutic indications due to the crucial role that immune cells play in many human diseases and in many therapeutic areas. Moreover, we believe that our ability to direct tropism by engineering the exosome surface allows us to target not just additional immune cells, but many cell types, potentially opening the door to treatments in many therapeutic areas. Using our proprietary exosomal scaffold proteins, PTGFRN and Protein Y, we can incorporate an expanding repertoire of biologically active molecules onto or inside exosomes, which further expands the potential medical utility of our engEx Platform.

Utilizing our engEx Platform, we are advancing a broad pipeline of engEx product candidates and development programs with an initial focus on targeting immune cells, including APCs, T cells and NK cells, monocytes and macrophages, and B cells. The following graphic summarizes our pipeline:

Codiak engEx Pipeline

exoSTING—exoSTING is being developed for the treatment of solid tumors that are “cold,” meaning they are resistant, or would be unlikely to respond, to checkpoint inhibitor-based immunotherapies. We may also investigate exoSTING in other cold tumors rich in myeloid cells, including pancreatic ductal adenocarcinoma, choleangio-carcinoma, gastric cancer, ovarian cancer, renal cell carcinoma, lung metastases, liver metastases and colorectal cancer. These diseases represent areas of high unmet medical need with significant patient populations.

exoSTING is designed to target APCs and acts by targeting the small molecule stimulator of interferon genes, or STING pathway, which has been preclinically validated as an attractive target for eliciting an anti-tumor immune response. We have obtained a worldwide license for a proprietary STING agonist for use in exoSTING and other applications of STING activation. The ability to utilize free STING small molecule agonists as therapies has been hampered by a lack of selectivity and leakage out of the tumor, causing systemic toxicity. We believe, based on our preclinical data presented at the Society for Immunotherapy of Cancer (SITC) annual meeting in 2018, that exoSTING has the potential to overcome these limitations. We are planning to conduct a Phase 1/2 clinical trial of exoSTING in patients with various “cold” solid tumors to investigate safety and tolerability, as well as preservation of tumor resident immune cells and activation of local and systemic anti-tumor immunity. We plan to initiate this trial in the first half of 2020, following acceptance of an investigational new drug, or IND, or clinical trial application, or CTA, and expect preliminary data within 12 months of trial initiation.

exoIL-12—Our second engEx product candidate, exoIL-12, is in development for the treatment of various forms of cancer. exoIL-12 is designed to target T cells and NK cells. We have designed exoIL-12 to induce a potent response in tumors that lack sufficient immune stimulation to trigger direct and systemic anti-tumor immunity, despite the presence of T cells and NK cells. Prior clinical trials with therapies that induced systemic exposure to recombinant IL-12, at relatively low doses, led to substantial toxicities in the lymphohematopoietic system, intestines, liver and lung, and, in some cases, fatalities. We believe, based on our preclinical data observed to date, that exoIL-12 can address the prior limitations of IL-12 administration by selectively directing IL-12 to the needed site of action, in the tumor, where exosomes enable selective retention. We are planning to conduct a Phase 1/2 clinical trial of exoIL-12 in patients with tumors accessible by intratumoral administration to investigate safety and tolerability. We plan to initiate this trial in the second half of 2020, following acceptance of an IND or CTA, and expect preliminary data within 12 months after trial initiation.

Beyond our lead programs, we plan to consistently advance additional engEx product candidates into clinical development supported by our extensive early stage development programs and ongoing research efforts. These programs target multiple cell types and are described below.

Additional APC Targeted Programs—Based on the observed highly selective uptake into targeted APCs of our engineered exosomes overexpressing our proprietary exosomal scaffold protein, PTGFRN, such as exoSTING, we believe we can also create a modular and engineered vaccine system, which we refer to as exoVACC. We believe that exoVACC-based approaches have the potential to succeed as therapeutic or prophylactic treatments for a broad range of cancers and infectious diseases that have been difficult to address with other vaccine approaches.

Additional T Cell and NK Cell Targeted Programs—We are exploring ways to broaden the application of our engEx Platform to address immune inactivation and tolerance induction, leveraging the ability of our engineered exosomes to target and modify the functions of T cells. We believe our engEx exosomes can dampen autoimmune signals by inactivating antigen specific T cells and providing a cytokine microenvironment that reduces the immune response against self-antigens. T cell modulation has broad potential applications across a host of clinical settings including cancer, infectious diseases, autoimmune/inflammatory diseases and transplantation.

Monocytes and Macrophages—We believe that our engEx Platform has the potential to generate engineered exosomes targeting monocytes and macrophages, for the treatment of a wide range of disorders, including cancer, fibrotic diseases and other diseases. In particular, we believe our ability to target immune suppressive (M2) macrophages represents a broad potential opportunity for therapeutic intervention. Our strategic collaboration with Jazz Pharmaceuticals Ireland Limited, or Jazz, that we announced in January 2019, includes two announced macrophage targets, NRAS and STAT3.

B cells—Our engEx Platform also allows us to target both the surface and intracellular pathways in B cells, which are an important immunological cell type implicated in a host of human disorders, including various lymphomas, autoimmune diseases and infectious diseases. In preclinical studies of exoCD40L, our engineered exosomes expressing a potent immune stimulatory molecule, CD40L, we observed B cell signaling and biological activation as well as selective uptake of exosomes into B cells, which did not take up the exosomes lacking the CD40L targeting construct.

Future Applications—We are seeking to unlock new capabilities for our engEx Platform to further expand pipeline opportunities beyond immune cells and generate novel exosome therapeutics. These activities include working to enable loading engEx exosomes with modalities such as gene therapy, gene editing and mRNA. If we are able to successfully unlock one or more of these new capabilities, we believe we may be able to overcome important challenges and limitations currently facing these modalities and pursue multiple additional therapeutic indications.

Our strategy

∎	Leverage expertise in exosome biology and engineering to design and create precision exosome therapeutics and further establish Codiak as a leader in this emerging field.

∎	Advance our engEx product candidates into and through clinical development.

∎	Develop more engEx product candidates for a broad range of indications.

∎	Enhance our manufacturing capabilities for engineered exosome therapeutics.

∎	Execute strategic collaborations to maximize the potential of our engEx Platform.

∎	Maintain and strengthen our intellectual property portfolio.

Founding of Codiak BioSciences

We were founded through the merger of two separate venture creation efforts in the exosome field, one conducted by ARCH Venture Partners working with the University of Texas MD Anderson Cancer Center, or MDACC, and the other by Flagship Pioneering, through its FlagshipLabs innovation and company-origination unit. The MDACC research team focused on the potential uses of exosomes as cancer therapeutics and diagnostics. The FlagshipLabs team recognized exosomes as a ubiquitous, natural and powerful mode of cellular communication and as a potential platform for generating precision exosomes for therapeutic use, applicable to a wide array of indications. Patents and patent applications from each founding effort were combined to form the intellectual property foundation of Codiak BioSciences.

Our leadership team, which includes several industry veterans, has been involved in building new categories of advanced therapies, filing submissions for product approvals and launching several biologics and pharmaceutical products. In addition, we have raised an aggregate of $168.2 million in capital from prominent investors including ARCH Venture Partners; Flagship Pioneering; Fidelity Management and Research Company; Alaska Permanent Fund; Alexandria Venture Investments; Qatar Investment Authority; Boxer Capital of the Tavistock Group; Far House (Sirona); EcoR1 and Casdin Capital. In January 2019, we received $56.0 million as an upfront payment from Jazz, with whom we entered into a strategic collaboration agreement to develop up to five exosome product candidates against targets that were not previously part of our pipeline.

Risks associated with our business

∎	We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

∎	We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

∎

We are very early in our development efforts. All of our engEx product candidates are still in preclinical development and it could be many years before we or our collaborators commercialize a product candidate, if ever.

∎

Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval and commercialize our product candidates.

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Our engEx product candidates are based on a novel therapeutic approach, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

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Negative developments in the field of exosomes could damage public perception of any product candidates that we develop, which could adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.

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Development of new therapeutics involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs, fail to replicate the positive results from our earlier preclinical studies or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

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While we have not yet sought any regulatory approval for any product candidate, the U.S Food and Drug Administration, the European Medicines Agency and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

∎

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our engEx Platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

∎

Our product candidates are uniquely manufactured. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

For additional information about the risks we face, please see the section of this prospectus captioned “Risk factors.”

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

Company and other information

We were incorporated under the laws of the State of Delaware in 2015. Our principal executive office is located at 500 Technology Square, 9th Floor, Cambridge, Massachusetts 02139, and our telephone number is (617) 949-4100. Our website address is http://www.codiakbio.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price less the underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and investments for the advancement of exoSTING, including the conduct of our planned IND-enabling preclinical studies, completion of our IND or CTA submissions and the conduct of our planned Phase 1/2 clinical trial; for the advancement of exoIL-12, including the conduct of our planned IND-enabling preclinical studies, completion of our IND or CTA submissions and the conduct of our planned Phase 1/2 clinical trial; and the remainder for expansion of our engEx Platform, including to advance our engEx discovery programs, construct our Phase 1/2 clinical manufacturing facility and support our collaboration with Jazz, as well as for capital expenditures, working capital and general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of proceeds.”

Risk factors	You should carefully read the “Risk factors” section of this prospectus beginning on page 12 for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Select Market symbol	“CDAK”

The number of shares of our common stock to be outstanding after this offering is based on 22,835,615 shares of our common stock outstanding as of December 31, 2018, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 73,883,241 shares of our common stock upon the closing of this offering, and excludes:

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22,544,061 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018 under our 2015 Stock Option and Grant Plan, or our 2015 Plan, at a weighted average exercise price of $0.83 per share;

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2,354,392 shares of common stock reserved for future issuance as of December 31, 2018 under our 2015 Plan, any unissued shares of which will cease to be available for issuance upon the completion of this offering;

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            shares of our common stock that will become available for future issuance under our 2019 Stock Option and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

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            shares of our common stock that will become available for future issuance under our 2019 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

∎	the filing of our amended and restated certificate of incorporation effective upon the closing of this offering;

∎	the adoption of our amended and restated by-laws, effective on the date on which the registration statement of which this prospectus is part is declared effective;

∎	the conversion of all outstanding shares of preferred stock into an aggregate of 73,883,241 shares of common stock upon the closing of this offering;

∎	no exercise of outstanding options after December 31, 2018; and

∎	no exercise by the underwriters of their option to purchase additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	YEAR ENDED DECEMBER 31,
	2017	2018
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$21,320	$28,471
Acquired in-process research and development	—	8,071
General and administrative	6,178	9,898

Total operating expenses	27,498	46,440

Loss from operations	(27,498)	(46,440)
Other income:
Interest income	547	1,363
Other income, net	—	535

Total other income, net	547	1,898

Net loss	$(26,951)	$(44,542)

Accretion of redeemable convertible preferred stock	(5,786)	(10,995)

Net loss attributable to common stockholders	$(32,737)	$(55,537)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(1.74)	$(2.60)

Weighted average common shares outstanding, basic and diluted (1)	18,838,510	21,395,300

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.47)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited) (1)		95,231,966

(1)	See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited pro forma basic and diluted net loss per share attributable to common stockholders.

	AS OF DECEMBER 31, 2018
	ACTUAL	PRO FORMA (2)	PRO FORMA AS ADJUSTED (3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$88,864	$88,864	$
Working capital (1)	86,157	86,157
Total assets	97,659	97,659
Redeemable convertible preferred stock	201,023	—
Accumulated deficit	(108,984)	(96,003)
Total stockholders’ (deficit) equity	(108,991)	92,032

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(2)	The pro forma consolidated balance sheet data give effect to: (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 73,883,241 shares of common stock upon the consummation of this offering, (ii) the vesting of options to purchase 400,000 shares of common stock with service-based vesting conditions that accelerate upon the consummation of this offering, resulting in the recognition of additional stock-based compensation expense, and (iii) the achievement of performance-based vesting conditions with respect to options to purchase 1,222,000 shares of common stock that are subject to both (a) performance-based vesting conditions that could be satisfied upon the consummation of this offering, resulting in the recognition of additional stock-based compensation expense and (b) market conditions.
(3)	The pro forma as adjusted balance sheet data give further effect to the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and investments, working capital, total assets and total stockholders’ (deficit) equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and investments, working capital, total assets and total stockholders’ (deficit) equity by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks related to our financial position and need for additional capital

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a preclinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and/or become commercially viable. We have no product candidates in clinical development or approved for commercial sale and we have not yet demonstrated an ability to conduct or complete clinical trials, to manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Using exosome technology to develop product candidates is a relatively new therapeutic approach, and no products based on exosomes have been approved to date in the United States or the European Union. We have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2015. For the years ended December 31, 2017 and 2018, we reported net losses of $27.0 million and $44.5 million, respectively. As of December 31, 2018, we had an accumulated deficit of $109.0 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and we expect these losses to increase as we continue our research and development, advance certain product candidates into preclinical studies and clinical trials and, if clinical development is successful, seek regulatory approvals for our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

∎	advance our initial engEx product candidates into further preclinical studies and clinical trials;

∎	continue our current research programs and preclinical development of our potential engEx product candidates;

∎	seek to identify additional research programs and additional product candidates;

∎	initiate clinical trials for any engEx product candidates we identify and choose to develop;

∎	further develop our proprietary exosome engineering and manufacturing platform, or our engEx Platform;

∎

establish in-house manufacturing capabilities, including the establishment of our own Phase 1/2 clinical manufacturing facility, and secure supply chain capacity sufficient to support our planned preclinical studies and clinical trials;

∎	maintain, expand and protect our intellectual property portfolio;

∎	hire additional clinical, scientific, manufacturing and business development personnel;

∎	acquire or in-license other biologically active molecules, potential product candidates or technologies;

∎	seek regulatory approvals for any engEx product candidates that successfully complete clinical trials;

∎	establish a sales, marketing and distribution infrastructure to commercialize any engEx products for which we may obtain regulatory approval; and

∎

add operational, financial and management information systems and personnel, including personnel to support our product development and any future commercialization efforts, as well as to support our transition to a public company.

To become and remain profitable, we or any current or future collaborator must develop and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Even if we succeed in commercializing one or more of our engEx product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development, preclinical studies and clinical trials of our current and future engEx Platform and development programs, build our own Phase 1/2 clinical manufacturing facility, seek regulatory approvals for our product candidates and to launch and commercialize any products for which we receive regulatory approval. As of December 31, 2018, we had $88.9 million of cash, cash equivalents and investments. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and investments, will enable us to fund our operating expenses and capital expenditure requirements until                . However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of any of our current engEx product candidates. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our engEx Platform, product candidates and development programs is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

∎	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our engEx product candidates and development programs;

∎	the clinical development plans we establish for our engEx product candidates;

∎	the number and characteristics of product candidates that we develop or may in-license;

∎	the terms of any collaboration agreements we may choose to conclude;

∎	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

∎	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

∎	the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and other regulatory authorities;

∎	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

∎	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

∎	the effect of competing technological and market developments;

∎	the costs of establishing and maintaining our clinical manufacturing facility and supply chain for the development and manufacture of our product candidates;

∎

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own; and

∎	our ability to establish and maintain healthcare coverage and adequate reimbursement from third-party payors for any approved products.

We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Any additional fundraising efforts may divert our management’s attention from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible into or exchangeable for common stock, your ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

We are early in our development efforts and we have not initiated clinical trials for any of our product candidates. We were formed in 2015, have no products approved for commercial sale and have not generated any revenue from product sales. Our ability to generate product revenue or profits, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates, which may never occur. We may never be able to develop or commercialize a marketable product.

All of our programs require additional preclinical research and development, clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. Other programs of ours require additional discovery research and then preclinical development. In addition, our product candidates must be approved for marketing by the FDA or certain other health regulatory agencies, including the EMA, before we may commercialize any product.

Our limited operating history, particularly in light of the nascent exosome therapeutics field, may make it difficult to evaluate our technology and industry and predict our future performance. Though several groups have conducted or are conducting proof of principle studies of therapeutic candidates based on natural exosomes, in most cases, these studies used exosomes secreted from producer cells that were partially purified and administered without further modification. As a result, the relevance of those studies to the evaluation of product candidates developed using our engEx Platform, which engineers and manufactures exosomes, may be difficult to ascertain. Our short history as an operating company and novel therapeutic approach make any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early-stage company, we have encountered unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our product candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $36.1 million and $36.6 million, respectively, which begin to expire in 2035. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $2.0 million and $0.7 million, respectively, which begin to expire in 2035 and 2030, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future taxable income or tax liabilities, respectively. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards or tax credits, or NOLs or credits, to offset future taxable income. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing federal and state NOLs and our existing research and development credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As described above, we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or credits that are subject to limitation by Sections 382 and 383 of the Code. The reduction of the corporate tax rate under the Tax Cuts and Jobs Act, or the TCJA, caused a reduction in the economic benefit of our net operating loss carryforwards and other deferred tax assets available to us. Under the TCJA, net operating loss carryforwards generated in taxable years ending after December 31, 2017 will not be subject to expiration; however, under the TCJA, net operating losses generated in taxable years beginning after December 31, 2017 will be subject to limitation on deduction.

Risks related to our business, technology and industry

We are very early in our development efforts. All of our engEx product candidates are still in preclinical development and it could be many years before we or our collaborators commercialize a product candidate, if ever. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have focused our research and development efforts to date on developing our engEx Platform, advancing our engEx product candidates and development programs, improving our knowledge of exosome biology, engineering and manufacturing, and identifying our initial targeted cell types and disease indications. Our future success depends heavily on the successful development of our engEx Platform and

engEx product candidates. Currently, all of our product candidates are in preclinical development. We have invested substantially all of our efforts and financial resources in exploring the breadth of our technology platform, developing our ability to manufacture high quality exosomes at scale as well as the identification and preclinical development of our current product candidates. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. For example, our research programs may fail to identify potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products impractical to manufacture, unmarketable, or unlikely to receive marketing approval. We currently generate no revenue from sales of any product and we may never be able to develop or commercialize a marketable product.

We plan to advance our first two engEx product candidates, exoSTING and exoIL-12, into clinical development in 2020 and any future product candidates we develop into clinical development thereafter. Commencing clinical trials for these product candidates, and any other clinical trials we may initiate, are subject to acceptance by the FDA of our investigational new drug applications, or INDs, and finalizing the trial designs based on discussions with the FDA and other regulatory authorities. In the event that the FDA or other regulatory authorities require us to complete additional preclinical studies or we are required to satisfy other FDA requests, the start of our first clinical trial for our engEx product candidates or any of our other programs may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. Moreover, our clinical trial results may show our engEx product candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or have unacceptable side effects or toxicities.

Our product candidates will require additional preclinical and clinical development, regulatory and marketing approval in multiple jurisdictions, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing capacity and expertise for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenue from product sales. In addition, our product development programs must be approved for marketing by the FDA, or certain other regulatory agencies, including the EMA, before we may commercialize our product candidates.

The success of our current product candidates will depend on several factors, including the following:

∎	successful completion of preclinical studies;

∎	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

∎	entry into collaborations to further the development of our product candidates;

∎	INDs or clinical trial applications, or CTAs, being in effect such that our product candidates can commence clinical trials;

∎	successful enrollment in, and completion of, clinical trials;

∎	successful data from our clinical programs that support an acceptable risk-benefit profile of our product candidates in the intended populations;

∎	receipt of regulatory and marketing approvals from applicable regulatory authorities;

∎	establishment of arrangements with third-party manufacturers for clinical supply and commercial manufacturing and, where applicable, commercial manufacturing capabilities;

∎

successful development of our internal manufacturing processes and transfer, where applicable, from our reliance on contract manufacturing organizations, or CMOs, to our own manufacturing facility, or from our own manufacturing facility to CMOs or the facilities of collaboration partners;

∎	establishment and maintenance of patent and trade secret protection or regulatory exclusivity for our product candidates;

∎	commercial launch of our product candidates, if and when approved, whether alone or in collaboration with others;

∎	acceptance of our product candidates and their therapeutic uses, if and when approved, by patients, the medical community and third-party payors;

∎	effective competition with other therapies and treatment options;

∎	establishment and maintenance of healthcare coverage and adequate reimbursement from third-party payors for any approved products;

∎	enforcement and defense of intellectual property rights and claims;

∎	maintenance of a continued acceptable safety profile of the product candidates following approval; and

∎	achieving desirable medicinal properties for the intended indications.

If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval and commercialize our product candidates.

Any positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or any future clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.

Our business is highly dependent on the success of our initial engEx product candidates targeting cancer. All of our engEx product candidates and development programs will require significant additional preclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

Our business and future success is highly dependent on our ability to initiate and complete clinical trials and to obtain regulatory approval of, and then successfully launch and commercialize, our initial engEx product candidates, exoSTING and exoIL-12, and others that may be selected from our development programs. We plan to initiate clinical trials for each of exoSTING and exoIL-12 in the first half and second half of 2020, respectively.

Our planned initial clinical trials may experience complications surrounding trial execution, such as complexities surrounding regulatory acceptance of our IND or CTA, trial design and establishing trial protocols, patient recruitment and enrollment, quality and supply of clinical doses, or safety issues.

We are planning to conduct a Phase 1/2 clinical trial to investigate safety and tolerability of exoSTING and early demonstration of preservation of tumor resident immune cells and activation of local and systemic anti-tumor immunity. In addition, we are planning to conduct a Phase 1/2 clinical trial to investigate safety and tolerability of exoIL-12. We are highly dependent on the success of these future clinical trials, the success of which are uncertain, if they are to occur at all. The FDA may disagree with our clinical trial design, including our selection of certain biomarkers, the requirements for us to validate those biomarkers or use of an adaptive trial design, or may change the requirements for advancement or approval even after it has reviewed and commented on the design of our trials.

As a result, the FDA or other regulatory authorities could require us to conduct additional preclinical studies or clinical trials, which could result in delays and significant additional costs, all of which could jeopardize our ability to successfully develop our product candidates.

All of our product candidates are in the early stages of development and will require additional preclinical and clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, because exoSTING and exoIL-12 are our most advanced engEx product candidates, if either exoSTING or exoIL-12 encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, the potential of our engEx Platform could be greatly diminished and our development plans and business would be significantly harmed.

Our engEx product candidates are based on a novel therapeutic approach, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Using exosome technology to develop product candidates is a relatively new therapeutic approach and no products based on exosomes have been approved to date in the United States or the European Union. As such it is difficult to accurately predict the developmental challenges we may incur for our engEx product candidates as they proceed through product discovery or identification, preclinical studies and clinical trials. In addition, because we have not commenced clinical trials, we have not yet been able to assess safety in humans, and there may be short-term or long-term effects from treatment with any product candidates that we develop that we cannot predict at this time. Also, animal models may not exist for some of the diseases we choose to pursue in our programs. As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our engEx Platform, or any similar or competitive exosome technologies, will result in the identification, development, and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our engEx Platform, exosome therapeutics or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

The clinical trial requirements of the FDA, the EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. No products based on exosomes have been approved to date by regulators. As a result, the regulatory approval process for product candidates such as ours is uncertain and may be more expensive and take longer than the approval process for product candidates based on other, better known or more extensively studied technologies. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or the European Union or other regions of the world or how long it will take to commercialize our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects may be harmed.

Negative developments in the field of exosomes could damage public perception of any product candidates that we develop, which could adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.

Exosome therapeutics are novel and unproven therapies, with no exosome therapeutic approved to date in the United States or the European Union. Exosome therapeutics may not gain the acceptance of the public or the medical community. To date, other efforts to leverage natural exosomes have generally demonstrated an inability to generate exosomes with predictable biologically active properties or to manufacture exosomes at suitable scale to treat more than a small number of patients. Some studies used natural exosomes without an intended or understood mechanism of action or pharmacology. Other studies included payloads but generated inconclusive results. Our success will depend on our ability to demonstrate that engineered exosomes can overcome these challenges.

If one of our current or future product candidates is unable to successfully target a certain immune cell type and pathway, and establish proof of concept in a certain disease, it may indicate that we will not be able to apply our engEx Platform to other diseases mediated by that cell type or pathway. This may also indicate a decrease in the probability of our success for other targets using the same modality in the same or different cell types, as well as for our engineered exosome approach more generally. Such failures could negatively affect the public or medical community’s perception of our engEx Platform, and exosome therapeutics in general.

Additionally, our success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of exosome therapeutics, could result in a decrease in demand for any product that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of, or modification to, our clinical trials. Any future negative developments in the field of exosomes and their use as therapies could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our product candidates. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for any of our product candidates.

Development of new therapeutics involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs, fail to replicate the positive results from our earlier preclinical studies or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. All of our product candidates are still in the preclinical stage, and their risk of failure is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical studies that support our planned INDs in the United States, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical studies will ultimately support the further development of our product candidates. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Clinical trials are expensive, difficult to design and implement and can take many years to complete, and their outcome is inherently uncertain. Failure can occur at any time during, or even after, the clinical trial process and our future clinical results may not be successful. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

Successful completion of clinical trials is a prerequisite to submitting a Biologics License Application, or BLA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to other regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We may experience delays in completing our preclinical studies and initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

∎	we may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

∎	regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎

positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials, and positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results;

∎

clinical trials of any product candidates may fail to show safety, purity or potency, or produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

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the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

∎	we may need to add new or additional clinical trial sites;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

∎	the cost of preclinical studies and clinical trials of any product candidates may be greater than we anticipate or greater than our available financial resources;

∎	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other therapies for, cancer or additional diseases that we may target that raise safety or efficacy concerns about our product candidates; and

∎	the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the institutions in which such trials are being conducted, or the FDA or other regulatory authorities, or recommended for suspension or termination by the Data Safety Monitoring Board, or DSMB, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical studies or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our preclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

Interim top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary data from our future clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events not seen in our preclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Following repeated dosing some patients may develop antibodies to our exosome therapeutics. These antibodies could reduce the efficacy of our exosome therapeutics or result in undesirable side effects. Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

We may develop future product candidates, in combination with one or more existing therapies. In addition to developing each of exoSTING and exoIL-12 for use as a monotherapy, we also may develop these product candidates, and any other future product candidates in the field of oncology, for use in combination with other anti-cancer drugs. Our initial cancer programs will focus on solid tumors that are non-immunogenic, or “cold,” meaning they are resistant to checkpoint inhibitor-based immunotherapies. There can be no assurance that the use of our product candidates as combination therapy will overcome this resistance to checkpoint inhibitor-based immunotherapies, or any other existing cancer therapies. Furthermore, if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or other regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially. We may also evaluate product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA or other regulatory authorities. We will not be able to market and sell any such product candidate we develop in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

If significant adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

If we encounter difficulties enrolling patients in our future clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

∎	the severity of the disease under investigation;

∎	the patient eligibility and exclusion criteria defined in the protocol;

∎	the size of the patient population required for analysis of the trial’s primary endpoints;

∎	availability and efficacy of approved medications for the disease under investigation;

∎	the proximity of patients to trial sites;

∎	the design of the trial;

∎	perceived risks and benefits of the product candidate under trial, particularly product candidates developed using a novel therapeutics approach, like our engEx product candidates;

∎	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

∎	the efforts to facilitate timely enrollment in clinical trials;

∎	the patient referral practices of physicians;

∎	the ability to monitor patients adequately during and after treatment;

∎	our ability to obtain and maintain patient consents; and

∎	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for our targeted therapeutic areas, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in any future clinical trial we may conduct.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

We may not be successful in our efforts to utilize our engEx Platform to identify and develop additional engEx product candidates. Due to our limited resources and access to capital, we must choose to prioritize development of certain product candidates, such as our initial focus on developing exoSTING and exoIL-12, as well as the candidates from our collaboration with Jazz Pharmaceuticals, which may prove to be wrong choices and may adversely affect our business.

A key element of our strategy is utilizing our engEx Platform to generate multiple engEx product candidates. Although we intend to develop numerous engEx product candidates targeting various cell types and indications, in addition to the engEx product candidates we are currently developing, we may fail to identify viable new engEx product candidates for clinical development for a number of reasons. If we fail to identify additional potential engEx product candidates, our business could be materially harmed.

Research programs to pursue the development of our engEx product candidates and using our engEx Platform to design and identify new engEx product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Our engEx Platform and research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

∎	the research methodology used may not be successful in identifying potential indications and/or product candidates;

∎	potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

∎

it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

Because we have limited financial and human resources, we intend to initially focus on research programs and product candidates, including exoSTING and exoIL-12, for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries, including the field of exosome therapeutics, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. Our competitors may be able to develop other compounds, drugs, cellular or gene therapies that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug, biologic, cellular or gene therapy products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

All of our planned and anticipated engEx product candidates use exosomes that are produced from modified cells and/or are loaded ex vivo with various biologically active molecules. Competitors using engineered and ex vivo modified exosomes plan to use their candidates in numerous therapeutic applications, some of which may directly compete with our engEx product candidates and early programs. Competing therapeutic applications include cancer, metabolic diseases, various rare diseases, central nervous system disorders, diseases of the immune system and infectious diseases. Competitors using engineered and ex vivo loaded exosomes include ArunA Biomedical, Inc., AstraZeneca plc, Evox Therapeutics Ltd and PureTech Health plc. Several small-scale clinical studies using unmodified cell-derived exosomes have been initiated, often led by academic investigators for a variety of indications including cancer, immune diseases, and stroke.

We also face competition outside of the exosome therapeutics field, including from some of the largest pharmaceutical companies, and other similarly-positioned specialty biotechnology companies. Our two lead engEx product candidates, exoSTING and exoIL-12, face competition from numerous companies.

Competitors in the STING agonist space include Aduro Biotech, Inc. and Novartis International AG, Bristol-Myers Squibb Company, Merck & Co., Inc., Nimbus Therapeutics, Inc., GlaxoSmithKline plc, Spring Bank Pharmaceuticals, Inc., Synlogic, Inc., Mavupharma, Inc. and others.

Both Merck & Co., Inc. and Aduro Biotech, Inc., in collaboration with Novartis International AG, have initiated clinical trials using small molecule STING agonists in cancer patients, and several competitors are poised to enter the clinic before our initial clinical trials are planned to commence in the first half of 2020. Additionally, there are several STING agonist programs that have been described in the literature that are owned or being developed by academic institutions that may enter the clinic before our clinical trials commence.

Competitors in the IL-12 space include Celsion Corporation, Eli Lilly and Company, MedImmune, LLC (acquired by AstraZeneca plc) and Inovio Pharmaceuticals, Inc., Moderna, Inc., Neumedicines Inc., OncoSec Medical Incorporated, Rubius Therapeutics, Inc., Torque Therapeutics, Inc., Ziopharm Oncology, Inc. and others.

The IL-12 programs from Ziopharm Oncology, Inc., OncoSec Medical Incorporated, Neumedicines Inc., Celsion Corporation, and MedImmune, LLC (acquired by AstraZeneca plc) are currently being used in clinical trials, and several competitors are poised to enter the clinic before our initial clinical trials are planned to commence in the second half of 2020.

We also face competition related to the therapeutic areas and biologically active molecules we plan to engineer and/or load into our exosome therapeutics. Our engEx Platform is amenable to creating exosomes capable of delivering and/or displaying numerous classes of biologically active molecules. For each of these therapeutic areas and molecule classes we face competition from numerous large pharmaceutical companies and similarly-positioned specialty biotechnology companies.

Competitors in the inhibitory nucleic acid space include Alnylam Pharmaceuticals, Inc., Ionis Pharmaceuticals, Inc., Dicerna Pharmaceuticals, Inc., Arrowhead Pharmaceuticals, Inc., F. Hoffman-La Roche AG, or Roche, and others.

Competitors in the gene editing space include CRISPR Therapeutics AG, Editas Medicine, Inc., Intellia Therapeutics, Inc., Sangamo Therapeutics, Inc. and others.

Competitors in the gene therapy space include BioMarin Pharmaceutical Inc., uniQure NV, bluebird bio, Inc., GlaxoSmithKline plc, Spark Therapeutics, Inc., Solid Biosciences Inc., Voyager Therapeutics, Inc., Novartis International AG and others.

These competitors compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or non-competitive. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products and our patents may not be sufficient to prevent our competitors from commercializing competing products.

To become and remain profitable, we must develop and eventually commercialize product candidates with significant market potential, which will require us to be successful in a range of challenging activities. These activities can include completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any post marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Even if we obtain regulatory approval to market our product candidates, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances.

We may develop exoSTING, exoIL-12, and potentially future product candidates, in combination with other therapies, and safety or supply issues with combination-use products may delay or prevent development and approval of our product candidates.

We may develop exoSTING, exoIL-12, and potentially future product candidates, in combination with one or more cancer or other therapies, both approved and unapproved. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. Similarly, if the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We may also evaluate exoSTING, exoIL-12 or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell exoSTING, exoIL-12 or any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. The regulations prohibiting the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. In addition, there are additional risks similar to the ones described for our products currently in development and clinical trials that result from the fact that such cancer therapies are unapproved, such as the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

Furthermore, we cannot be certain that we will be able to obtain a steady supply of such cancer therapies for use in developing combinations with our product candidates on commercially reasonable terms or at all. Any failure to obtain such therapies for use in clinical development, and the expense of purchasing therapies in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop our product candidates as commercially viable therapies.

If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with exoSTING, exoIL-12 or any product candidate we develop, we may be unable to obtain approval of, or market exoSTING, exoIL-12 or any product candidate we develop.

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any engEx product candidate we develop receives marketing approval, whether as a single agent therapeutic or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, other cancer treatments like chemotherapy, radiation therapy and immunotherapy are well established in the medical community, and doctors may continue to rely on these therapies instead of therapies derived from our engEx Platform, if approved. If the engEx product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

∎	efficacy, safety and potential advantages compared to alternative treatments;

∎	convenience and ease of administration compared to alternative treatments;

∎	the clinical indications for which our product candidates are approved by the FDA, EMA or other regulatory authority, if any;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	public perception of new therapies, including exosome therapies;

∎	the strength of marketing and distribution support;

∎	the ability to offer our products, if approved, for sale at competitive prices;

∎	the timing of market introduction of competitive products;

∎	the ability to obtain sufficient coverage and adequate reimbursement from third-party payors, including with respect to the use of the approved product as a combination therapy; and

∎	the prevalence and severity of any side effects.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and future clinical trials, market acceptance of the product will not be fully known until after it is launched. If our product candidates do not achieve an adequate level of acceptance following regulatory approval, if ever, we may not generate significant product revenue and may not become profitable.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring biologically active molecules to load into or onto our engineered exosomes, complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

∎	increased operating expenses and cash requirements;

∎	the assumption of indebtedness or contingent liabilities;

∎	the issuance of our equity securities;

∎	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

∎	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

∎	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status, and their existing products or product candidates and marketing approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. Any of the foregoing may materially harm our business, financial condition, results of operations, stock price and prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing our product candidates in clinical trials and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	inability to bring a product candidate to the market;

∎	decreased demand for our products;

∎	injury to our reputation and significant negative media attention;

∎	withdrawal of clinical trial participants and inability to continue clinical trials;

∎	initiation of investigations by regulators;

∎	significant costs to defend the related litigation;

∎	diversion of management’s time and our resources;

∎	substantial monetary awards to trial participants or patients;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	loss of revenue;

∎	exhaustion of any available insurance and our capital resources;

∎	the inability to commercialize any product candidate; and

∎	decline in our stock price.

Since we have not yet commenced clinical trials, we do not yet hold clinical trial or product liability insurance. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. If and when coverage is secured, our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and our estimates of the prevalence of our target patient populations may be inaccurate.

Cancer and other disease therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for third-line use. Initial approvals for new cancer and other disease therapies are often restricted to later lines of therapy for patients with advanced or metastatic disease, limiting the number of patients who may be eligible for such new therapies, which may include our product candidates.

Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive our therapies, if approved, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, input from key opinion leaders, patient foundations, or secondary market research databases, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we obtain significant market share for our product candidates, because certain of the potential target populations may be small, we may never achieve profitability without obtaining regulatory approval for additional indications.

We currently have a limited marketing and sales organization and have limited experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have limited sales, marketing or distribution capabilities and have limited experience in marketing products. If we are able to successfully develop and commercialize any engEx product candidates, we currently intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

In addition to establishing internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, if any, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have limited control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

Risks related to employee matters, managing growth and other risks related to our business

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including Douglas Williams, Ph.D., our Chief Executive Officer, Linda Bain, our Chief Financial Officer, Richard Brudnick, our Chief Business Officer, Andrea DiFabio, our Chief Legal Officer, and Konstantin Konstantinov, Ph.D., our Executive Vice President of Manufacturing. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facilities in Cambridge, Massachusetts. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel. Failure to succeed in future clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 1, 2019, we had 68 full-time employees. As our research, development, manufacturing and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

∎	identifying, recruiting, compensating, integrating, maintaining and motivating additional employees;

∎	securing suitable office, laboratory and manufacturing space to support our growth;

∎	managing our internal research and development efforts effectively, including identification of clinical candidates and navigating the clinical and FDA review process for our product candidates; and

∎	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain organizations, advisors, contractors and consultants to provide certain services, including many aspects of regulatory affairs, clinical management and manufacturing. There can be no assurance that the services of these organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other regulatory bodies, provide true, complete and accurate information to the FDA and other regulatory bodies, comply with manufacturing regulations and standards, comply with healthcare privacy, fraud and abuse laws in the United States and similar foreign laws, or report financial information or data accurately or to disclose unauthorized activities to us.

Sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in significant civil, criminal and administrative penalties and cause serious harm to our reputation.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. Although we carry workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination, this insurance may not provide adequate coverage against potential liabilities.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber security.

Given our limited operating history, we are still in the process of implementing our internal security measures. Our internal computer systems and those of current and future third parties on which we rely may fail and are vulnerable to damage from computer viruses and unauthorized access. Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we will rely on third parties for the manufacture of our product candidates or any future product candidates and expect to rely on third parties to conduct our future clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidate or any future product candidates could be hindered or delayed.

Business disruptions could seriously harm our future business and financial condition and increase our costs and expenses.

Our operations, and those of our current and future CROs or CMOs, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We will rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, if approved, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

∎	differing regulatory requirements in foreign countries;

∎	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

∎	economic weakness, including inflation, or political instability in particular foreign economies and markets;

∎	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	foreign taxes, including withholding of payroll taxes;

∎	negative consequences from changes in tax laws;

∎	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

∎	difficulties staffing and managing foreign operations;

∎	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

∎	workforce uncertainty in countries where labor unrest is more common than in the United States;

∎	potential liability under the Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

∎	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

∎	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the U.S. government implemented the TCJA, which significantly reforms the Code. The TCJA, among other things, contains significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal tax rate of 35% to a flat rate of 21%, a limitation of the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), a limitation of the deduction for net operating losses to 80% of annual taxable income and an elimination of net operating loss carrybacks applying to net operating losses arising in taxable years ending after December 31, 2017, (though any such net operating losses arising in taxable years ending after December 31, 2017 may be carried forward indefinitely) and the modification or repeal of many business deductions and credits (including a reduction the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”). We continue to examine the impact this tax reform legislation may have on our business.

Risks related to manufacturing and supply

We will be dependent on suppliers for some of our components and materials used to manufacture our current and future product candidates.

We currently depend on suppliers for some of the components necessary for our product candidates and will continue to depend on them for future manufacture of our product candidates. We cannot be sure that these suppliers will remain in business, that they will be able to meet our supply needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from a supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the components and other materials used to manufacture our products, any interruption or delay in the supply of components or other materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of our product candidates, we will also require FDA approval of the individual components of our process, which include the manufacturing processes and facilities of our suppliers.

Our reliance on these suppliers subjects us to a number of risks that could harm our business, and financial condition, including, among other things:

∎	interruption of product candidate or commercial supply resulting from modifications to or discontinuation of a supplier’s operations;

∎	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

∎	a lack of long-term supply arrangements for key components with our suppliers;

∎	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

∎	difficulty and cost associated with locating and qualifying alternative suppliers for our components and precursor cells in a timely manner;

∎	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

∎	delay in delivery due to our suppliers prioritizing other customer orders over ours; and

∎	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, our manufacturing costs could significantly increase and our ability to meet clinical and commercial demand for our products could be impacted.

We are establishing our own manufacturing facility and infrastructure in addition to or in lieu of relying on CMOs for the manufacturing of our product candidates, which will be costly, time-consuming, and which may not be successful.

We have limited experience as a company in establishing an exosome manufacturing facility and may face significant risks with the establishment of our own exosome manufacturing facility or capability. As a result, we will also need to hire additional personnel to build and set up a manufacturing facility, manage our operations and facilities and develop the necessary infrastructure to continue the research and development, and eventual commercialization, if approved, of our product candidates. We, as a company, have limited experience in building, setting up or eventually managing an exosome manufacturing facility. If we fail to select the correct location, fail to negotiate the purchase or lease of a facility, or fail to complete any planned renovation, customization and validation in an efficient manner, or fail to recruit the required personnel and generally manage our growth effectively, the development and production of our product candidates could be curtailed or delayed, and we may be unable to rely on previously existing relationships with CMOs.

We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the FDA, the EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other regulatory authorities may require that we not distribute a lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. Problems in our manufacturing process could restrict our ability to meet market demand for our products.

We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Changes in product candidate manufacturing or formulation may result in additional costs or delay, which could adversely affect our business, results of operations and financial condition.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods or formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA or other regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and/or jeopardize our ability to commence product sales and generate revenue.

Our product candidates are uniquely manufactured. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce our engEx exosomes is complex and novel and it has not yet been validated for clinical and commercial production. As a result of these complexities, the cost to manufacture our product candidates is higher than traditional small molecule chemical compounds and the manufacturing process may prove to be less reliable and may be more difficult to reproduce. Furthermore, our manufacturing process development and scale-up is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

Our manufacturing process may be susceptible to logistical issues associated with shipment of the final product to clinical centers, manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth and productivity, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination. Further, as product candidates are developed through preclinical to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Although we continue to optimize our manufacturing process for our engEx product candidates, consistently achieving the targeted results is not guaranteed, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency, and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our production process from our contract manufacturer to any other manufacturing facilities, or our contract manufacturer may not have the necessary capabilities to complete the implementation of the manufacturing process. If we are unable to adequately validate or scale-up the manufacturing process for our product candidates with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

The manufacturing process for any products that we may develop is subject to the FDA and other regulatory authority approval processes, and we will need to contract with manufacturers who can meet all applicable FDA and other regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to consistently manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

Risks related to government regulation

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates, we must obtain marketing approval. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. In certain instances, we may need to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity, efficacy and potency.

Securing regulatory approval also requires the submission of information about the prospective manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted IND, Premarket Approval, or PMA, BLA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

∎	the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for its proposed indication or that a potential related companion diagnostic, should we develop one, is suitable to identify appropriate patient populations;

∎	the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

∎	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

∎	the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

∎	the FDA or other authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

∎	the approval policies or regulations of the FDA or other regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted.

For example, the general approach for FDA approval of a new biologic or drug is for sponsors to seek licensure or approval based on dispositive data from well-controlled, Phase 3 clinical trials of the relevant product candidate in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. We believe that we may be able to utilize FDA’s accelerated approval program for our product candidates given the limited alternatives for treatments for cancer and other serious diseases, but the FDA may not agree with our plans.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

Moreover, approval of genetic or biomarker diagnostic tests may be necessary in order to advance some of our product candidates to clinical trials or potential commercialization. In the future regulatory agencies may require the development and approval of such tests. Accordingly, the regulatory approval pathway for such product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining other regulatory approvals and compliance with other regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While we have not yet initiated clinical trials for any of our product candidates, as is the case with many cancer and disease therapeutics, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or other regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The treatment-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may withdraw or limit their approval of such product candidates;

∎	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

∎	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

∎	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;

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regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

∎	we may be subject to regulatory investigations and government enforcement actions;

∎	we may decide to remove such product candidates from the marketplace;

∎	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

∎	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in expedited development or regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We may fail to obtain, and if obtained, maintain, orphan drug designations from the FDA for our current and future product candidates, as applicable.

We may file for orphan drug designation where available for our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek orphan drug designation for our product candidates, we may never receive such designations.

While we have not yet sought any regulatory approval for any product candidate, the FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. At present, we have not sought approval from any such regulatory authority, but such further regulation may delay or prevent commercialization of one or more of our product candidates. Adverse developments in clinical trials of any therapeutic candidates leveraging exosomes conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the EMA governs the development of therapeutic candidates in the European Union and may issue new guidelines concerning the development and marketing authorization for therapeutic candidates and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Even if we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our present or future product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of other regulatory authorities. In addition, we will be subject to continued compliance with good manufacturing practices, or cGMP, and good clinical practices, or GCP, requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and other regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our present or future product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategies, or REMS, program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or another regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

∎	warning letters or holds on clinical trials;

∎	fines, restitution or disgorgement of profits or revenue;

∎	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

∎	product seizure or detention or refusal to permit the import or export of our product candidates; and

∎	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current administration may impact our business and industry. Namely, the current administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, including any executive orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

We and our contract manufacturers are subject to significant regulation with respect to the manufacturing of our current and future product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

We currently have relationships with a limited number of suppliers for the manufacturing of our product candidates. Each supplier may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain and we may be unable to transfer or sublicense the intellectual property rights we may have with respect to such activities.

All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our existing and future contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s good laboratory practices, or GLP, and cGMP regulations enforced by the FDA through its facilities inspection program. Some of our contract manufacturers have not produced a commercially-approved product and therefore have not obtained the requisite FDA approvals to do so. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition and results of operations may be materially harmed.

Additionally, if supply from one approved manufacturer is interrupted, there could be a significant disruption in commercial supply. An alternative manufacturer would need to be qualified through a BLA supplement which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of clinical studies, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed.

Healthcare insurance coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of the cancers and diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance.

Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement from third-party payors will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates may have a higher cost of goods than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the current administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The TCJA includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” tax penalty was repealed by the U.S. Congress as part of the TCJA. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. These reductions will remain in effect through 2027 unless additional Congressional action is taken.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contained additional drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. The Trump administration also released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and on January 31, 2019, the Department of Health and Human Services Office of Inspector General proposed modifications to the federal anti-kickback Statute discount safe harbors for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. While some of these and other proposed measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of pharmaceutical products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

We face risks related to our collection and use of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices.

Our business processes personal data, including data related to health. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations, such as the common rules for the control and authorization for clinical trials in the EU, GCP requirements, or FDA human subject protection regulations. We also face risks inherent in handling large volumes of data and in protecting the security of such data. We could be subject to attacks on our systems by outside parties or fraudulent or inappropriate behavior by our service providers or employees. Third parties may also gain access to users’ accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and may use such access to obtain users’ personal data or prevent use of their accounts. For example, in 2019, we experienced a phishing incident where one employee’s email account was accessed by an unauthorized third party. We initiated an investigation, which is still ongoing, to determine whether further action is required under either U.S. or state law. The incident did not have a material impact on our business or financial condition. While we believe we responded appropriately, including implementing remedial measures with the goal of preventing similar such events in the future, there can be no assurance that we will be successful in these remedial and preventative measures or be successful in mitigating the effects of future incidents or cyber-attacks. Data breaches could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to individual or consumer class action litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

This risk is enhanced in certain jurisdictions and, as we expand our operations domestically and internationally, we may be subject to additional laws in other jurisdictions. Any failure, or perceived failure, by us to comply with privacy and data protection laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business. For example, in the United States, California recently adopted the California Consumer Privacy Act of 2018, which will come into effect beginning in January 2020. The GDPR, discussed below, became effective in May 2018. If any of these events were to occur, our business and financial results could be adversely affected. Other jurisdictions besides the US and the EU are similarly introducing or enhancing laws and regulations relating to privacy and data security, which enhances risks relating to compliance with such laws.

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and use of personal health data in the European Union was governed by the provisions of the Data Protection Directive, which, as of May 25, 2018, has been superseded by the GDPR. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any potential clinical trial activities in EU members states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or € 20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

We are subject to various laws relating to foreign investment and the export of certain technologies, and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.

We are subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 801, as amended, administered by the Committee on Foreign Investment in the United States; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets, limiting the collaborations we may pursue, regulating the export our products, services, and technology from the United States and abroad, increasing our costs and the time necessary to obtain required authorizations and to ensure compliance and threatening monetary fines and other penalties if we do not.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our engEx Platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to the engEx Platform, our product candidates and other technologies we may develop. We seek to protect our proprietary position by in-licensing intellectual property and filing patent applications in the United States and abroad relating to our product candidates and engEx Platform, as well as other technologies that are important to our business. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage. We have a single issued United States composition of matter patent with claims directed to our engEx Platform technology utilized in one or more of our current engEx product candidates. We have filed or intend to file patent applications on these aspects of our technology and our product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications.

Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain, however, that the claims in our pending patent applications covering the composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions of matter relating to the engEx Platform and our product candidates, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement can be difficult to prevent or prosecute. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to the engEx Platform and our product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to our patent portfolio, as of March 1, 2019, all of the patent rights that we own or in-license are currently pending patent applications except that we own one issued U.S. patent directed to exosomes comprising an exogenously expressed prostaglandin F2 receptor negative regulator, or PTGFRN. In addition, we may rely on third-party collaborators to file patent applications relating to proprietary technology that we develop jointly during certain collaborations. With respect to both in-licensed, owned and jointly owned intellectual property, we cannot predict whether the patent applications we, our licensors and present or future collaborators are currently pursuing or may pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we and our collaborators may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our owned or in-licensed pending and future patent applications may not result in patents being issued which protect our engEx Platform technology, our product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. Moreover, even issued patents do not provide us with the right to practice our technology in relation to the commercialization of our products. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology. Our issued patents, those that may issue in the future and those that we in-license may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or license issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Consequently, we do not know whether the engEx Platform, our product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and patents that we own or license may be challenged in the courts or patent offices in the United States and abroad. We or our licensors may be subject to a third party preissuance submission of prior art to the USPTO or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize the engEx Platform, our product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor’s priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the engEx Platform, our product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may in the future co-own intellectual property rights relating to the engEx Platform and our future product candidates with third parties. In addition, our licensors may co-own the patent rights we in-license with other third parties with whom we do not have a direct relationship. Our exclusive rights to certain of these patent rights are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patent rights, who are not parties to our license agreements. For example, under our Patent and Technology License Agreement, as amended, or the MDACC License, with the University of Texas MD Anderson Cancer Center, or MDACC, and Beth Israel Deaconess Medical Center, or BID, we license certain patent rights co-owned by MDACC and BID. Our rights to BID’s interest in such patent rights depends on an inter-institutional agreement between MDACC and BID, pursuant to which MDACC controls the licensing of such patent rights. If our licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patent rights or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our rights to develop and commercialize our product candidates and engEx Platform may be subject, in part, to the terms and conditions of licenses granted to us by others.

We rely upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates and engEx Platform. Patent rights that we in-license may be subject to a reservation of rights by one or more third parties. For example, our in-licensed patent rights from MDACC under the MDACC License were funded in part by the U.S. government. As a result, the U.S. government may have certain rights to such intellectual property. See the section titled “Business—Licenses” for additional information.

In-licenses from third parties for patent rights may also be co-exclusive. For example, under our license agreement with Kayla Therapeutics S.A.S., or Kayla, our in-licensed patent rights are co-exclusive and Kayla retains the right to research, develop, manufacture and commercialize certain compounds and products, subject to certain restrictions including a six year exclusivity provision that prohibits Kayla from researching, developing, manufacturing and commercializing any STING agonist compounds and products in connection with exosomes.

In addition, subject to the terms of any such license agreements, we may not have the right to control the enforcement, and defense of patents and patent applications covering the technology that we license from third parties in the future. We cannot be certain that, if applicable, our future in-licensed patent applications (and any patents issuing therefrom) that are controlled by our licensors will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patent rights, or lose rights to those patent applications (or any patents issuing therefrom), the rights we have licensed may be reduced or eliminated, our right to develop and commercialize the engEx Platform and any of our product candidates that are the subject of such licensed rights could be adversely affected, and we may not be able to prevent competitors from making, using and selling competing products. Moreover, we cannot be certain that such activities by our licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Some intellectual property may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Our in-licensed patent rights from MDACC under the MDACC License were funded in part by the U.S. government and are therefore subject to certain federal regulations. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States in certain circumstances and if this requirement is not waived, any exercise by the U.S. government of such rights or by any third party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

The MDACC License and the Kayla license impose, and we expect our future license agreements will impose, various development, diligence, commercialization, and other obligations on us to maintain the licenses. Despite our efforts, MDACC, Kayla or a future licensor might conclude that we have materially breached our obligations under such license agreements and seek to terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patent rights licensed thereunder fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of the engEx Platform or certain of our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	the sublicensing of patent and other rights under our collaborative development relationships;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners;

∎	whether and the extent to which inventors are able to contest the assignment of their rights to our licensors; and

∎	the priority of invention of patented technology.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed or will license prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to continue to utilize our engEx Platform or successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may be obligated to make “success” payments upon the achievement of certain price targets in connection with a corporate financing or change in control transaction, pursuant to our license agreement with the MD Anderson Center for Cancer.

Pursuant to the terms of the MDACC License, we are obligated to make a one-time payment to MDACC of amounts ranging from $20 million to $150 million, if by November 12, 2019, we are acquired or we close an equity financing, which includes this offering, and the price per share in such acquisition or equity financing is equal to or in excess of the agreed upon price triggers equating to company valuations of approximately $1.4 billion to $5.8 billion. If these payments were to be triggered, we may elect, at our sole discretion, to make such payments in cash or by the issuance of our common stock. Further, all amounts paid to MDACC for royalties, milestones, and sublicensing consideration will be credited against any such payments that become due.

We are required to pay royalties under our license agreements with third-party licensors, and we must use commercially reasonable diligence efforts and meet milestones to maintain our license rights.

Under our in-license agreement with Kayla, as well as our license agreement with MDACC, we will be required to pay royalties based on our annual net sales from sales of our products covered by a valid claim of the licensed patent rights and these royalty payments could adversely affect the overall profitability for us of any products that we may seek to commercialize. In addition, under our license agreement with Kayla, we have certain diligence obligations, which include using commercially reasonable efforts to develop and commercialize products under the licensed patent rights, including using commercially reasonable efforts to draft and file an IND on or before June 30, 2020 and to initiate a cohort extension study of a Phase 1/2 thereafter. We may not be successful in meeting these obligations in the future on a timely basis or at all. Our failure to meet these obligations may give Kayla the right to terminate our license rights.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. or foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions in which we seek or hold patents or patent applications could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to the engEx Platform, our product candidates or other technologies or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our product candidates, and any patents that may issue covering our engEx Platform and other technologies, could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or one of our licensing parties initiated legal proceedings against a third party to enforce a patent covering the engEx Platform, our product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our owned, jointly-owned or in-licensed patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the engEx Platform, our product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and/or data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned, jointly owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing the engEx Platform, our product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patent rights, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to the engEx Platform, our product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for the engEx Platform, our product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions. We currently, and may continue in the future continue to, rely on third parties to assist us in developing and manufacturing our product candidates. Accordingly, we must, at times, share know-how and trade secrets, including those related to our engEx Platform, with them. We may in the future also enter into research and development collaborations with third parties that may require us to share know-how and trade secrets under the terms of our research and development partnerships or similar agreements.

We seek to protect our know-how, trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements, and including in our vendor and service agreements terms protecting our confidential information, know-how and trade secrets, with parties who have access to such information, such as our employees, scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and we remind former employees when they leave their employment of their confidentiality obligations. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes.

Despite our efforts, any of the aforementioned parties may breach the agreements and disclose our proprietary information, including our trade secrets, or there may be a lapses or failures in our physical and electronic security systems which lead to our proprietary information being disclosed, and we may not be able to obtain adequate remedies in the event of any such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of our scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to the engEx Platform, our product candidates or other technologies.

We currently have rights to certain intellectual property, through licenses from third parties, to develop the engEx Platform and our product candidates. Some pharmaceutical companies, biotechnology companies, and academic institutions are competing with us in the field of exosome therapeutics and may have patents and have filed and are likely filing patent applications potentially relevant to our business. To avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. We may also require licenses from third parties for certain technologies that we are evaluating for use with our current or future product candidates. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for the engEx Platform and our current or future product candidates at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates or continue to utilize our existing engEx Platform technology, which could harm our business, financial condition, results of operations, and prospects significantly.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of the engEx Platform, our product candidates and other technologies.

The field of exosome therapeutics is competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to our owned and in-licensed, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our, our licensors’ and our collaborators’ ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to exosome technologies and therapeutic products, and in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that the engEx Platform, our product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that the engEx Platform, our product candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing the engEx Platform, our product candidates and other technologies might assert are infringed by our current or future product candidates, engEx Platform or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover the engEx Platform, our product candidates and other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to the engEx Platform, our product candidates and other technologies, could be found to be infringed by the engEx Platform, our product candidates and other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that the engEx Platform, our product candidates and other technologies may infringe. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our engEx Platform, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of the engEx Platform, our product candidates and other technologies infringes upon these patents. We follow patent applications of interest and take action, as appropriate, e.g., filing third-party observations and oppositions. We are aware of issued patents outside the United States that are directed to engineered exosomes. While we believe that we have reasonable defenses against claims of infringement, including that certain claims in these patents are invalid, there can be no assurance that we will prevail in an infringement action brought against us by the holder of these patents. In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by the engEx Platform, our product candidates or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the engEx Platform, our product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing the engEx Platform, our product candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize the engEx Platform, our product candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could have an adverse effect on our ability to raise additional funds and could impair our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners. In addition, our patents or the patents of our licensing partners also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have filed, but have not yet received trademark registrations, for our name, logo and other marks, and we may never obtain such registrations. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. For example, we recently received a letter from a third party asserting a potential claim of trademark infringement with respect to our name, Codiak BioSciences. We dispute the assertions. If we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

∎	others may be able to make products that are similar to our product candidates or utilize similar exosome technology but that are not covered by the claims of the patents that we license or may own;

∎

we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

∎	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

∎	it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

∎	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we may not develop additional proprietary technologies that are patentable;

∎	the patents of others may harm our business;

∎	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property; and

∎	third-party patents may issue with claims covering our activities; we may have infringement liability exposure arising from such patents.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our reliance on third parties

We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

We will depend upon third parties, including independent investigators, to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs. We will rely heavily on third parties over the course of our clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff.

Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and other regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with biologic product produced under cGMP requirements and may require a large number of patients.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

Any third parties conducting our future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

Our collaboration with Jazz Pharmaceuticals, and our future collaborations, may be important to our business. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have entered into a collaboration with Jazz Pharmaceuticals Ireland Limited, or Jazz, for certain product candidates and we may enter into collaborations with other companies to provide us with important technologies and funding for our programs and technology, and we may receive additional technologies and funding under these and other collaborations in the future. Our collaboration with Jazz and any future collaborations we enter into, may pose a number of risks, including the following:

∎	collaborators have significant discretion in determining the efforts and resources that they will apply;

∎	collaborators may not perform their obligations as expected;

∎

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

∎

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

∎

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

∎

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

∎	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

∎

collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

∎

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

∎

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

∎	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

∎	if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

∎

collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our collaboration with Jazz or our potential future collaborations do not result in the successful discovery, development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology and product candidates could be delayed and we may need additional resources to develop product candidates and our technology. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

Additionally, if Jazz or one of our potential future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for additional collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into additional collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of products or continue to develop our technology, and our business may be materially and adversely affected.

Our relationships with healthcare providers and physicians and third-party payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies conduct research, sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

∎

the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. “Remuneration” has been interpreted broadly to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other;

∎

federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

∎

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

∎

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

∎

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Effective upon the completion of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks related to our common stock and this offering

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we have applied to list our common stock on the Nasdaq Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. We also cannot predict the prices at which our shares of common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our shares of common stock may fall.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk factors” section and elsewhere in this prospectus, these factors include:

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the commencement, enrollment or results of our ongoing and preclinical studies or planned clinical trials of our product candidates or any future preclinical studies or clinical trials we may conduct, or changes in the development status of our product candidates;

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any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;

∎	adverse results from or delays in clinical trials of our product candidates;

∎	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

∎	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

∎	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

∎	adverse developments concerning our manufacturers;

∎	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

∎	our inability to establish collaborations, if needed;

∎	our failure to commercialize our product candidates;

∎	changes in the structure of healthcare payment systems;

∎	additions or departures of key scientific or management personnel;

∎	unanticipated serious safety concerns related to the use of our product candidates;

∎	introduction of new products or services by our competitors;

∎	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

∎	our ability to effectively manage our growth;

∎	the size and growth of our initial target markets;

∎	actual or anticipated variations in quarterly operating results;

∎	our cash position;

∎	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

∎	publication of research reports about us or our industry, or exosome therapeutics in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

∎	changes in the market valuations of similar companies;

∎	developments or changing views regarding the use of exosome therapeutics;

∎	overall performance of the equity markets;

∎	sales of our common stock by us or our stockholders in the future, including in connection with the expiration of market stand-off or lock-up agreements;

∎	trading volume of our common stock;

∎	adoption of new accounting standards;

∎	ineffectiveness of our internal controls;

∎	the level of expenses related to any of our research programs; clinical development programs or product candidates that we may develop;

∎	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

∎	significant lawsuits, including patent or stockholder litigation;

∎	general political and economic conditions; and

∎	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have not paid any dividends since our incorporation. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited in the foreseeable future to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Immediately following the completion of this offering, our executive officers, directors and their affiliates and 5% stockholders will beneficially hold, in the aggregate, approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares) based on our shares outstanding as of December 31, 2018. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. To the extent that the interests of these stockholders may differ from the interests of our other stockholders, the latter may be disadvantaged by any action that these stockholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. This may make comparison of our financial statements with the financial statements of another public company that is not an emerging growth company, or an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, or SOX, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market to implement provisions of SOX, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of SOX, which will require annual management assessment of the effectiveness of our internal control over financial reporting.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our common share price and make it more difficult for us to effectively market and sell our service to new and existing customers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of December 31, 2018, upon the closing of this offering we will have outstanding a total of                  shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of December 31, 2018, up to an additional                  shares of common stock will be eligible for sale in the public market. Approximately     % of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2019 Stock Option and Incentive Plan will automatically increase on January 1, 2020 and each January 1 thereafter by     % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by our compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, the holders of                  shares of our common stock as of December 31, 2018 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash, cash equivalents and investments and the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash, cash equivalents and investments and the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and investments and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents and investments and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees, directors and non-employee consultants based on the fair value of the award on either the grant date or service completion date, and we recognize the cost as an expense over the recipient’s service period. Because the variables that we use as a basis for valuing stock-based awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

∎	the timing and cost of, and level of investment in, research and development activities relating to our current and any future product candidates, which will change from time to time;

∎	our ability to enroll patients in clinical trials and the timing of enrollment;

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the cost of manufacturing our current and any future product candidates, which may vary depending on FDA guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

∎	expenditures that we may incur to acquire or develop additional product candidates and technologies;

∎	the timing and outcomes of preclinical studies and clinical trials for our current product candidates and any other future product candidates or competing product candidates;

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competition from existing and potential future products that compete with our current product candidates and any other future product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

∎	any delays in regulatory review or approval of our current product candidates or any other future product candidates;

∎	the level of demand for our current product candidates and any other future product candidates, if approved, which may fluctuate significantly and be difficult to predict;

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the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future products that compete with our current product candidates and any other future product candidates;

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our ability to commercialize our current product candidates and any other future product candidates, if approved, inside and outside of the United States, either independently or working with third parties;

∎	our ability to adequately support future growth;

∎	potential unforeseen business disruptions that increase our costs or expenses;

∎	future accounting pronouncements or changes in our accounting policies; and

∎	the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated by-laws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

∎	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

∎	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

∎	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

∎	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any by-laws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our amended and restated by-laws will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated by-laws, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine. The forum selection clauses in our amended and restated by-laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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the success, cost and timing of our product development activities, preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

∎	our ability to successfully complete IND-enabling preclinical studies for exoSTING and exoIL-12;

∎	the acceptance of our planned IND or CTA for each of exoSTING and exoIL-12;

∎	the design of our planned clinical trials of exoSTING and exoIL-12;

∎	our ability to advance any engEx product candidate into or successfully complete any clinical trial, or obtain marketing approval;

∎	the potential of our engEx Platform, engEx product candidates and engEx discovery programs;

∎	the potential of our engEx Platform to generate additional engEx product candidates;

∎	our ability to successfully manufacture our product candidates for preclinical studies, clinical trials or commercial use, if approved;

∎	our ability to construct a clinical manufacturing facility;

∎	our ability to utilize our engEx Platform to target multiple cell types;

∎	the potential indications that we may be able to target with our engEx Platform;

∎	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

∎	the ability and willingness of our current and future collaborators to continue research and development activities relating to our product candidates;

∎

our ability to maintain regulatory approval, if obtained, of any of our current or future engEx product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

∎	our ability to license intellectual property relating to our product candidates and to comply with our existing license and collaboration agreements;

∎	our ability to commercialize our products, if approved, in light of the intellectual property rights of others;

∎	developments relating to the use of exosomes to develop therapeutics;

∎	the success of competing therapies that are or become available;

∎	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

∎	the commercialization of our product candidates, if approved;

∎	our plans to research, develop and commercialize our product candidates;

∎	our ability to attract collaborators with development, regulatory and commercialization expertise;

∎	future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

∎	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

∎	the rate and degree of market acceptance of our product candidates;

∎	regulatory developments in the United States and foreign countries;

∎	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

∎	our ability to attract and retain key scientific or management personnel;

∎	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

∎	the impact of laws and regulations.

In addition, you should refer to the “Risk factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the issuance and sale of                  shares of our common stock in this offering will be approximately $            , assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $             million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and investments as follows:

∎

approximately $             for the advancement of exoSTING, including the conduct of our planned IND-enabling preclinical studies, completion of our IND or CTA submissions and the conduct of our planned Phase 1/2 clinical trial;

∎

approximately $             for the advancement of exoIL-12, including the conduct of our planned IND-enabling preclinical studies, completion of our IND or CTA submissions and the conduct of our planned Phase 1/2 clinical trial; and

∎

the remainder for expansion of our engEx Platform, including to advance the research and development of our engEx discovery programs, to construct our Phase 1/2 clinical manufacturing facility and to support our collaboration with Jazz, as well as for capital expenditures, working capital and other general corporate purposes.

This expected use of the net proceeds from this offering, together with our existing cash, cash equivalents and investments, represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Due to uncertainties inherent in the exosome therapeutic development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and investments and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, feedback from the FDA and other regulatory authorities, the timing and success of preclinical studies and clinical trials and the timing of regulatory submissions. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. Accordingly, we will have broad discretion in using these proceeds. Pending their uses, we plan to invest the net proceeds of this offering in short- and immediate- term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The expected net proceeds from this offering, together with our existing cash, cash equivalents and investments, will not be sufficient for us to fund any of our engEx product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our engEx product candidates. We expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements.

Based on our current plans, we believe our existing cash, cash equivalents and investments, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through             . We have based this estimate on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and our capitalization as of December 31, 2018:

∎	on an actual basis;

∎

on a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 73,883,241 shares of common stock upon the consummation of this offering, (ii) the vesting of options to purchase 400,000 shares of common stock subject to service-based vesting conditions that accelerate upon the consummation of this offering, resulting in the recognition of additional stock-based compensation expense, (iii) the achievement of performance-based vesting conditions with respect to options to purchase 1,222,000 shares of common stock that are subject to both: (a) performance-based vesting conditions that could be satisfied upon the consummation of this offering, resulting in the recognition of additional stock-based compensation expense and (b) market conditions and (iv) the filing and effectiveness of our amended and restated certificate of incorporation upon the completion of this offering; and

∎

on a pro forma as adjusted basis to give further effect to the issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing.

You should read the information in this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus captioned “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	AS OF DECEMBER 31, 2018
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(In thousands, except share and per share data)
Cash, cash equivalents and investments	$88,864	$88,864	$

Redeemable convertible preferred stock, $0.0001 par value; 74,804,100 shares authorized, 73,883,241 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$201,023	$—	$

Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 120,000,000 shares authorized, 22,835,615 shares issued and outstanding, actual; shares authorized, 96,718,856 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2	9
Additional paid-in capital	—	188,035
Accumulated other comprehensive loss	(9)	(9)
Accumulated deficit	(108,984)	(96,003)

Total stockholders’ (deficit) equity	(108,991)	92,032

Total capitalization	$92,032	$92,032	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth of the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $              million, assuming no change in the assumed initial public offering price per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock shown as issued and outstanding in the table above is based on 22,835,615 shares of common stock outstanding as of December 31, 2018, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 73,883,241 shares of our common stock upon the closing of this offering and excludes:

∎	22,544,061 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018 under the 2015 Stock Plan, at a weighted average exercise price of $0.83 per share;

∎

2,354,392 shares of common stock reserved for future issuance as of December 31, 2018 under the 2015 Stock Plan, any unissued shares of which will cease to be available for issuance upon the completion of this offering;

∎

            shares of our common stock that will become available for future issuance under the 2019 Stock Option and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

∎

            shares of our common stock that will become available for future issuance under the 2019 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2018 was ($109.3) million, or ($4.78) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 22,835,615 shares of common stock outstanding as of December 31, 2018.

Our pro forma net tangible book value as of December 31, 2018 was $91.8 million, or $0.95 per share of common stock. Pro forma net tangible book value is the amount of our total tangible assets less our total liabilities, after giving effect to: (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 73,883,241 shares of common stock upon the consummation of this offering, (ii) the vesting of options to purchase 400,000 shares of common stock subject to service-based vesting conditions that accelerate upon the consummation of this offering, resulting in the recognition of additional stock-based compensation expense and (iii) the achievement of performance-based vesting conditions with respect to options to purchase 1,222,000 shares of common stock that are subject to both: (a) performance-based vesting conditions that could be satisfied upon the consummation of this offering, resulting in the recognition of additional stock-based compensation expense and (b) market conditions. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2018, after giving effect to the pro forma adjustments described above.

After giving further effect to the sale and issuance of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $              million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution of $        in pro forma as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The pro forma as adjusted information below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2018	$(4.78)
Increase in historical net tangible book value per share attributable to the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon completion of this offering	5.73

Pro forma net tangible book value per share as of December 31, 2018	0.95
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net

tangible book value by $        , or $        per share, and increase (decrease) the dilution per share to investors participating in this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value by $        , or $        per share, and decrease the dilution per share to investors participating in this offering by $        per share, assuming that the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value by $        , or $        per share, and increase the dilution per share to investors participating in this offering by $        per share, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase                  additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $        , representing an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $        to investors participating in this offering, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2018, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENTAGE	AMOUNT	PERCENTAGE
(In thousands)
Existing stockholders		%	$	%	$
Investors participating in this offering

Total		100%	$	100%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $              million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $              million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming no change in the assumed initial public offering price per share.

The table assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock

held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to     % of the total number of shares outstanding after this offering.

The above discussion and tables are based on shares of common stock issued and outstanding as of December 31, 2018 and exclude:

∎	22,544,061 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018 under the 2015 Stock Plan, at a weighted average exercise price of $0.83 per share;

∎

2,354,392 shares of common stock reserved for future issuance as of December 31, 2018 under the 2015 Stock Plan, any unissued shares of which will cease to be available for issuance upon the completion of this offering;

∎

            shares of our common stock that will become available for future issuance under the 2019 Stock Option and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

∎

            shares of our common stock that will become available for future issuance under the 2019 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

New investors will experience further dilution if new options or warrants are issued under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. The selected consolidated financial data contained in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	YEAR ENDED DECEMBER 31,
	2017	2018
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$21,320	$28,471
Acquired in-process research and development	—	8,071
General and administrative	6,178	9,898

Total operating expenses	27,498	46,440

Loss from operations	(27,498)	(46,440)
Other income:
Interest income	547	1,363
Other income, net	—	535

Total other income, net	547	1,898

Net loss	$(26,951)	$(44,542)

Accretion of redeemable convertible preferred stock	(5,786)	(10,995)

Net loss attributable to common stockholders	$(32,737)	$(55,537)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(1.74)	$(2.60)

Weighted average common shares outstanding, basic and diluted (1)	18,838,510	21,395,300

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.47)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited) (1)		95,231,966

(1)	See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited pro forma basic and diluted net loss per share attributable to common stockholders.

	AS OF DECEMBER 31,
	2017	2018
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$127,267	$88,864
Working capital (1)	124,092	86,157
Total assets	134,250	97,659
Redeemable convertible preferred stock	189,736	201,023
Accumulated deficit	(60,422)	(108,984)
Total stockholders’ deficit	(60,420)	(108,991)

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected consolidated financial data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Codiak BioSciences is harnessing exosomes—natural intercellular messengers—to pioneer a new class of biologic medicines, exosome therapeutics. Exosomes are vesicles released and taken up by all cells and convey and protect complex biologically active molecules that can alter the function of recipient cells. Since exosomes are inherently non-immunogenic, we believe exosomes are an ideal solution for developing a broad spectrum of allogeneic therapies. We have developed the engEx Platform, our proprietary and versatile exosome engineering and manufacturing platform, to expand upon the innate properties of exosomes to design novel exosome therapeutics. We believe our engEx Platform has the potential to produce a broad pipeline of product candidates that will have a transformative impact on the treatment of a broad spectrum of diseases with high unmet medical need, including in the areas of oncology, immune-based diseases, metabolic and fibrotic disorders, neurodegenerative disorders and rare diseases. Our intention is to exploit this broad potential through our own efforts as well as in collaboration with strategic partners. We are focused initially on targeting immune cells with our first product candidates generated from our engEx Platform, or engEx product candidates, which are currently in preclinical development. We plan to advance our first two engEx product candidates, exoSTING and exoIL-12, into clinical development in 2020.

We were incorporated and commenced operations in 2015. Since inception, we have devoted substantially all of our resources to developing our engEx Platform, our engEx product candidates and engEx exosomes, preclinical candidates, building our intellectual property portfolio, process development and manufacturing function, business planning, raising capital and providing general and administrative support for these operations. To date, we have financed our operations primarily with proceeds from sales of our redeemable convertible preferred stock and our collaboration with Jazz Pharmaceuticals Ireland Limited, or Jazz, which is described below. We have raised an aggregate of $168.2 million through the issuance of our redeemable convertible preferred stock and convertible debt, net of issuance costs. In January 2019, we received $56.0 million as an upfront payment from Jazz pursuant to the collaboration agreement.

We are a research and development stage company and we have not generated any revenue from product sales, and do not expect to do so for several years, if at all. All of our product candidates are still in preclinical development. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Since our inception, we have incurred significant operating losses, including net losses of $27.0 million and $44.5 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $109.0 million. We expect to incur substantial additional losses in the future as we expand our research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

∎	advance our engEx product candidates, exoSTING and exoIL-12, into IND-enabling studies and, if successful, clinical trials;

∎	advance other engEx discovery programs through preclinical development and into clinical trials;

∎	further invest in our engEx Platform to expand breadth of the exosome therapeutics we may develop;

∎	further invest in our infrastructure and manufacturing capabilities, including the construction of our Phase 1/2 clinical manufacturing facility;

∎	seek regulatory approval for current and future product candidates;

∎	maintain, expand, protect and defend our intellectual property portfolio;

∎	acquire or in-license technology;

∎	increase our headcount to support our development efforts and to expand our clinical development team; and

∎	incur additional costs and headcount associated with operating as a public company upon the completion of this offering.

In addition, if we obtain marketing approval for any of our engEx product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2018, we had cash, cash equivalents and investments of $88.9 million. We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and investments as of December 31, 2018, and the $56.0 million received from Jazz in January 2019, will enable us to fund our operating expenses and capital expenditure requirements through              . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See ‘‘—Liquidity and capital resources.’’

Without giving effect to the anticipated net proceeds from this offering, we expect that our existing cash, cash equivalents and investments as of December 31, 2018, together with the $56.0 million received from Jazz in January 2019, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of this prospectus.

Financial operations overview

Revenue

We have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for several years, if at all. If our development efforts for our current or future engEx product candidates are successful and result in marketing approval or additional collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from additional collaboration or license agreements that we may have entered into or may enter into with third parties. In January 2019, we entered into a collaboration and license agreement with Jazz, pursuant to which we anticipate generating collaboration revenue.

Research and development expense

The nature of our business and primary focus of our activities generate a significant amount of research and development costs. Research and development expenses represent costs incurred by us for the following:

∎	costs to develop our engEx Platform;

∎	discovery efforts leading to engEx product candidates;

∎	preclinical development costs for our programs; and

∎	costs to develop our manufacturing technology and infrastructure.

The costs above comprise the following categories:

∎	personnel-related expenses, including salaries, benefits and stock-based compensation expense;

∎	expenses incurred under agreements with third parties, such as contract research organizations, or CROs, that conduct our preclinical studies;

∎	licensing costs;

∎	costs of acquiring, developing, and manufacturing materials for preclinical studies, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs;

∎	costs of outside consultants and advisors, including their fees, stock-based compensation and related travel expenses;

∎	expenses incurred for the procurement of materials, laboratory supplies and non-capital equipment used in the research and development process; and

∎	facilities, depreciation, amortization and other direct and allocated expenses incurred as a result of research and development activities.

Our primary focus of research and development since inception has been the development of our engEx Platform and our pipeline. Given the early-stage nature of our development programs, our direct research and development expenses are not tracked on a program-by-program basis. Our research and development costs consist primarily of external costs, such as fees paid to CMOs, CROs and consultants in connection with our preclinical studies and experiments. We do not allocate employee-related costs and other costs to specific research and development programs because these costs are used across all programs under development. We plan to track external research and development costs for any individual product candidate when we advance that product candidate into clinical trials.

The following table reflects our research and development expenses for the years ended December 31, 2017 and 2018 (in thousands):

	YEAR ENDED DECEMBER 31,
	2017	2018
engEx Platform	$9,721	$12,015
Personnel-related (including stock-based compensation)	8,356	12,598
Other research and development expenses	3,243	3,858

Total research and development expenses	$21,320	$28,471

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for our engEx product candidates, exoSTING and exoIL-12, continue to discover and develop additional engEx product candidates, build manufacturing capabilities, enhance our engEx Platform, expand into additional therapeutic areas and incur expenses associated with hiring additional personnel to support our research and development efforts.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales or licensing of our engEx product candidates. This is due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

∎	our ability to add and retain key research and development personnel;

∎	our ability to establish an appropriate safety profile with IND-enabling toxicology and other preclinical studies;

∎	our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize, our engEx product candidates;

∎	our successful enrollment in and completion of clinical trials, including our ability to generate positive data from any such clinical trials;

∎	the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations;

∎	our ability to discover, develop and utilize biomarkers to demonstrate target engagement, pathway engagement and the impact on disease progression, as applicable, of our product candidates;

∎	our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our engEx product candidates are approved;

∎	our ability to maintain our collaboration agreement with Jazz and earn milestone payments thereunder;

∎	the terms and timing of any additional collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder;

∎	our ability to obtain and maintain patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates if and when approved;

∎	our receipt of marketing approvals from applicable regulatory authorities; and

∎	the continued acceptable safety profiles of any engEx product following approval.

A change in any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

Acquired in-process research and development expense

Acquired in-process research and development expenses consist of costs to acquire assets under in-licensing arrangements, which do not have an alternative future use or otherwise qualify for capitalization, for use in the development of our engEx Platform and related product candidates.

General and administrative expense

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs; administrative travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs. These costs relate to the operation of the business, unrelated to the research and development function, or any individual program.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates, if approved. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs and investor and public relations costs. We also expect to incur additional intellectual property-related expenses as we file patent applications to protect innovations arising from our research and development activities.

Interest income

Interest income consists of interest income earned from our cash, cash equivalents and investments.

Other income, net

Other income, net primarily consists of the amortization of purchased premiums and discounts associated with our investments.

Income taxes

Since our inception in 2015, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2018, we had federal and state net operating loss carryforwards of $67.4 million and $68.2 million, respectively, which may be available to offset future taxable income. During the year ended December 31, 2018, we generated a federal net operating loss of $31.0 million which has an indefinite carryforward period. The remaining $36.4 million of federal net operating loss carryforwards and our state net operating loss carryforwards would begin to expire in 2035. As of December 31, 2018, we also had federal and state research and development tax credit carryforwards of $2.9 million and $1.4 million, respectively, which may be available to offset future income tax liabilities and which would begin to expire in 2035 and 2031, respectively.

Results of operations

The following table summarizes our consolidated statements of operations for each period presented (in thousands):

	YEAR ENDED DECEMBER 31,
	2017	2018
Operating expenses:
Research and development	$21,320	$28,471
Acquired in-process research and development	—	8,071
General and administrative	6,178	9,898

Total operating expenses	27,498	46,440

Loss from operations	(27,498)	(46,440)
Other income:
Interest income	547	1,363
Other income, net	—	535

Total other income, net	547	1,898

Net loss	$(26,951)	$(44,542)

Comparison of the years ended December 31, 2017 and 2018

Research and development expense

The following table summarizes our research and development expenses for the years ended December 31, 2017 and 2018, along with the changes in those items (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2017	2018	$
engEx Platform	9,721	12,015	2,294
Personnel-related (including stock-based compensation)	8,356	12,598	4,242
Other research and development expenses	3,243	3,858	615

Total research and development expenses	21,320	28,471	7,151

Research and development expenses increased $7.2 million from $21.3 million for the year ended December 31, 2017 to $28.5 million for the year ended December 31, 2018.

The increase in research and development expenses was primarily attributable to the following:

∎	$4.2 million increase in personnel-related costs due to increased headcount, including $2.3 million for increased stock-based compensation expense;

∎

$2.3 million increase in expenses incurred to advance our engEx Platform, driven primarily by increases of $1.7 million in laboratory expenses and $1.0 million in preclinical study expenses, offset in part by a $0.4 million decrease in manufacturing costs; and

∎	$0.6 million increase in other research and development costs, including rent, depreciation and other miscellaneous costs.

Acquired in-process research and development expense

On November 6, 2018, we entered into a License Agreement with Kayla Therapeutics S.A.S., or Kayla, pursuant to which we obtained a worldwide, sublicensable license under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses, or the Kayla License Agreement. In consideration for entering into the Kayla License Agreement, we paid an up-front payment consisting of $6.5 million in cash and issued 924,068 shares of common stock. We recorded an aggregate of $8.1 million to acquired in-process research and development expense during the year ended December 31, 2018 comprised of: (i) $6.5 million related to the cash payment and (ii) $1.6 million related to the issuance of its common stock based on the fair value of our common stock issued to Kayla at the effective date of the agreement. We did not incur acquired in-process research and development expenses during the year ended December 31, 2017.

General and administrative expense

The following table summarizes our general and administrative expenses for the years ended December 31, 2017 and 2018, along with the changes in those items (in thousands):

	Year ended December 31,		Change
	2017	2018	$
Personnel-related (including stock-based compensation)	3,331	5,141	1,810
Professional fees	1,437	3,069	1,632
Facility-related and other general and administrative expenses	1,410	1,688	278

Total general and administrative expenses	6,178	9,898	3,720

General and administrative expenses increased $3.7 million from $6.2 million for the year ended December 31, 2017 to $9.9 million for the year ended December 31, 2018.

The increase in general and administrative expenses was primarily attributable to the following:

∎	$1.8 million increase in personnel-related costs due to increased headcount, including $0.8 million in stock-based compensation;

∎	$1.6 million increase in professional fees, driven primarily by increases in legal and accounting services; and

∎	$0.3 million increase in facility-related and other costs, driven primarily by increases in office-related expenses, business taxes and other general business expenses.

Interest income

Interest income for the years ended December 31, 2017 and 2018 was $0.5 million and $1.4 million, respectively. The increase in interest income was driven by returns on higher average cash balances.

Other income, net

Other income, net for the year ended December 31, 2018 was $0.5 million. No other income, net was recognized for the year ended December 31, 2017. The increase was primarily attributable to the amortization of purchased premiums and discounts associated with our investments.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have incurred significant losses in each period and on an aggregate basis. We have not yet commercialized any of our engEx product candidates, which are in various phases of preclinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. We have funded our operations through December 31, 2018 with aggregate net proceeds of $168.2 million from sales of our redeemable convertible preferred stock and convertible debt. As of December 31, 2018, we had cash, cash equivalents and investments of $88.9 million.

In January 2019, we entered into a collaboration and license agreement with Jazz, pursuant to which Jazz paid us an up-front payment of $56.0 million.

Historical cash flows

The following table provides information regarding our cash flows for the years ended December 31, 2017 and 2018 (in thousands):

	Year ended December 31,
	2017	2018
Net cash provided by (used in):
Operating activities	$(23,879)	$(30,573)
Investing activities	(2,945)	(78,543)
Financing activities	76,362	(58)

Net increase (decrease) in cash, cash equivalents and restricted cash	$49,538	$(109,174)

Operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital, which are primarily the result of increased prepaid expenses and timing of vendor payments and accruals.

During the year ended December 31, 2017, operating activities used $23.9 million of cash, primarily due to a net loss of $27.0 million, partially offset by non-cash charges of $2.3 million for stock-based compensation, $1.4 million for depreciation and $0.3 million for redeemable convertible preferred stock earned in connection with our Sponsored Research Agreement with the University of Texas MD Anderson Cancer Center, or MDACC, as amended, or the SRA. Additionally, changes in our operating assets and liabilities consisted of a $0.8 million decrease in accrued expenses and other liabilities and an increase of $0.3 million in prepaid expenses and other current assets, offset by a $0.3 million increase in accounts payable. The net change in our prepaid expenses, accounts payable and accrued expenses was due to the timing of payments.

During the year ended December 31, 2018, operating activities used $30.6 million of cash, primarily due to a net loss of $44.5 million, partially offset by $8.1 million for the acquisition of in-process research and development in connection with our in-licensing agreement with Kayla, which is classified as an investing activity, and non-cash charges including $5.4 million for stock-based compensation, $1.7 million for depreciation and $0.3 million for redeemable convertible preferred stock earned in connection with the SRA; these non-cash charges were offset by $0.6 million for accretion on investments. Additionally, changes in our operating assets and liabilities primarily consisted of a $1.5 million increase in prepaid expenses and other current assets and an offsetting $0.6 million net increase in accrued expenses, accounts payable and other liabilities. The increase in our prepaid expenses and other current assets was due primarily to deposits made on planned manufacturing activities. The offsetting net increase in accrued expenses, accounts payable and other liabilities was due to an increase in payroll-related costs and an increase in amounts for external services in connection with preclinical activities.

Investing activities

During the year ended December 31, 2017, net cash used in investing activities was $2.9 million, consisting of purchases of property and equipment. During the year ended December 31, 2018, cash used in investing activities of $78.5 million was primarily related to purchases of investments of $97.2 million using the net proceeds from the issuance of our redeemable convertible preferred stock, offset by maturities of investments of $27.0 million, cash payments for purchases of in-process research and development of $6.5 million in connection with our in-licensing agreement with Kayla and $1.8 million in purchases of property and equipment.

Financing activities

Net cash provided by financing activities was $76.4 million for the year ended December 31, 2017, consisting of net proceeds from the issuance of our redeemable convertible preferred stock. During the year ended December 31, 2018, net cash used in financing activities was less than $0.1 million, primarily related to payments made for costs incurred in connection with our initial public offering.

Plan of operation and future funding requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the preclinical activities and initiate the clinical trials of our product candidates. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows in the foreseeable future.

Based on our current operating plan, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and investments, and proceeds from the Jazz collaboration and license agreement, will enable us to fund our operating expenses and capital expenditure requirements through              . However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with the development of our engEx Platform, exoSTING, exoIL-12 and other engEx development programs, and because the extent to which we may receive payments under our existing collaboration agreements or enter into collaborations with third parties for development of our product candidates is unknown, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including, but not limited to:

∎	the rate of progress in the development of our engEx Platform, engEx product candidates and development programs;

∎	the scope, progress, results and costs of preclinical studies and clinical trials for any other engEx potential product candidates and development programs;

∎	the number and characteristics of programs and technologies that we develop or may in-license;

∎	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

∎

the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

∎	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

∎	the continuation of our existing strategic collaborations and licensing arrangements and entry into new collaborations and licensing arrangements;

∎	the costs we incur in maintaining business operations;

∎	the costs associated with being a public company;

∎	the revenue, if any, received from commercial sales of our engEx product candidates for which we receive marketing approval;

∎	the effect of competing technological and market developments; and

∎	the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our engEx product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through strategic collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2018 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease commitments (1)(3)(4)	$4,740	$1,541	$3,199	$—	$—
Research agreement obligations (2)	3,256	1,563	1,693	—	—

Total	$7,996	$3,104	$4,892	$—	$—

(1)	We lease building space at 500 Technology Square in Cambridge, Massachusetts. Our lease will expire in December 2021 with an option to extend the term for a period of 5 years at market-based rent. The amounts in the table above represent the fixed contractual lease obligations, and do not include the optional extension.

(2)	Under our SRA we are obligated to pay fixed quarterly payments to MDACC for each year of operation ending in February 2021. The amounts in the table above represent these fixed payments and related overhead charges of 25% of each fixed quarterly payment in the period in which they are due and do not include non-cash fixed quarterly payments payable in the form of our Series B redeemable convertible preferred stock for the duration of the agreement. Under our SRA, we can terminate for convenience subject to certain trailing obligations.

(3)	On March 5, 2019, we entered into a non-cancelable property lease for 18,707 square feet of manufacturing space in Lexington, Massachusetts. The lease term is expected to commence in July 2019 and end in December 2029. We have the option to extend the lease twice, each for a five-year period. We intend to occupy the space in early 2020. Future minimum lease payments, excluding operating expense and real estate taxes, which begin in January 2020, are expected to be approximately $0.9 million in each of 2020, 2021 and 2022, $1.0 million in 2023 and 2024, and $5.4 million thereafter. The landlord will contribute a total of $1.3 million toward the cost of tenant improvements. We were required to provide a $0.4 million security deposit, which we provided in the form of a letter of credit in the favor of the landlord. These amounts are excluded from the table above.

(4)	On March 22, 2019, we entered into a non-cancelable property lease for 68,258 square feet of manufacturing space in Cambridge, Massachusetts. The lease term commenced upon execution of the lease and will end in March 2029. We have the option to extend the lease once for a 10-year period. Future minimum lease payments, excluding operating expense and real estate taxes, which begin in December 2019, are expected to be approximately $0.4 million in 2019, $4.9 million in 2020, $5.0 million in 2021, $5.2 million in 2022, $5.3 million in 2023, $5.5 million in 2024, and $29.6 million thereafter. The landlord will contribute a total of $12.3 million toward the cost of tenant improvements. We were required to provide a $3.7 million security deposit, which we provided in the form of a letter of credit in the favor of the landlord. These amounts are excluded from the table above.

We have a license agreement with MDACC under which, pursuant to certain exclusive license rights to exosome technology granted to us, we are obligated to pay milestone payments upon the achievement of development, regulatory and commercial milestones and the execution of sublicenses for qualifying products. We do not include these variable and contingent payments in the table above as they are not fixed and estimable. MDACC is eligible to receive, on a product-by-product basis, milestone payments upon the achievement of development, regulatory and commercial milestones totaling up to $2.4 million for diagnostic products and up to $9.5 million for therapeutic products. Under this agreement, we may also be obligated to pay royalty payments on commercial products, on a product-by-product basis. Furthermore, we are obligated to make a one-time payment to MDACC of amounts ranging from $20.0 million to $150.0 million, if by November 12, 2019, we are acquired or we close an equity financing, which includes this offering, and the price per share in such acquisition or equity financing (defined as the average of the closing sale prices for our common stock for the 30 consecutive trading days immediately preceding the closing), is equal to or in excess of the agreed upon price triggers equating to company valuations of approximately $1.4 billion to $5.8 billion. We may elect, at our sole discretion, to make such payments in cash or by the issuance of our common stock. Further, all amounts paid to MDACC for royalties, milestones, and sublicensing consideration will be credited against any such payments that become due. Due to the variable and contingent nature of these payments, they are excluded from the table above. We may terminate the license for convenience upon 180 days prior written notice to MDACC. The license automatically terminates upon our bankruptcy, if we challenge the validity or enforceability of any of the licensed patent rights, or our failure to make a number of payments in a timely manner over a specified period of time. Additionally, MDACC may terminate the license for our breach subject to certain specified cure periods.

In November 2018, we entered into a license agreement with Kayla, pursuant to which we obtained a worldwide, sublicensable license under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses. Such license rights include certain exclusive rights to the STING agonist compound in our exoSTING product candidate. We paid Kayla an up-front payment consisting of $6.5 million in cash and issued 924,068 shares of common stock with a fair market value of $1.6 million. Under the terms of the agreement, we are obligated to use commercially reasonable efforts to develop and commercialize products under the licensed patent rights, and are obligated to pay up to $100.0 million in cash payments and up to $13.0 million payable in shares of our common stock upon the achievement of specified clinical and regulatory milestones. Additionally, we may be obligated to pay a percentage of sublicensee payments, as applicable, and royalty payments on net sales from a licensed product. The royalty term is determined on a product-by-product and country-by-country basis and continues until the later of (i) the expiration of the last valid claim of the licensed patent rights that covers such product in such country, (ii) the loss or expiration of any period of marketing exclusivity for such product in such country, or (iii) ten years after the first commercial sale of such product in such country; provided that if the royalty is payable when no valid claim covers a given product in a given country, the royalty rate for sales of such product in such country is decreased. We do not include these variable and contingent payments in the table above as they are not fixed and estimable. We may terminate the license agreement on a licensed compound-by-licensed compound basis and on a region-by region basis for any reason upon 30 days prior written notice to Kayla. We or Kayla may terminate the license agreement for the other’s material breach that remains uncured for 60 days after receiving notice thereof.

We have agreements with certain vendors for various services, including services related to preclinical operations and support, for which we are not contractually able to terminate for convenience and avoid any and all future obligations to the vendors. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Research and development expenses and related accruals

Research and development expenses include costs directly attributable to the conduct of research and development programs, including personnel-related expenses such as salaries, benefits, and stock-based compensation expense; materials; supplies; depreciation on and maintenance of research equipment; manufacturing and external costs related to outside vendors engaged to conduct preclinical studies; and the allocable portions of facility costs, such as rent, utilities, repairs and maintenance, depreciation, and general support services. All costs associated with research and development activities are expensed as incurred.

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

∎	CROs in connection with performing research services and preclinical studies;

∎	other providers and vendors in connection with preclinical development activities; and

∎	vendors related to product manufacturing, development and distribution of preclinical supplies.

Acquired in-process research and development (IPR&D)

If we acquire an asset or group of assets under an in-licensing arrangement that do not meet the definition of a business under FASB ASC Topic 805, Business Combinations (ASC 805), and the acquired IPR&D does not have an alternative future use, it is expensed on its acquisition date in accordance with guidance in FASB ASC Topic 730, Research and Development (ASC 730). Contingent payments for the assets acquired are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved.

Stock-based compensation

We issue stock-based awards to employees, directors and non-employee consultants and founders, generally in the form of stock options and restricted stock. We account for our stock-based compensation awards to employees and directors in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees and qualifying directors to be recognized as expense based on the fair value on the date of grant. We primarily issue stock options and restricted stock with service-based vesting conditions. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated requisite service period of the award, which is generally the vesting term. For awards to employees with performance-based vesting conditions and/or market-based conditions, we recognize expense based on the grant date fair value over the associated requisite service period of the award using the accelerated attribution model if, and to the extent that, achievement is determined to be probable. The cumulative effect on current and prior periods of a change in the estimated time to vesting for awards that contain performance-based conditions will be recognized as compensation cost in the current period. We account for our stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). ASC 505-50 requires the fair value of non-employee awards to be remeasured at each reporting period prior to completion of the service based on the then-current fair value. Compensation expense related to awards to non-employee consultants and founders with service-based vesting conditions is recognized on a straight-line basis based on the measurement date fair value over the associated requisite service period of the award, which is generally the vesting term. We recognize forfeitures as they occur.

We classify stock-based compensation expense in our consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.

Fair value of stock-based awards

We determine the fair value of restricted stock awards in reference to the fair value of our common stock less any applicable purchase price. We estimate the fair value of our stock options granted with service-based and/or performance-based vesting conditions using the Black-Scholes option pricing model, which requires inputs of subjective assumptions, including: (i) the expected volatility of our common stock, (ii) the expected term of the award, (iii) the risk-free interest rate, (iv) expected dividends and (v) the fair value of our common stock. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected volatility on the historical volatilities of a representative group of publicly traded guideline companies. For these analyses, we select companies with comparable characteristics to ours and with historical share price information that approximates the expected term of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of our stock options. We will continue to apply this method until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We estimate the expected term of our stock options granted to employees and directors using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, we utilize the contractual term of the option as the basis for the expected term assumption. For the determination of the risk-free interest rates, we utilize the U.S. Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption. The expected dividend yield is assumed to be zero as we have never paid dividends and do not have current plans to pay any dividends on our common stock. Historically, for periods prior to this offering, the fair value of our equity instruments underlying our stock-based awards was determined on each grant date by our board of directors based on valuation estimates from management considering our most recently available independent third-party valuation of our equity instruments. Our board of directors, or the compensation committee thereof, also assessed and considered, with input from management, additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the grant date. We estimate the fair value of stock options granted with performance and market conditions using a Monte Carlo simulation approach. The Monte Carlo simulation approach contemplates various scenarios under which the specified performance and market conditions could be achieved, which requires inputs of subjective assumptions, including the expected volatility of our stock price and interest rates to generate potential future outcomes. These variables are projected based on our historical data, experience, and other factors.

Determination of fair value of common stock

As there has been no public market for our common stock prior to this offering, the fair values of the shares of common stock underlying our stock-based awards were determined on each grant date by our board of directors, or compensation committee thereof, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’, or compensation committee’s, assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Historically, these independent third-party valuations of our equity instruments were performed contemporaneously with identified value inflection points.

The independent third-party valuations were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Probability-Weighted Expected Return Method, or PWERM, and the Option-Pricing Method, or OPM, were the most appropriate methods for determining the fair value of our common stock or restricted stock, based on our stage of development and other relevant factors. Our valuations subsequent to December 15, 2016 were based on market approaches using the hybrid method, which is a combination of the PWERM and the OPM, to allocate the value to the equity securities, and a previous valuation was based on the Recent Transactions Method utilizing the OPM to allocate the equity value to the respective share classes.

In addition to considering the results of these third-party valuations, our board of directors, or compensation committee thereof, considered various objective and subjective factors to determine the fair value of our equity instruments as of each grant date, which may be later than the most recently available third-party valuation date, including:

∎	the lack of liquidity of our equity as a private company;

∎

the prices of our redeemable convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences, and privileges of our redeemable convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our redeemable convertible preferred stock;

∎	the progress of our research and development efforts, including the status of preclinical studies for our engEx exosomes and product candidates;

∎	our stage of development and business strategy and the material risks related to our business and industry;

∎	the achievement of enterprise milestones, including entering into strategic alliance and license agreements;

∎	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

∎	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

∎	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our Company, given prevailing market conditions; and

∎	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

For financial statement purposes, we performed common stock valuations at various dates, which resulted in valuations of our common stock of $1.30 per share as of November 30, 2017, $1.70 per share as of November 8, 2018, $1.89 per share as of January 2, 2019, $2.06 per share as of January 17, 2019 and $2.80 per share as of March 6, 2019. There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss attributable to common stockholders and net loss per share attributable to common stockholders could have been significantly different.

Once a public trading market for our common stock has been established in connection with the consummation of this offering, it will no longer be necessary for our board of directors, or committee thereof, to estimate the fair value of our common stock in connection with our accounting for granted stock options and restricted stock, as the fair value of our common stock will be determined based on its trading price on the Nasdaq Global Select Market.

Valuation methodologies

Our common stock valuations were performed using the OPM or the hybrid method. The method selected was based on availability and the quality of information to develop the assumptions for the methodology.

OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

PWERM. Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

Hybrid method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by us for our November 30, 2017, November 8, 2018, January 2, 2019 and January 17, 2019 valuations, two types of future-event scenarios were considered: an IPO and a scenario where a liquidity event is achieved where all shareholders benefit. The enterprise value for the IPO scenario was determined using a market approach, the Guideline IPO Transactions Method. The enterprise value for the liquidity event scenario was determined using the Guideline Transactions Method. The relative probability of each type of future-event scenario was determined by our board of directors based on an analysis of performance and market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios.

Grants of stock-based awards

The following table summarizes by grant date and type of award, the number of equity awards granted between January 1, 2018 and February 11, 2019, the per share exercise price, the fair value of common stock on each grant date, and the per share estimated fair value of the awards:

GRANT DATE	TYPE OF AWARD	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	FAIR VALUE OF COMMON STOCK PER SHARE ON GRANT DATE	ESTIMATED FAIR VALUE PER SHARE OF AWARDS (1)
January 22, 2018	Options	344,500	$1.30	$1.30	$0.84
January 22, 2018	Options	400,000	$1.30	$1.30	$0.99
February 1, 2018	Options	3,680,864	$1.30	$1.30	$0.84
March 29, 2018	Options	365,000	$1.30	$1.30	$0.84
June 28, 2018	Options	1,970,850	$1.30	$1.30	$0.83
June 28, 2018	Options	350,000	$1.30	$1.30	$0.78
June 28, 2018	Options	400,000	$1.30	$1.30	$0.98
August 16, 2018	Options	355,100	$1.30	$1.30	$0.83
October 4, 2018	Options	2,132,000	$1.30	$1.30	$0.83
December 13, 2018	Options	900,500	$1.70	$1.70	$1.08
January 15, 2019	Options	2,303,888	$1.89	$1.89	$1.20
February 11, 2019	Options	2,821,710	$2.06	$2.06	$1.31
March 14, 2019	Options	1,501,000	$2.80	$2.80	$1.77

(1)	The estimated fair value of the awards represents our measurement of the fair value of option grants using the Black-Scholes model. The estimated fair value amounts presented in the table above reflect only the grant-date fair value of such options and does not reflect any subsequently remeasured fair value of options granted to non-employees.

JOBS Act and emerging growth company status

In April 2012, the JOBS Act was enacted. As an emerging growth company, or EGC, under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies.

Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We will remain classified as an EGC until the earlier of: (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of completion of this offering, (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years, or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates.

Recently issued accounting pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and qualitative disclosures about market risks

Interest rate fluctuation risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents and investments are primarily invested in short-term U.S. Treasury obligations. However, because of the short-term nature of the instruments in our portfolio, an immediate change in market interest rates of 100 basis points would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

Foreign currency fluctuation risk

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation fluctuation risk

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2017 or 2018.

BUSINESS

Overview

Summary

Codiak BioSciences is harnessing exosomes—natural intercellular messengers—to pioneer a new class of biologic medicines, exosome therapeutics. Exosomes are released and taken up by all cells and convey and protect complex biologically active molecules that can alter the function of recipient cells. Since exosomes are inherently non-immunogenic, we believe exosomes are an ideal solution for developing a broad spectrum of allogeneic therapies, or therapies derived from human cells that can be used in any patient. We have developed the engEx Platform, our proprietary and versatile exosome engineering and manufacturing platform, to expand upon the innate properties of exosomes to design novel exosome therapeutics. We believe our engEx Platform has the potential to produce a broad pipeline of product candidates, or engEx product candidates, that will have a transformative impact on the treatment of a broad spectrum of diseases with high unmet medical need, including in the areas of oncology, immune-based diseases, metabolic and fibrotic disorders, neurodegenerative disorders and rare diseases.

Using our engEx Platform, which combines our expertise in exosome biology and engineering with our innovations in exosome manufacturing, we can engineer exosomes to have precise and intentionally chosen properties. Data from our preclinical studies demonstrate that our engEx exosomes can accommodate the incorporation of a wide array of biologically active molecules across different modalities, are non-immunogenic and can engage clinically intractable targets through their ability to selectively target specific cells and tissues. These characteristics have manifested in preclinical data showing encouraging biological activity and a favorable toxicity profile. We plan to advance our first two engEx product candidates, exoSTING and exoIL-12, into clinical development in 2020.

We are initially focusing our development efforts with our engEx Platform on targeting immune cells. This initial focus potentially allows us to develop engEx product candidates across various therapeutic indications due to the crucial role that immune cells play in many human diseases and in many therapeutic areas. Moreover, we believe our ability to direct tropism by engineering the exosome surface allows us to target not just additional immune cells, but any cell type, potentially opening the door to treatments in many therapeutic areas. Using our proprietary exosomal scaffold proteins, PTGFRN and Protein Y, we can incorporate an expanding repertoire of biologically active molecules onto or inside exosomes, which further expands the potential medical utility of our engEx Platform.

Exosomes

Exosomes facilitate intercellular communication by transmitting macromolecules between cells. They can be found in all tissues and biological fluids, and it is believed that all cells have the capacity to make, secrete and receive exosomes. Upon contact, exosomes can change the biological functions of recipient cells either by protein-to-protein signaling at the target cell surface or according to molecular instructions contained in the interior, or lumen, of the exosome and conveyed by cellular uptake into the cytoplasm or nucleus of the recipient cell where those molecules can engage with the appropriate signaling pathways. While various cellular targets and pathways have been identified as attractive areas for drug development, existing therapeutic modalities have been associated with various limitations, rendering these targets and pathways essentially undruggable. These limitations include the inability to engage with sufficient potency without causing unacceptable toxicity, inadequate drug delivery to the appropriate cell type in sufficient concentration, inability of the drug to enter the appropriate intracellular compartment, and unwanted immune response. Accordingly, we believe that the inherent properties of exosomes, as harnessed using our engEx Platform, have the potential to overcome many of these challenges and enable the development of novel therapies that can address cellular targets and pathways rendered essentially undruggable with other therapeutic modalities. Furthermore, we believe our engEx Platform may expand the capacity of several established drug modalities, such as nucleic acid therapeutics, including ASO, siRNA, miRNA, mRNA and CRISPR, to engage targets in a broader range of tissues and cells than currently possible.

Our engEx Platform

Our proprietary engEx Platform enables the precision engineering and manufacturing of novel exosome product candidates, or engEx product candidates, that are designed to target cytoplasmic, nuclear or membrane signaling pathways throughout the body, with the goal of directing potent signals to specific target cells. Using our engEx

Platform, we can engineer exosomes to have precise and intentionally chosen properties, to incorporate various types of biologically active molecules, including small molecules, nucleic acids, proteins, antibodies, enzymes, cytokines and complex ligands, and to be directed to specific cell types and tissues. Our engEx exosomes act by instructing target cells via cellular uptake, membrane-to-membrane interaction, or a combination of both, and are designed to change the biological functioning of the recipient cells to produce a desired therapeutic effect.

Our engEx Platform is the result of two strategic priorities that we identified at the founding of our company. First, we aimed to develop exosome therapeutics engineered to contain desired biologically active molecules on the surface or within the lumen of the exosome. Second, we focused on manufacturing exosomes reproducibly and at scale to state-of-the-art pharmaceutical standards. We have made significant investments to achieve these priorities and believe our achievements to date give us a durable competitive advantage.

Our approach is based on deep understanding of exosome biology and the mechanism of action of engEx exosomes, in contrast to the approaches taken by others who have used unmodified, non-engineered exosomes. We initially attempted to engineer exosomes by using canonical or common proteins reported to be on the surface or inside of exosomes as scaffolds to display proteins and other drug molecules. However, preclinical studies of our early engineered exosomes showed only low-level and heterogeneous loading of proteins and peptides, with inadequate potency for clinical and commercial purposes. To address these challenges, we identified several proprietary exosomal scaffold proteins, including prostaglandin F2 receptor negative regulator, or PTGFRN, and Protein Y. We believe these proprietary exosomal proteins can enable us to develop product candidates with consistent and potent effect, well-suited for in vivo targeting and engagement of biological pathways driving human disease.

Furthermore, we developed a scalable and highly efficient exosome production process based on advanced biochemical engineering principles used in the production of recombinant proteins. We also plan to build our own Phase 1/2 clinical manufacturing facility that will incorporate these proprietary processes and allow for the production of scalable quantities of our engineered exosomes for the initial stages of drug discovery through clinical proof of concept studies. Our engEx Platform combines our expertise in exosome biology and engineering with our innovations in exosome manufacturing to allow us to leverage the innate properties and advantages of exosomes and potentially assign to them potent and predictable properties. In turn, we believe that our engEx Platform will facilitate the development of product candidates that engage targets and pathways of high value, including previously undruggable pathways, and address significant unmet medical needs across a broad array of therapeutic areas.

Initial focus and engEx product candidates

Our engEx Platform currently allows us to engineer engEx exosomes to precisely target a wide range of immune cell types, including:

∎	antigen-presenting cells, or APCs;

∎	T cells and natural killer, or NK, cells;

∎	Monocytes and macrophages; and

∎	B lymphocytes, or B cells.

We believe that if we can successfully target an immune cell type and pathway with an engEx product candidate and establish proof of concept in one disease, we may be able to apply that same or similar engEx product candidate to multiple diseases mediated by that cell type or pathway. We also believe that we will be able to leverage our experience with one modality to more efficiently develop engEx product candidates for other targets using the same modality in the same or different cell types. Consequently, while our initial focus is on immune cells, we believe our engEx Platform allows us to design exosome therapeutics that will have potential applicability across multiple cell types in the immune system and, more generally, to many cell types. We continue to explore the capacity to incorporate novel drug modalities such as gene therapy, gene editing, and mRNA into our exosomes to further expand the utility of our platform to engineer exosomes with specific and desirable attributes.

Utilizing our engEx Platform and with an initial focus on targeting immune cells, we are advancing a broad pipeline of engEx product candidates and development programs, all of which are currently in preclinical development. We plan to file an investigational new drug application, or IND, or clinical trial application, or CTA, for our engEx product candidates, exoSTING and exoIL-12, in 2020. Furthermore, based on the large number of earlier-stage development programs that we are advancing, we anticipate that we will be able to consistently progress additional engEx product candidates into clinical development. The following graphic summarizes our pipeline:

Codiak engEx Pipeline

APCs. Our most advanced engEx product candidate, exoSTING, is being developed for the treatment of solid tumors that are “cold”, meaning they are resistant, or would be unlikely to respond, to checkpoint inhibitor-based immunotherapies. exoSTING acts by targeting the small molecule stimulator of interferon genes, or STING pathway, which has been preclinically validated as an attractive target for eliciting an anti-tumor immune response. While the ability to utilize free STING agonists as therapies has been hampered by a lack of selectivity and leakage of the small molecule out of the tumor, causing systemic toxicity, we believe that exoSTING has the potential to overcome these limitations. exoSTING is composed of engineered exosomes that express high levels of PTGFRN on the surface and that are loaded with our proprietary small molecule STING agonist in the lumen of the exosome. exoSTING has been observed in preclinical studies to drive selective uptake in tumor resident APCs and elicit a robust interferon beta, or IFNß, and chemokine response, with potent recruitment of tumor antigen specific CD8+ T cells, leading to both local as well as systemic tumor elimination.

We are planning to conduct a Phase 1/2 clinical trial of exoSTING in patients with various “cold” solid tumors to investigate safety and tolerability, as well as preservation of tumor resident immune cells and activation of local and systemic anti-tumor immunity. We plan to initiate this trial in the first half of 2020, following acceptance of an IND or CTA, and expect preliminary data within 12 months after trial initiation. Prior to conducting a Phase 1/2 clinical trial, we plan to conduct additional preclinical studies to support the previously observed selective APC activation with molecular and histological analysis, as well as help us to select doses for our good laboratory practices, or GLP, toxicology studies and a dose range for human investigation. These studies will also assess a panel of potential relevant immune-related molecular and histological biomarkers that we believe may be used to identify potential responders in our clinical program.

Based on the observed highly selective uptake into targeted APCs of our engineered exosomes overexpressing PTGFRN, such as exoSTING, we believe we can create a modular and engineered vaccine system, which we refer to as exoVACC. We believe that exoVACC-based approaches have the potential to succeed as therapeutic or prophylactic treatments for a broad range of cancers and infectious diseases that have been difficult to address with other vaccine approaches.

T cells and NK cells. Our second engEx product candidate, exoIL-12, is in development for the treatment of various forms of cancer. We have designed exoIL-12 to induce a potent response in tumors that lack sufficient immune stimulation to trigger direct and systemic anti-tumor immunity, despite the presence of T cells and NK cells. The cytokine molecule interleukin 12, or IL-12, is a molecule that has been well validated in preclinical studies to elicit a potent anti-tumor immune response through activation of T cells, NK cells and macrophages. Prior clinical trials with therapies that induced systemic exposure to recombinant IL-12, or rIL-12, led to substantial toxicities in the lymphohematopoietic system, intestines, liver and lung, and, in some cases, fatalities. Tumor responses to rIL-12 were observed in some patients with Kaposi’s sarcoma and cutaneous T cell lymphoma, but toxicity has hampered further development of rIL-12. We believe that exoIL-12 may address the prior limitations of IL-12 administration by selectively delivering IL-12 to the needed site of action, in the tumor, where exosomes enable selective retention. exoIL-12 is an engineered exosome in which IL-12 is displayed on the surface of the exosome via PTGFRN and is thereby able to engage the IL-12 receptor on immune effector cells expressing the receptor. exoIL-12 is designed to engage with tumor-resident T cells and NK cells and to be retained in the tumor, without leakage into the systemic circulation, which could trigger adverse effects. In preclinical studies, we observed that localization and retention of exoIL-12 in the tumor resulted in potent and specific systemic immune cell killing of tumor cells.

We are planning to conduct a Phase 1/2 clinical trial of exoIL-12 in patients with tumors accessible by intratumoral administration, including Kaposi’s sarcoma and cutaneous T cell lymphoma, to investigate safety and tolerability. We plan to biopsy the tumors of eligible patients in order to generate data on tumor retained levels of IL-12 and sustained interferon gamma, or IFNg, production, as well as to generate a library of biomarker data to facilitate establishing a dose for expansion cohorts. We plan to initiate this trial in the second half of 2020, following acceptance of an IND or CTA, and expect that preliminary data will be available within 12 months after trial initiation. Beyond cancer, we are exploring the use of exoIL-12 for treatment of infectious disease with a latent phase in myeloid cells, such as multi-drug resistant tuberculosis, where the role of the IL-12 family of cytokines is both genetically and clinically validated.

We are exploring ways to broaden the application of our engEx Platform to address immune inactivation and tolerance induction, leveraging the ability of our engineered exosomes to target and modify the functions of T cells. We believe our engEx exosomes can provoke dampening of autoimmune signals by inactivating antigen specific T cells and providing a cytokine microenvironment that reduces the immune response against self-antigens. T cell modulation has broad potential applications across a host of clinical settings including cancer, infectious diseases, autoimmune/inflammatory diseases and transplantation.

Monocytes and macrophages. We believe that our engEx Platform has the potential to generate engineered exosomes targeting monocytes and macrophages, for the treatment of a wide range of disorders, including cancer, fibrotic disease and other disorders. In particular, we believe our ability to target immune suppressive macrophages, known as M2 macrophages, represents a broad potential opportunity for therapeutic intervention with antisense oligonucleotides, or ASOs. We are focused on a series of well validated macrophage targets that are currently undruggable with existing modalities or where selective targeting of aberrant, disease-causing cell populations is essential to therapeutic success. Our strategic collaboration with Jazz Pharmaceuticals Ireland Limited, or Jazz, that we announced in January 2019, includes two announced macrophage targets, NRAS and STAT3.

B cells. Our engEx Platform also allows us to target both the surface and intracellular pathways in B cells, which are an important immunological cell type implicated in a host of human disorders, including various lymphomas, autoimmune diseases and infectious diseases. In preclinical studies of exoCD40L, our engineered exosomes expressing a potent immune stimulatory molecule, CD40L, we observed B cell signaling and biological activation as well as selective uptake of exosomes in B cells, which did not take up the exosomes lacking the CD40L targeting construct.

The ability to change the uptake of exosomes as demonstrated with B cells suggests the potential of the engEx Platform to facilitate the uptake of exosomes in certain cell types and alter the distribution to a wide variety of cells. For example, we have seen similar changes with T cells and anti-CD3 antibodies.

Future applications. We are seeking to unlock new capabilities for our engEx Platform to further expand pipeline opportunities and generate uniquely differentiated exosome therapeutics. These activities include working to enable loading engEx exosomes with modalities such as gene therapy, gene editing and mRNA. If we are able to successfully unlock one or more of these new capabilities, we believe we may be able to overcome important challenges and limitations currently facing these modalities and pursue multiple additional therapeutic indications.

Founding of Codiak BioSciences

Codiak BioSciences, ARCH Venture Partners and MD Anderson Cancer Center

We were co-founded by ARCH Venture Partners, a preeminent venture fund that catalyzes discoveries seeking to prevent, detect and cure diseases. Identifying exosomes as a possible platform for the development of multiple therapeutic and diagnostic products, ARCH Venture Partners incorporated Codiak BioSciences in June 2015, negotiated a license agreement and sponsored research agreement with The University of Texas MD Anderson Cancer Center, or MDACC, and Raghu Kalluri, M.D., Ph.D., recruited executives, including Douglas Williams, Ph.D., our President and Chief Executive Officer, and Linda Bain, our Chief Financial Officer. ARCH Venture Partners also led efforts to organize our financing syndicate for our Series A and Series B financing, and negotiated the combination with VL27, Inc., or VL27, concurrent with such financing in November 2015.

Codiak BioSciences and Flagship Pioneering

We were co-founded by Flagship Pioneering, which conceives, creates, resources, and develops first-in-category life sciences companies to transform human health and sustainability. In 2013 and 2014, members of the firm’s FlagshipLabs innovation unit were conducting explorations into cellular therapies through which they uncovered exosomes as a promising adjacent opportunity. The team recognized exosomes as a ubiquitous, natural and powerful mode of cellular communication; one that could not only harbor complex biological information, but also specifically engage with and enter cells of interest in vivo. These features of exosomes suggested a broad capability for creating novel therapeutics with high potency and perhaps little to no off-tissue effects, and with the ability to drug heretofore undruggable or inaccessible targets. The Flagship team further conceived that many of the tools they were exploring for cell engineering could also be used to modify exosome-producer cell lines with surface or luminal proteins and RNA molecules, which would in turn generate precision exosomes designed for targeted therapeutic applications. Flagship founded VL27 to hold the intellectual property estate established by FlagshipLabs. Upon the financing of Codiak in November 2015, VL27 merged into Codiak.

Our strategy

Our vision is to build a fully-integrated global biopharmaceutical company by utilizing our novel engEx Platform to pioneer the discovery, development and commercialization of engineered exosome therapeutics for the treatment of patients with severe or life-threatening diseases. To achieve our vision, we are executing a strategy with the following key elements:

∎

Leverage expertise in exosome biology and engineering to design and create precision exosome therapeutics and further establish Codiak as a leader in this emerging field. We are focused on establishing engineered exosomes as a new and important class of biologic medicines for the treatment of a broad range of indications. Our understanding of natural exosome biodistribution and our ability to engineer the exosome surface allow us to precisely direct exosomes to target cell types within and across routes of administration. This ability to purposely direct tropism may enable us to expand the opportunities and applications of our engEx Platform to all cells of the body. We believe this versatility can enable us to treat a broad range of diseases and establish ourselves as a differentiated leader in this emerging field.

∎

Advance our engEx product candidates into and through clinical development. We believe our engEx product candidates, exoSTING and exoIL-12, have the potential to address significant unmet medical needs. We plan to initiate clinical development of both engEx product candidates in 2020 for the treatment of a variety of solid tumors with poor outcomes despite available therapies. Thereafter, we plan to advance these product candidates through later-stage clinical development and, if successful, seek regulatory approval in order to bring new or improved therapies to patients in need. We also plan to explore both engEx product candidates in additional clinical settings depending upon results of our ongoing and planned preclinical studies.

∎

Develop more engEx product candidates for a broad range of indications. We plan to advance our ongoing development programs, identify new development programs within the modalities currently supported by our engEx Platform and unlock new modalities. We believe that our engEx Platform may also allow us to incorporate new types of modalities into our engineered exosomes. We intend to leverage our technology and insights to develop treatments for a number of severe or life-threatening diseases where we believe engEx product candidates can have transformative potential.

∎

Enhance our manufacturing capabilities for engineered exosome therapeutics. We have created a scalable and reproducible production process that utilizes proprietary manufacturing techniques. We plan to build our own Phase 1/2 clinical manufacturing facility that we believe will be state-of-the-art and that will incorporate these proprietary processes and is intended to provide flexibility relative to timing of clinical trials, reduce future intellectual property risks associated with the transfer of confidential manufacturing and analytical technology, enhance the speed with which we can incorporate advances into our manufacturing process, and reduce the costs of manufacturing.

∎

Execute strategic collaborations to maximize the potential of our engEx Platform. We may enter into collaborations that can advance and accelerate our development programs and expand our engEx Platform capabilities. We recently entered into a strategic collaboration with Jazz to initiate new programs in our existing therapeutic areas and expand our capabilities, while retaining meaningful economic and operational rights regarding the development and commercialization of our engEx product candidates.

∎

Maintain and strengthen our intellectual property portfolio. We have an intellectual property portfolio with 19 issued and pending patents in the United States and 68 issued and pending patents in other countries, as of March 1, 2019, that are directed to our discoveries, platform and science of our engEx product candidates and development programs. We plan to strengthen and broaden our intellectual property portfolio as an essential part of maintaining our leadership position in the field of exosome therapeutics.

Exosome background

Exosomes are nanometer-sized vesicles that provide a means of intercellular communication by facilitating the transmission of macromolecules between cells. They can be found in all tissues and biological fluids, and it is believed that all cells make, secrete and receive exosomes under appropriate conditions. Exosomes are released by their producer cells and traffic to both nearby and distant cells, carrying complex biological macromolecules across membranes. Exosomes contain signaling molecules, such as DNA, RNA, proteins or lipids, that can be expressed on the surface or found in the interior, or lumen, of the exosome. Exosomes also contain a protein-rich lipid bilayer membrane that serves as a transport and signaling vehicle and enables luminal cargo to survive in the harsh extracellular environment.

Exosomes have several key natural features:

∎	Produced by, and interact with, all cell types;

∎	Convey biologically active molecules;

∎	Engage with and cross cell membranes;

∎	Are non-immunogenic; and

∎	Have a complex outer membrane surface that confers functionality.

Upon contact, exosomes can change biological functions in recipient cells:

∎	according to instructions encoded in the exosome membrane and mediated by protein-to-protein interaction at the cell surface; or

∎

according to molecular instructions encoded within the luminal cargo of the exosome and conveyed by cellular uptake into the cytoplasm or nucleus of the recipient cell, where those molecules can engage with the appropriate signaling pathways. In health, exosomes are thought to facilitate maintenance of homeostasis by constantly exchanging messages between cells, both in the local environment as well as systemically. In contrast, during disease, the quantity and composition of exosomes change, and exosomes can play important roles in either accentuating or alleviating disease, as well as in altering response to disease treatment. Exosomes are believed to play important roles in a broad range of disorders, including cancer, immune-based diseases, metabolic and fibrotic disorders, and neurodegenerative disease. Since exosomes are inherently non-immunogenic, we believe exosomes are an ideal solution for developing a broad spectrum of allogeneic therapies. This lack of intrinsic immunogenicity has been demonstrated by preclinical and clinical administration of exosomes from diverse cellular sources, including autologous, allogeneic, xenogeneic and plant-derived sources, as well as the exposure of millions of patients to allogeneic exosomes present in blood products. Others have attempted to leverage natural exosomes for the development of product candidates, which exhibited a favorable tolerability profile in both completed and ongoing human clinical trials. However, these trials were often undertaken without an intended or understood mechanism of action for the exosome therapeutics, and these therapeutic candidates failed to demonstrate evidence of substantial and consistent biological activity. Furthermore, these third parties were generally unable to generate exosomes with predictable properties or to manufacture exosomes at suitable scale to treat more than a relatively small number of patients.

The unique and attractive properties of exosomes have also not been replicated in their totality using liposomes or synthetic particles such as lipid-nano-particles, or LNPs, which are vesicles with variable size and composition that have been utilized as a molecular delivery technology. While liposomes and LNPs have demonstrated significant clinical utility in certain indications and with certain drug payloads, they are often associated with hypersensitivity, cellular and liver toxicity and narrow tissue distribution. In addition, liposomes and LNPs are limited in their ability to support complex biologically active payloads and in their amenability to surface and luminal architecture engineering. The intrinsic complexity of the exosome structure makes reverse engineering the natural properties of exosomes a daunting challenge with any synthetic approach.

Accordingly, we believe that the inherent properties of exosomes, as harnessed using our EngEx Platform, have the potential to overcome many of the limitations of other therapeutic modalities and enable the development of therapies that address significant unmet medical needs in a broad range of indications.

Our engEx Platform

Our proprietary engEx Platform enables the precision engineering and manufacturing of novel exosome product candidates that are designed to target cytoplasmic, nuclear or membrane signaling pathways throughout the body, with the goal of eliciting a therapeutic benefit in the targeted organ or tissue. Using our engEx Platform, we believe we can engineer exosomes to have precise and intentionally chosen properties, to incorporate various types of biologically active molecules across different modalities and to be directed to specific cell types and tissues. These exosomes may engage select recipient cells by cellular uptake, membrane-to-membrane interaction, or a combination of both, and are designed to change the biological functioning of the recipient cells in order to produce the intended therapeutic effect. We believe our engEx Platform has the potential to yield a broad pipeline of product candidates that will have a transformative impact on the treatment of many diseases. By harnessing exosomes, which we believe are ideally suited for versatile, well-tolerated and targeted therapies, we believe our engEx product candidates may avoid many of the complications and risks often associated with small molecules, antibodies, enzymes and cellular therapies.

Our engEx Platform is the result of two strategic priorities that we identified at the founding of our company. First, we aimed to develop exosome therapeutics engineered to contain desired biologically active molecules on the surface or within the lumen of the exosome. Second, we focused on manufacturing exosomes reproducibly and at scale to state-of-the-art pharmaceutical standards. We have made significant investments to achieve these priorities and believe our achievements to date give us a durable competitive advantage.

In contrast to the approaches taken by others who have used unmodified, non-engineered exosomes, our approach is based on a deep understanding of exosome biology and the mechanism of action of exosomes. We initially attempted to engineer exosomes by using canonical or common proteins reported to be on the surface or inside of exosomes as scaffolds to display proteins and other drug molecules. However, preclinical studies of our early engineered exosomes showed only low-level and heterogeneous expression of proteins and peptides, with inadequate potency for clinical and commercial purposes. To address these challenges, we identified several proprietary exosomal scaffold proteins, including PTGFRN and Protein Y. We believe these proprietary exosomal proteins can enable us to develop multiple product candidates with consistent and potent effect, well-suited for in vivo targeting and engagement of biological pathways driving human disease.

Furthermore, we developed a scalable and highly efficient exosome production process based on advanced biochemical engineering principles used in the production of recombinant proteins. We also plan to build our own Phase 1/2 clinical manufacturing facility that will incorporate these proprietary processes and allow for the production of scalable quantities of our engineered exosomes for the initial stages of drug discovery through clinical proof of concept trials. Our engEx Platform combines our expertise in exosome biology and engineering with our innovations in exosome manufacturing to allow us to leverage the innate properties and advantages of exosomes and potentially assign to them potent and predictable properties. In turn, we believe that our engEx Platform will facilitate the development of product candidates that engage targets and pathways of high value, including those rendered essentially undruggable with other therapeutic modalities, and address significant unmet medical needs across a broad array of therapeutic areas.

The key features and capabilities of our engEx Platform include our ability to:

∎

Harness Inherent Exosome Biology. Our engEx Platform allows us to leverage the inherent biology, function and tolerability profile of exosomes and to engineer exosomes that are designed to provide selective delivery, and desired pharmacology and tolerability. We have observed in preclinical models that the engineered exosomes derived from our engEx Platform are not recognized as being foreign by the host immune system and are therefore potentially well-suited for use as allogeneic therapies.

∎

Establish Predictable Biodistribution and Cellular Tropism. Our understanding of natural exosome biodistribution allows us to leverage or alter the natural distribution pattern of our engEx exosomes in a directed manner, within and across routes of administration. We have engineered “tool” exosomes that allow us to track and assess cellular level distribution and uptake through multiple routes of administration, including intravenous, intrathecal, subcutaneous, inhalation, intraperitoneal, and oral, in normal and diseased states, to precisely catalogue the intrinsic tropism of our engEx exosomes. This understanding of cellular targeting informs our prioritization of disease targets in relevant cells.

∎

Target Multiple Cell Types. Our engEx Platform supports the development of product candidates that either stimulate or suppress the function of a variety of immune cell types. We believe that if we can successfully target a particular immune cell type with an engEx product candidate and establish proof of concept, we will be able to leverage that experience to more efficiently develop additional engEx product candidates targeting that same class of immune cell type across clinical indications. These indications include a broad spectrum of diseases, including cancer, immune-based diseases, metabolic and fibrotic disorders, neurodegenerative disorders and rare diseases. In addition, we believe our ability to alter tropism by precisely modifying the exosome surface may allow us to target not just additional immune cells, but many cell types, potentially allowing us to expand the uses of engEx exosomes beyond immune modulation.

∎

Support Broad Clinical Applications. Our engEx Platform is modular and flexible and we believe that our success with one modality may increase the probability of success for other targets using the same modality in the same or different cell types. Consequently, we believe our engEx Platform allows us to design engineered exosomes that will have applicability across multiple cell types in the immune system and, more generally, to any cell type.

∎

Engineer Multifunctional Exosomes. Our exosomes can be engineered to include and carry specific biologically active entities, including small molecules, proteins, antibodies, peptides and nucleic acids, individually or in combination, on the exosome surface, in the lumen or both. To accomplish this, we first identified novel exosome-specific scaffold proteins, PTGFRN and Protein Y, that allow for high-density loading and expression of many classes of proteins and peptides onto and inside our engEx exosomes. In the case of Protein Y, we have identified a short protein sequence motif that allows for specific, high-density luminal loading of broad classes of cargo into the exosomes. This sequence motif, which we call “exoTOPE”, facilitates superior loading efficiency of protein and peptide molecules compared to previously-identified exosome scaffold proteins such as tetraspanins. We have also generated purified exosomes that can be loaded ex vivo with diverse classes of biologically active molecules. We have been able to engineer our engEx exosomes to each contain up to hundreds or thousands of individual potentially therapeutic molecules. The precise design and loading of our exosomes confers flexible and desirable attributes for various therapeutic applications including multiple biological functions when combinations of biologically active entities are incorporated into an exosome.

∎

Manage Potency and Toxicity Profile.Data from our preclinical studies demonstrated that our engEx exosomes, including exoSTING and exoIL-12, were non-immunogenic and may be able to engage clinically intractable targets through their ability to selectively target specific cells and tissues. In addition, preclinical studies of exoSTING and exoIL-12 demonstrated reduced toxicity and tumor-retention of the STING agonist and IL-12 protein, respectively. This retention was associated with reduced systemic inflammation as compared to a non-exosome-associated STING agonist or IL-12 protein, respectively. These characteristics suggest that our engEx exosomes have the potential to address previously undruggable or poorly druggable targets in areas of high unmet medical need.

∎

Provide Scalable and Reproducible Manufacturing.Our engEx product candidates can be produced at scale using good manufacturing practices, or GMP. The inability to manufacture exosomes reproducibly at scale, or to engineer exosomes to include chosen properties, has limited previous attempts to successfully develop exosome therapeutics. We have produced and purified exosomes from cell culture processes up to 250L in volume and have purified exosomes from these cultures using scalable, proprietary chromatography-based methods. The scalable methods have produced exosomes with comparable identity, purity, and functional properties as exosomes purified using unscalable, but high-purity methods, such as ultracentrifugation-based approaches. We are in the process of establishing our own Phase 1/2 clinical manufacturing facility, with the goal of being fully-operational by first half 2020. We have also developed intellectual property directed toward our manufacturing capabilities, including a proprietary suite of analytical techniques to verify the potency of our engineered exosomes.

Exosome engineering

Our engEx Platform enables us to generate precisely engineered exosomes through two approaches, depending on the biologically active molecule that will be carried by the exosome. If the chosen biologically active molecule is not capable of being expressed by the cell producing the engineered exosomes, we utilize our proprietary manufacturing process to produce and purify the exosome, and then add such molecule by electroporation or mixing.

If the chosen biologically active molecule can be produced by the cell producing the exosomes, such as a protein or peptide, we utilize molecular programming with PTGFRN or Protein Y to develop engineered exosomes containing the intended biological properties. By attaching the desired biologically active entity or entities to PTGFRN, we can display a variety of proteins on the membrane surface of the exosome to interact with drug targets on the surface of the intended cellular type. In a similar manner, with Protein Y we can achieve selective luminal loading of drug payloads to engage pathways inside cells. PTGFRN and Protein Y are individual members of exosome-specific protein families. We were first to identify these two protein families as abundant and describe their use in exosome engineering. We characterized these two protein families by comparative proteomic analysis of highly purified exosome preparations to less pure exosomes. The first patent directed to PTGFRN used in exosomes has been issued to us in the United States.

Through our preclinical studies, we have demonstrated the ability to enhance our engEx exosomes with various biologically active molecules, including small molecules, siRNAs, ASOs, proteins, peptides, antibodies and antibody fragments, enzymes, cytokines and complex multimeric ligands. We are also continuing to refine our engineering processes to potentially overcome the challenges associated with additional modalities, including gene therapy, gene editing and other classes of nucleic acid therapeutics.

Our engEx Platform allows us to leverage or alter the natural distribution pattern of our engEx exosomes within and across routes of administration. Exosomes can potentially be delivered through a variety of routes of administration, including intravenously, intraperitoneally, intrathecally, intratumorally, subcutaneously, orally and intramuscularly, as well as through inhalation, and the route of administration has an impact on distribution of exosomes to cells and tissues. For example, intravenous administration tends to result in accumulation in the liver, spleen, bone marrow, colon and kidney, while intraperitoneal administration results in accumulation in and around the pancreas, lymphatic tissue, ovaries and testes, kidney and colon. We seek to further increase or decrease the distribution of exosomes to various organs and cells by engineering the exosome membrane surface. For example, in preclinical studies, we redirected exosomes to B cells. In addition, in preclinical studies we observed that by adding a peptide group to the surface of an exosome, we were able to reduce liver uptake of exosomes delivered intravenously, thereby enhancing distribution to intended organs.

Manufacturing and process sciences

Building a scalable, high-performance exosome manufacturing process has been a strategic priority since the inception of our company. For this reason, recruiting experienced professionals in manufacturing and process sciences from leading biopharmaceutical companies was a focus from the outset. The therapeutic exosome field is relatively new and, prior to the development of our approach, exosome isolation methods had addressed only the needs of small-scale clinical research and early stage clinical trials.

To address the need for a scalable and highly efficient exosome production process, we have developed new proprietary technology based on advanced biochemical engineering principles used in the production of recombinant proteins. Our robust manufacturing is supported by proprietary methods of analytically characterizing both process and product. The following graphic shows the key stages of our manufacturing process:

We believe the key attributes of our manufacturing process are as follows:

∎

Scalability. Our fed-batch process operates reproducibly in bioreactors of between 5 and 250 liters in size, and we believe that we can scale up to bioreactors of 2,000 liters or larger in size if necessary. To date, we have successfully completed more than 120 bioreactor runs at various scales. To further enhance our bioreactor capacity, we have recently developed a proprietary technology based on high density perfusion cell culture, with no changes to the existing bioreactor configuration, cell lines or media required.

∎	Human cells. We principally use a permanent human cell line grown in suspension in chemically defined media without animal sourced raw materials.

∎	Purification. We use a scalable purification process based on an optimized sequence of filtration and chromatography steps.

∎	Minimized contamination. Our manufacturing process is a disposable, closed and aseptic operation, minimizing the risk of contamination.

∎	Product quality. We have developed analytical tools to assess product potency, purity, and identity.

∎

Platform process. We can handle various engEx product candidate constructs, including exogenously loaded exosomes and exosomes engineered through genetic programming, in the same production train with minimum process development time.

∎	Volume flexibility. Our process is designed to support clinical indications with tens of thousands of patients, as well as orphan indications.

∎	Readily transferrable. The technology underlying our process is readily transferable to contract manufacturing organizations, or CMOs, for large-scale GMP production.

∎	Manufacturing cost. We believe we will be able to manufacture our engineered exosomes at a cost similar to that associated with manufacturing biologics.

We believe that CMOs can address our current preclinical and early stage clinical needs. However, we have decided to build our own Phase 1/2 clinical manufacturing facility, or CMF, to support our planned clinical development strategy. We believe that our CMF will provide flexibility relative to timing of clinical trials, reduce future intellectual property risks associated with the transfer of confidential manufacturing and analytical technology to CMOs, enhance the speed with which we can incorporate advances into our manufacturing process, and reduce the costs of GMP manufacturing.

We have completed the conceptual design of the CMF, which will include drug substance and drug product manufacturing suites, as well as a quality-controlled lab for GMP material testing and release. We expect that construction will be completed by the end of 2019, with release of clinical lots planned for the first half of 2020.

Our current therapeutic areas of focus

Our engEx Platform currently allows us to engineer exosomes to precisely target a wide range of immune cell types, including:

∎

APCs, which are a group of immune cells, including dendritic cells, that mediate immune response by processing and presenting antigens in the appropriate context to T cells and B cells. In preclinical cancer models, we observed that our most advanced engEx product candidate, exoSTING, was selectively taken up by APCs in the tumor microenvironment and elicited a potent systemic immune response against the tumor. We also observed similar responses with other engEx exosomes targeting APCs. Further based on the observed highly selective uptake of our engineered exosomes, including exoSTING, into targeted APCs, we believe we can create a modular exosome vaccine development program, which we refer to as exoVACC. We are exploring various exoVACC designs for treatment of cancer and infectious disease.

∎

T cells and NK cells, which are types of white blood cells that play central roles in cell-mediated immunity. In preclinical studies, we observed that exoIL-12, which we designed to engage with tumor-resident T cells and NK cells, elicited a potent immune response. We also observed similar responses within certain of our development programs targeting T cells and NK cells. We believe our engEx exosomes targeting T cells and NK cells may have applications in cancer, autoimmune/inflammatory disorders and infectious disease, including tuberculosis.

∎

Monocytes and macrophages, which are also types of white blood cells that play critical roles in the body’s immune system. We have utilized our engEx Platform to produce exosomes containing oligonucleotides and other molecules with the potential to address various validated, but hard-to-drug targets, such as STAT3 and NRAS. We believe that our exosome constructs targeting macrophages have potential applications in cancer, fibrosis and other diseases.

∎

B cells, which are also a type of white blood cell that is critical to the immune system. Data from preclinical studies of our engineered exosome constructs expressing CD40L, a protein that is primarily expressed on activated T cells, demonstrated selective uptake and activation of B cells, while suppressing uptake by other monocytes. We intend to investigate whether we can selectively target B cell-mediated cancers, infectious diseases harbored in B cells, B cell associated autoimmune diseases and hematological disorders, as well as develop vaccines that elicit an antigen-specific immune response.

We believe that if we can successfully target a particular immune cell type with an engEx product candidate and establish proof of concept, we will be able to leverage that experience to more efficiently develop additional engEx product candidates targeting that immune cell type across indications. Consequently, while our initial focus is on immune cells, we believe our engEx Platform may have applicability across multiple cell types, as well as additional modalities, including gene therapy, gene editing and mRNA.

Our pipeline

Utilizing our engEx Platform and with an initial focus on targeting immune cells, including APCs, T cells and NK cells, monocytes and macrophages, and B cells, we are advancing a broad pipeline of engEx product candidates and development programs, all of which are currently in preclinical development. We plan to initiate clinical trials for exoSTING and exoIL-12 in the first half of 2020 and the second half of 2020, respectively. Further, based on the large number of earlier-stage development programs that we are advancing, we anticipate that we will be able to consistently progress additional product candidates into clinical development. The following graphic summarizes our pipeline:

Codiak engEx Pipeline

APCs

exoSTING for the treatment of solid tumors

exoSTING is being developed for the treatment of solid tumors that are “cold,” meaning they are resistant or would be unlikely to respond to checkpoint inhibitor-based immunotherapies. We are initially focused on solid tumors, including head and neck cancer, breast cancer, lymphoma, anaplastic thyroid carcinoma and refractory melanoma. We may also investigate exoSTING in other cold tumors rich in myeloid cells, including pancreatic ductal adenocarcinoma, choleangio-carcinoma, gastric cancer, ovarian cancer, renal cell carcinoma, lung metastases, liver metastases and colorectal cancer. These diseases represent areas of high unmet medical need with significant patient populations. While preliminary clinical data from ongoing clinical trials of free small molecule STING agonists have shown limited monotherapy effect at the doses and schedules tested, we believe exoSTING has broad potential as a monotherapy, as well as in combination with other therapies such as radiation therapy, chemotherapy and checkpoint inhibitors.

exoSTING is an engineered exosome that expresses high levels of PTGFRN on the exosome surface and that is loaded in the lumen of the exosome with our proprietary small molecule STING agonist, which we exclusively licensed from Kayla Therapeutics.

PTGFRN has been observed in preclinical studies to drive selective uptake in human blood derived and tumor resident APCs in preclinical models and to elicit a robust IFNß and chemokine response, with potent recruitment of tumor antigen specific CD8+ T cells, leading to both local as well as systemic tumor elimination.

The STING pathway and limitations of current STING agonist drug candidates

The small molecule stimulator of interferon genes, or STING, pathway has been preclinically validated as an attractive target for eliciting an anti-tumor immune response. The STING pathway can recognize certain DNA fragments resulting from infection or cellular damage. Selective stimulation of the STING pathway in tumor-resident APCs perpetuates the expression of inflammatory genes of the IFN family, including IFNß, driving an adaptive anti-tumor immune response. The adaptive immune response following STING agonism is highlighted by a robust and durable cytotoxic, or CD8+, T cell response. Selective uptake of a STING agonist by tumor resident APCs is considered essential to achieve the maximum intended effect, which has not been achieved with the current generation of free STING agonists in clinical development.

The potential of targeting the STING pathway to elicit anti-tumor responses has fueled the initiation by multiple sponsors of programs investigating free STING agonist molecules. However, the ability to utilize free STING agonists as therapies has been hampered by the leakage of the small molecule out of the tumor, primarily due to direct cell death locally around the intratumoral injection site, causing systemic toxicity and a lack of selectivity. The lack of selective uptake into APCs—the desired target cell for a STING agonist—with the free STING agonists results in the indiscriminate killing of the infiltrating T cells in the tumor, thereby curtailing the desired immune response. Accordingly, preclinical models of intratumoral administration of these free STING agonists have generated complex dose response curves with activity at low doses, but lack of activity at higher doses. Further, in preclinical studies conducted by us and others, higher doses of free STING agonist resulted in killing of tumor resident and tumor infiltrating T cells, as well as other important immune cells, resulting in loss of a sustainable systemic immune response against the tumor and loss of anti-tumor activity. Thus, while preclinically promising, the potential indiscriminate killing of immune cells by free STING agonists may limit their clinical benefit. Moreover, we believe this complex dose response may make the identification of a clinically appropriate dose of free STING agonist a significant challenge. With our preclinical studies of exoSTING, we were able to use a much lower dose of STING agonist—more than 100-fold lower than free STING agonist—to elicit a more complete systemic antitumor response. Furthermore, our preclinical results with exoSTING do not show this indiscriminate cell killing owing to selective APC uptake, resulting in preservation of the desired immune effector cells.

Role of exosomes in the STING pathway

Exosomes have been identified as natural mediators of messaging between cancer cells and tumor resident APCs. Because of aberrant DNA content or replication, or cytotoxic damage, tumor cells contain fragments of genomic DNA that are naturally shuttled into exosomes for transit outside the tumor cell. Exosomes containing these fragments have been shown to be taken up by APCs in the tumor microenvironment and can induce a robust IFNß response, resulting in systemic anti-tumor immunity through activation of the STING pathway. The role of natural exosomes in activating the STING pathway supports the investigation of our exoSTING product candidate and its potential in the tumor microenvironment.

exoSTING preclinical data

In preclinical studies using peripheral blood mononuclear cells, or PBMC, in culture, we assessed the comparative effects of a free STING agonist to the same amount of agonist contained in exoSTING by measuring the activation of the CD86 surface marker on dendritic cells, or DCs, an important class of APC. As shown in the graphic below, in these studies, we observed that CD86 surface marker activation occurred with exoSTING at doses that were 1,000-fold lower than those required to cause CD86 surface marker activation with a free STING agonist. Accordingly, very low doses of exoSTING were associated with potent activation of DCs.

Increased potency of exoSTING vs. free STING as

measured by DC activation in vitro

As shown in the figure above, exoSTING treatment resulted in significant activation of DCs. The DCs activation by CD86 activation was evaluated in human PBMC assays in vitro following overnight incubation with a free STING agonist or exoSTING at different concentrations. Similar improvement in potency was observed across multiple donors (n=12).

Similar preclinical experiments we carried out with liposomal formulations of free STING agonists failed to show selective uptake into APCs and resulted in high dose toxicity to APCs, which was not observed with exoSTING. These results are consistent with our observations that exosomes are distinct from synthetic vesicles, such as liposomes or LNPs.

In a preclinical study, we also assessed the role of PTGFRN in driving APC uptake and STING activation. In this study, we compared IFNß production following administration of exoSTING, which overexpresses PTGFRN, to IFNß production following administration of exosomes with no PTGFRN and natural exosomes with wild type or intermediate amounts of PTGFRN. As shown in the figure below, we observed a direct relationship between the relative amounts of IFNß produced by APCs and the relative levels of PTGFRN, suggesting that the overexpression of PTGFRN in exoSTING was responsible for the 1,000-fold improvement in APC activation discussed above.

exoSTING potency increase is related to PTGFRN levels

As shown in the figure above, exoSTING overexpressing the glycoprotein PTGFRN demonstrated superior potency. The IFNß production was evaluated in PBMC assays across different donors (n=4). Dose titration (left panel) and IFNß production (right panel) was diminished in PTGFRN knock-out (KO)-STING exosomes versus PTGFRN overexpressed exoSTING, *p<0.05 by one-way ANOVA. The p-value is the probability that the difference between two data sets was due to chance. The smaller the p-value, the more likely the differences are not due to chance alone. In general, if the p-value is less than or equal to 0.05, the outcome is statistically significant.

In a B16F10 syngeneic mouse tumor model, we evaluated the anti-tumor activity of exoSTING as compared to a free STING agonist. B16F10 is a commonly used aggressive tumor model representative of “cold” tumors. Tumors of this type represent an area of high unmet medical need and include some of the most deadly and untreatable human malignancies.

In this study, we randomized B16F10 tumor bearing mice to receive intratumoral injections of exoSTING or a free STING agonist on Days 5, 8, and 11. To evaluate systemic anti-tumor immunity, we also injected B16F10 tumor cells intravenously to generate distant lung tumors. As shown in the figure below (left), although the primary tumor growth was inhibited by the high dose of both the free STING agonist and exoSTING, superior systemic anti-tumor immunity was observed with exoSTING. Further, as shown in the figure below (right), 50% of the mice treated with exoSTING exhibited histopathological complete responses, or CRs, of the distal lung tumors. In contrast, none of the mice treated with the high dose of a free STING agonist demonstrated CRs. These results suggest the generation of systemic immunity against the tumor, mediated by CD8+ T cells. We have also examined the efficacy of exoSTING in other syngeneic tumor models and observed results generally consistent with the B16F10 syngeneic tumor model.

Superior anti-tumor response to exoSTING in primary

and distant tumor sites vs. free STING agonist

As shown in the figure above, potent systemic anti-tumor activity was observed with exoSTING. B16F10 tumor cells were implanted both subcutaneously as well as intravenously. The mice were treated with free STING agonist or exoSTING on days 5, 8 and 11 at different doses as indicated. Primary tumor growth (left panel) of the subcutaneous tumor was measured. The secondary lung tumor burden was also evaluated on day 17 using histopathology. The number of secondary lung tumor nodules as evaluated by histology and complete tumor elimination (CR) of the lung metastasis is plotted (Right panel).

*p<0.05 by one-way ANOVA

Next, we evaluated the immune cell mediated memory response following administration of exoSTING or free STING agonist in a B16F10 tumor model. We randomized B16F10 tumor bearing mice to receive intratumoral injection of exoSTING or a free STING agonist at high doses. As shown in the figures below, both exoSTING and free STING agonist treatment were associated with significant primary tumor growth inhibition resulting in tumor growth stasis or regression in both groups (left). In both the control groups (empty exosome or PBS), minimal tumor growth inhibition was observed. At day 20, we re-challenged the tumor free mice in each of the exoSTING and free STING agonist treatment groups with new B16F10 cells to evaluate the immune cell mediated memory response. We observed that exoSTING therapy abrogated the growth of re-challenged tumor cells (right). In contrast, we observed that the B16F10 cells re-grew in the mice treated with the free STING agonist, suggesting that the primary treatment with free STING agonist did not result in immune mediated memory response.

exoSTING demonstrated improved memory response in B16F10 re-challenge studies

As shown in the figure above, exoSTING demonstrated superior anti-tumor memory response. B16F10 cells were implanted subcutaneously (primary tumor, left panel) and treated with control empty exosomes, a free STING agonist (FSA, 100 µg) or exoSTING as indicated (arrows). Both exoSTING and FSA treatment were associated with complete tumor growth inhibition. To test the immune cell mediated memory response, the mice treated with exoSTING or FSA were re-challenged (right panel) with B16F10 cells. We observed that tumor re-growth was completely inhibited in the exoSTING group. In contrast, we observed that tumors re-grew in both naïve control mice and the FSA treated group. These results demonstrated a superior immune mediated memory response with exoSTING therapy.

As noted above, studies with free STING agonists have shown complex dose responses that we anticipate may make clinical dose selection for these compounds challenging. In preclinical studies conducted by us and others, higher doses of free STING agonist resulted in killing of tumor resident and tumor infiltrating T cells, as well as other important immune cells, resulting in loss of a sustainable systemic immune response against the tumor and loss of anti-tumor activity. However, in preclinical studies in various cell lines, including the B16F10 model described above, we observed that exoSTING preserved immune cell viability in the tumor, which we believe is due to:

∎	functional APCs secreting IFNß and the chemokines CXCL9 and CXCL10, which attract T cells into the tumor;

∎	functional CD8+ T cells that can differentiate into tumor antigen specific T cells infiltrating the tumors;

∎	significantly less immune cell death at comparable doses with exoSTING compared to free STING agonist in the tumor microenvironment; and

∎

significantly less non-immune cell death with exoSTING as compared to comparative doses of free STING agonist, resulting in less unwanted tissue necrosis and less systemic leakage of the agonist into the systemic circulation.

In preclinical studies, we assessed immune activation and cell death. As shown in the figure below, we observed that the free STING agonist activated the STING pathway indiscriminately in all cells, whereas exoSTING activated this pathway only in a small subset of immune cells.

Histological evidence of exoSTING induction of IFNß and

absence of off-target toxicity vs. free STING

The figure above shows the histology analysis of tumors injected with free STING agonist (FSA) or exoSTING to assess immune activation and cell death. STING pathway activation was measured by phosphorylation of TANK binding kinase 1 (pTBK1) (yellow in top panel) and IFNß mRNA (red in middle panel) and cell death was measured by cleavage caspase 3 (CC3) (red in bottom panel) in the A20 syngeneic tumor model. We observed that exoSTING treatment targeted STING pathway activation in APCs as measured by pTBK1 and IFNß mRNA. We observed that an equivalent dose of free STING agonist (FSA, 0.2µg) failed to activate the STING pathway. In contrast, a high dose of FSA treatment was associated with activation at the STING pathway indiscriminately in all cells (pTBK1) resulting in cell death (CC3). The selective activation at the STING pathway by exoSTING in a subset of immune cells (pTBK1) is depicted in the enlarged images (in the insert).

In our preclinical studies, we evaluated the potential of the exoSTING therapy to mobilize T-cell infiltration in a immunologically “cold” tumor model (B16F10) with low levels of T-cell infiltration. We evaluated the infiltration of T cells and macrophages following intratumoral administration of one or two doses of exoSTING or a free STING agonist by immuno-histochemistry (left). The number of T cells per area of the tumor was quantified using image analysis and plotted (right). At both four and 24 hours following treatment with an initial dose, only modest changes in immune cells were observed. Following the second dose of exoSTING (0.2 µg), a significant increase in the number of T cells infiltrating the B16F10 tumor was observed. We observed that treatment with an active dose of free STING agonist (20µg) failed to increase CD8 T-cell infiltration. These results suggest that exoSTING therapy was able to mobilize CD8 T cells to the tumor.

exoSTING induced CD8+ T cell recruitment to the tumor

The figure above shows the immune histochemistry analysis of B16F10 tumors treated with either exoSTING or a free STING agonist (FSA). Samples were harvested at four hours or 24 hours following the first dose or the second dose of indicated treatment. The number of CD8 T cells were quantified and plotted (right panel). A statistically significant increase in number of CD8 T cells was observed at both four hours and 24 hours following the second dose of exoSTING. In contrast, FSA treatment was not associated with sustained increase in CD8 T-cell infiltration. These results suggest that exoSTING mobilized T-cell infiltration to immunologically cold tumors.

In our preclinical studies, we also directly examined the viability of immune cell subsets, including T cells, dendritic cells and macrophages, following intratumoral administration of exoSTING as compared to a free STING agonist at doses required to elicit antitumor immune responses. The results of these studies support and extend recently published results showing immune cell reduction, or ablation, with high doses of free STING agonist. In the study, we used flow cytometry to analyze CD8+ T cells isolated from the tumor 24 hours after administration of a second dose of exoSTING or free STING agonist. As shown in the figure below, we observed that (0.2µg) exoSTING preserved viability of tumor resident CD8+ T cells, whereas (20µg) free STING was immune ablative.

exoSTING preserves CD8 T Cell viability

whereas free STING kills CD8+ cells

The figure above reflects preclinical data that demonstrated that an active dose of exoSTING preserved T cell viability. Flow cytometry analysis of B16F10 tumors was conducted 24 hours following administration of a 2nd dose of free STING or exoSTING (n=5). The active dose of free STING (20ug) resulted in significant reduction in CD8-T cell as compared to active dose of exoSTING (*p<0.05 one-way ANOVA).

We believe that the observed difference in immune cell preservation in the tumor with exoSTING will result in improved antigen specific anti-tumor immune responses mediated by T cell effectors. Importantly, an assessment of the number and function of tumor antigen specific CD8+ T cells isolated from the spleens of treated mice suggests that exoSTING produced a superior systemic antitumor response as compared to the free STING agonist. Further, as shown in the figure below, we observed that exoSTING treatment promoted greater systemic CD8+ T cell responses compared to free STING agonist. This correlates with the observed preservation of immune effector cells in the tumor and the appearance of memory T cells in the spleens as an indication of systemic anti-tumor immunity.

Superior systemic tumor antigen-specific

immune response with exoSTING

The figure above shows systemic antigen specific T cell response to B16F10 tumor antigen associated epitopes 24 hours after the second dose in spleen as measured by IFNg producing CD8 T cell response by ELISPOT analysis (n=5). Significant induction of IFNg ELISPOT response was observed *p<0.05 one-way ANOVA.

Our preclinical studies in B16F10 tumor models also allowed us to assess the tumor localized and systemic inflammatory cytokine production in response to active doses of a free STING agonist and exoSTING. The observed tissue death in tumors administered with the higher dose free STING agonist suggest that the STING activator may be released from the tumor and subsequently engage the pathway indiscriminately in affected cells. This would be expected to result in systemic inflammatory cytokine production and consequential adverse events. As shown in the figure below, limited systemic cytokine levels were observed following intratumoral exoSTING administration at doses (0.12µg) that were associated with robust IFNß induction in the tumors. In contrast, as also shown in the figure below, free STING agonist administration at a therapeutic dose resulted in significant elevation of both Type I IFN and other cytokines, including TNFa and IL-6, which are known to be associated with adverse events. Reported observations from early clinical trials with free STING agonists have shown adverse events consistent with the induction of inflammatory cytokines and their systemic release even with intratumoral administration, which resulted in patient discontinuations in these studies.

exoSTING does not induce systemic cytokine production at active doses

The figure above shows preclinical data reflecting limited systemic cytokine responses following exoSTING administration. B16F10 tumors received intratumoral injections of exoSTING or indicated amount of free STING agonist. 4 hours after injection, serum was harvested and assayed for the indicated cytokines (n=4-5). * p<0.05 by one-way ANOVA.

exoSTING clinical development plan

We are planning to conduct a Phase 1/2 clinical trial of exoSTING in patients with various “cold” solid tumors to investigate safety and tolerability, as well as preservation of tumor resident immune cells and activation of local and systemic anti-tumor immunity. We expect to explore exoSTING, administered via intratumoral injection, as a monotherapy and dual therapy with checkpoint inhibitors in the initial part of the trial and will also be looking for early indications of target engagement and confirmation of immune activation in the tumor. We anticipate that selected patients will be biopsied during the course of the trial to assess these parameters directly in the tumor. In addition, we expect to evaluate various biomarkers, including cytokines and cellular immune response, as well as assess exploratory endpoints of clinical activity. We plan to initiate this trial in the first half of 2020, following acceptance of an IND or CTA, and expect data within 12 months after trial initiation.

Prior to conducting a Phase 1/2 clinical trial, we plan to conduct additional preclinical studies to support the previously-observed selective dendritic cell activation with molecular and histological analysis, as well as help us to select doses for our GLP toxicology studies and a dose range for human investigation. These studies will also assess a panel of potential relevant immune related molecular and histological biomarkers that we believe may be used to identify potential responders in our clinical program.

exoVACC

Based on the observed highly selective uptake of PTGFRN overexpressing exosomes, such as exoSTING, into targeted APCs, we believe that we can also create a modular and engineered vaccine system, which we refer to as exoVACC.

We believe that exoVACC-based approaches have the potential to succeed as therapeutic or prophylactic treatments for a broad range of cancers and infectious diseases. We are exploring various neo-antigens and tumor associated antigens in cancer, as well as vaccines for a number of infectious diseases that have proven resistant to previous vaccine efforts, including serious nosocomial infections such as methicillin-resistant staphylococcus aureus, tuberculosis, and herpes simplex virus.

Conventional vaccines combine selected antigens with a substance intended to enhance the body’s immune response to such antigens, known as an adjuvant. Following injection of the antigen subcutaneously, intravenously or submucosally, a large amount of antigen is often rapidly eliminated by tissue and blood enzymes that break down proteins. A small fraction of the injected dose will be taken up by APCs and the co-injected adjuvant may activate cells and generate an immune response to the antigen. The process of antigen and adjuvant delivery is inefficient and challenging given the need for the adjuvant and antigen to be efficiently processed in APCs concomitantly.

We have generated a prototype engineered exosome using ovalbumin, or OVA, as a model antigen. We utilized Protein Y to engineer OVA into the lumen of the exosome and then added our proprietary STING agonist, which acts as an adjuvant to enhance antigen processing and presentation by APCs. We investigated the effects of this vaccine prototype in preclinical studies by measuring the generation of memory T cells specific for OVA in various tissues seven days after a single intravenous or intranasal administration of our vaccine prototype and compared these results to simple mixing of the components. As shown in the figure below, we observed that our vaccine prototype, labeled exoVACC-OVA, was associated with a potent systemic antigen specific CD8+ T cell response following a single injection, which was superior to the mixing of components in both tested routes of administration by greater than 50-fold.

Luminal loading of antigen with STING agonist significantly improves

T Cell mediated vaccine response

The figure above shows superior antigen specific T cell response to exoVACC administration observed in preclinical studies. Ovalbumin (OVA) was used as a model antigen for evaluating vaccine response 7 days following IV administration or Intra-nasal administration of indicated agents. The percentage of OVA reactive CD8+ memory T cells in spleen and lung was evaluated and plotted (n=5). Protein Y-OVA exosomes loaded with STING agonist, labeled exoVACC-OVA, produced significant antigen specific T cell response (*p<0.05 one-way ANOVA). Note that for this study WT exosomes with native levels of PTGFRN were utilized. The potency of this therapeutic candidate may improve with PTGFRN overexpressed exosomes.

We believe that the simultaneous APC uptake of the antigen (OVA) and adjuvant (STING agonist) drove the potent antigen specific responses that were observed. This basic format of exoVACC engineered exosome allows us to rapidly explore peptide and protein antigens in a simple modular format with Protein Y-mediated loading. We also believe that the exosome format should allow for multi-dose vaccination strategies where necessary to elicit the desired response due to the immune-silent nature of the vaccine carrier, the exosomes. Further, we believe that engineering certain co-stimulatory molecules, such as CD40L, onto the surface of the exosome could further enhance the immune response towards the antigen in the desired humoral or cellular immune response direction. We believe this approach could protect the antigen from potential neutralizing antibodies, which is a leading cause of vaccine failure.

We have identified a panel of antigens in cancer and infectious disease that we are beginning to explore using exoVACC in relevant preclinical models.

T cells and NK cells

exoIL-12 for the treatment of cancer and infectious disease

We are developing our exoIL-12 product candidate for the treatment of various forms of cancer. exoIL-12 is designed to induce a potent immune response in tumors that lack sufficient immune stimulation to trigger direct and systemic anti-tumor immunity despite the presence of T cells and NK cells. Among tumors of this type are cutaneous T cell lymphoma and Kaposi sarcoma, which are some of the most aggressive and inadequately treated tumors, and against which prior clinical efforts with IL-12 demonstrated limited clinical response. These tumors are also generally amenable to treatment with intratumoral dosing, which we expect will be the initial dosing route for exoIL-12.

exoIL-12 is an engineered exosome in which the cytokine molecule interleukin 12, or IL-12, is displayed on the surface of the exosome, via PTGFRN, and is thereby able to engage the IL-12 receptor on immune effector cells expressing the receptor.

We believe that exosomes can address the challenges faced by the previous attempts to administer IL-12 by focusing and retaining the biology of IL-12 at the needed site of action. exoIL-12 is designed to engage with tumor-resident T cells and NK cells while also being retained in the tumor, thereby preventing leakage out into systemic circulation, which could trigger adverse effects. Localization and retention in the tumor support robust IFNg and tumor necrosis factor-alpha signaling, which is designed to trigger potent and specific systemic immune cell killing of tumor cells. More specifically, the production and release of IFNg is critical for generating an innate and adaptive immune response, and IFNg is also an important activator of macrophages and inducer of Class II major histocompatibility complex, or MHC, molecule expression, which is important in initiating the immune response.

Beyond cancer, we are exploring the use of exoIL-12 for treatment of infectious disease with a latent phase in myeloid cells, such as multi-drug resistant tuberculosis. These latent infections allow the organism causing the infectious disease to avoid host immune eradication by hiding inside myeloid cells. The role of the IL-12 family of cytokines in tuberculosis is both genetically and clinically validated.

IL-12 and limitations of existing approaches

In preclinical studies conducted by others, IL-12 was observed to elicit a potent anti-tumor immune response as a single agent through activation of T cells, NK cells and macrophages. In the 1990s, Phase 1/2 clinical trials investigating recombinant IL-12, or rIL-12, in patients with advanced malignancies, including cutaneous T cell lymphoma and Kaposi sarcoma, reported promising data showing activation of NK and T cells and potent target engagement. An important learning from the initial clinical trials with rIL-12 was that clinical response, as assessed by tumor shrinkage, was predominantly seen in patients who demonstrated potent, predictable and sustained IFNg response. However, systemic exposure to IL-12 at even low doses led to substantial toxicities in the lymphohematopoietic system, intestines, liver and lung, and in some cases, fatalities. Although decades of research have not resulted in any approved IL-12-based drugs, the IL-12 pathway remains of substantial interest in cancer immunotherapy and for the management of certain serious infections, such as tuberculosis, where genetic defects in the IL-12 pathway are associated with persistent, untreatable forms of the disease. More recent attempts to localize IL-12 within the tumor microenvironment have shown mixed results, although they suggest potential responsiveness to IL-12 therapy in glioblastoma, breast cancer and melanoma. However, local production of IL-12 through gene therapy with AAV vectors or plasmid expressed IL-12 has not, to date, provided the necessary control over either the amount or duration of IL-12 production. Autologous cell-based delivery strategies for IL-12 are also being explored, but these approaches are further hampered by limitations often associated with cell transplantation, including manufacturing cost.

exoIL-12 preclinical data

We assessed the activity of exoIL-12 compared to free recombinant IL-12 in a PBMC in vitro assay that measured the production of IFNg, which is a standard assay for measuring IL-12 biological activity and potency. As shown in the figure below, we observed that exoIL-12 exhibited a potency comparable to recombinant IL-12.

exoIL-12: tethering of IL-12 to exosomes retains potency

As shown in the figure above, exoIL-12 induced T cell activation in a dose dependent manner. The potency of recombinant IL-12 and exoIL-12 was compared in a T cell assay measuring IFNg production. The observed T cell activation was dependent on TCR stimulation by anti-CD3 antibodies. Similar results were observed across multiple donors (n=4).

We also evaluated the anti-tumor activity of exoIL-12 in a B16F10 syngeneic tumor model. As shown in the figures below, we observed that intratumoral administration of exoIL-12 on three consecutive days beginning on Day 6 post-tumor implantation was associated with significant anti-tumor activity, reduced tumor volume and improved survival. The observed antitumor effects of comparable doses of exoIL-12 compared to rIL-12 showed that exoIL-12 was significantly more active at suppressing tumor growth.

Improved survival with exoIL-12

As shown in the figure above, exoIL-12 resulted in improved survival in B16F10 tumor model. Tumor bearing mice were treated with either recombinant IL-12 or exoIL-12 (200 ng) as indicated on days 5, 6 and 7. Mice with tumors reaching ~2000mm3 were euthanized based on IACUC guidelines and survival curves were plotted (n=5). exoIL-12 therapy was associated with significantly improved survival as compared to rIL-12 (*p<0.05).

exoIL-12—Anti-tumor response

As shown in the figure above, preclinical data suggest that exoIL-12 resulted in significant tumor growth reduction. Tumor bearing mice were treated with either recombinant IL-12 or exoIL-12 (200 ng) as indicated on days 5, 6 and 7. Tumor volume on day 16 was plotted (n=5). exoIL-12 therapy resulted in significant anti-tumor activity (p values based on one-way ANOVA).

Despite the comparable potency of exoIL-12 and rIL-12 observed in the in vitro cell-based assays described above, we observed that exoIL-12 exhibited superior in vivo potency in preclinical tumor models compared to rIL-12. In order to understand the potential mechanism for this potency improvement, we developed assays to investigate the IL-12 protein in the tumor over time post-injection. As shown in the figure below (left), we observed that levels of the p70 subunit of IL-12 remained higher for 48 hours following administration of exoIL-12 as compared to rIL-12. This superior tumor retention translated to prolonged activity of exoIL-12 in the tumor, as measured by IFNg production, as shown in the figure below (right).

exoIL-12 shows superior tumor retention and prolonged IFNg production vs rIL-12

As shown in the figures above, intra-tumoral administration of exoIL-12 showed superior tumor retention (left) and prolonged T cell activation as measured by IFNg production (right). B16F10 tumor bearing mice were injected with either recombinant IL-12 or exoIL-12 (100 ng) and tumor tissue was collected at indicated time points and following administration. Levels of rIL-12 or IFNg were evaluated and plotted (n=3).

In this study, we also observed that prolonged induction of IFNg in the tumor was associated with increases in levels of certain chemokines, including CXCL-9 and CXCL-10, which are essential for recruiting T cells to the tumor and inducing PD-L1 expression, which can convert a cold, poorly inflamed tumor into an inflamed, hot tumor.

We also assessed the generation of systemic immunity against the B16F10 tumor, as measured post-study in the splenic lymphocyte pool, and observed that exoIL-12 elicited a systemic immunity of greater magnitude than free IL-12 at identical doses as shown below.

Improved systemic tumor antigen-specific immune

response with exoIL-12

As shown in the figure above, exoIL-12 improved systemic tumor antigen specific immune response. Systemic antigen specific T cell response to B16F10 tumor antigen associated epitopes was observed in the spleen as measured by IFNg producing CD8+ T cell response by ELISPOT analysis (n=5).

exoIL-12 clinical development plan

We are planning to conduct a Phase 1/2 clinical trial of exoIL-12 in patients with malignancies amenable to intratumoral dosing including melanoma, breast, and head and neck cancer to investigate safety and tolerability. We plan to biopsy the tumors of eligible patients in order to generate data on tumor retained levels of IL-12 and sustained IFNg production, as well as to generate a library of biomarker data to facilitate establishing a dose for expansion cohorts. We expect to investigate exoIL-12 as a monotherapy and dual therapy with checkpoint inhibitors. We plan to file our IND or CTA in the second half of 2020.

engEx based approach to targeting T cells in autoimmune disease

We are exploring ways to broaden the application of our engEx Platform to address immune inactivation and tolerance induction, leveraging the ability of our engineered exosomes to target and modify the functions of T cells. We believe our engEx exosomes can provoke dampening of autoimmune signals by inactivating the antigen specific T cells or providing a cytokine microenvironment that dampens the immune response against self-antigens.

Recent studies suggest that several autoimmune disorders, including celiac disease, Graves’ disease and neuromyelitis optica, are driven by specific antigens. Furthermore, patients receiving protein substitution therapies due to monogenic disorders, such as hemophilia A and B, or lysosomal storage disorders, such as Fabry disease, Gaucher disease, Pompe disease and Hunter syndrome, are often compromised by the development of anti-drug antibodies that can have a severe impact on treatment efficacy and prognosis.

Various monoclonal antibodies targeting CD3 antibodies have been tested in clinical trials in autoimmune disease patients. Though there were early signs of potential clinical activity in Type 1 diabetes and multiple sclerosis patients, further clinical development has been halted due to side effects such as systemic cytokine release. We believe that anti-CD3 antibodies when attached to our engEx exosomes, which we refer to as exoCD-3, could engage the T cell receptor locally and potentially have a more favorable therapeutic index. We are advancing exoCD-3 as a discovery-stage program.

By taking advantage of the exosome surface display to activate or block T cell signaling, we are evaluating multiple immune modulatory molecules for the ability to engage cognate receptors on the T cells and inhibit T cell activation for the treatment of autoimmune diseases.

Monocytes and macrophages

engEx exosomes targeting macrophage driven diseases

We believe that our engEx Platform has the potential to generate engineered exosomes targeting macrophages for the treatment of a wide range of disorders, including cancer, fibrotic diseases and other diseases. This wide array of therapeutic opportunities reflects the pivotal role that monocytes and macrophages play in human health and disease. We are initially focusing on cancer, fibrotic diseases, autoimmune disease and infectious disease.

Various hematological malignancies are caused by dysregulated myeloid cells, including monocytes and macrophages. In certain myeloid-derived cancers, transcriptional and gene signaling networks play validated roles in cancer initiation and progression. In collaboration with Jazz, we are developing engEx exosomes for use in silencing several genes, including NRAS and STAT3, which may drive hematological malignancies. Several small-molecule approaches to targeting STAT3 have been employed but have generally failed due to suboptimal potency and poor pharmacokinetic properties. Due to the cell-specific targeting and uptake of our engEx exosomes, we believe we can address some of the limitations of other approaches currently being investigated to drug these pathways in hematological malignancies.

In addition we are targeting tissue-resident macrophages which play important roles in regulating local and systemic immune responses by secreting substances that can, among other roles, trigger inflammatory responses and facilitate recruitment of more immune cells. Inflammatory macrophages are often categorized as M1. Alternatively, immune suppressive macrophages that protect and support tissue and cell growth are often categorized as M2. We are pursuing strategies to use our engEx Platform to create exosome therapeutics with selective effects on polarizing M2 macrophages to treat diseases like cancer and fibrosis, by “repolarizing” the aberrant macrophages in the context of these diseases. Our ability to precisely engineer various biologically active molecules onto the exosome surface or inside the exosome lumen allows us to generate engEx exosomes that engage pathways that repolarize macrophages to potentially treat human disease.

M2 polarized macrophages can effectively suppress T cell proliferation and effector function and promote tumor growth. We are exploring reversion of M2 macrophages back to an M1 phenotype in order to suppress tumor growth. Prior antibody-based approaches to depleting M2 macrophages have shown limited success in clinic trials due to a narrow therapeutic window and lack of specificity due to targeting all macrophages and not just the aberrant M2 macrophages as intended. Such wholesale depletion of macrophages would be expected to result in increased infection risk and other safety concerns. Our engEx Platform potentially allows us to more selectively target the M2 macrophages due to natural exosome tropism for macrophages and to rebalance the macrophage population towards the desired M1 phenotype. This capability is supported by our studies in vitro where we observed the ability of engEx exosomes to repolarize macrophages, resulting in the production of the desired spectrum of inflammatory cytokines needed for anti-tumor immune responses.

In addition to the immune suppression induced in the tumor microenvironment, M2 polarized macrophages secrete large amounts of transforming growth factor beta, or TGFß, an important cytokine involved in cellular signaling, which induces fibroblast accumulation leading to collagen deposition and tissue remodeling, ultimately resulting in tissue fibrosis. Reprogramming these M2 macrophages to reduce TGFß production by targeting key signaling molecules has been shown to have beneficial activity in preclinical models of lung fibrosis. Several small molecule approaches have been employed, but the lack of specificity of inhibition only within the aberrant M2 macrophages has prevented this approach to treatment from being viable. Our ability to selectively target key pathways in M2 macrophages predominantly suggests a significant opportunity to target cellular pathways in lung and other tissue fibrosis syndromes.

Macrophage-targeting engEx exosomes and preclinical data

Our first wave of macrophage targeting engEx exosomes employ exogenous loading with ASOs and focus on a series of well validated macrophage targets, which are currently undruggable with existing modalities or lack specificity for the relevant cell types, such as M2 macrophages.

In preclinical studies, we observed that engEx exosomes loaded with an ASO, or exoASOs, preferentially accumulated in polarized M2 macrophages compared to free ASO. This uptake was most pronounced in the M2 polarized macrophages. Using exoASOs, we observed that we were able to silence multiple key signaling molecules involved in M2 to M1 repolarization in primary human macrophages. Notably, we observed that the exoASO treatment resulted in significant downregulation of key M2 markers such as CD163 and TGFß expression and production of cytokines associated with M1 polarization such as TNFa, as compared to free ASO. These results suggest that we have reprogrammed the immunosuppressive M2 macrophages to M1 phenotype in vitro.

Superior uptake of exoASO by human primary M2 polarized macrophages

As shown above, the exoASO demonstrated superior uptake in M2 polarized macrophages in a preclinical model. Primary human monocytes were polarized to M2 macrophages and incubated with Cy5 labelled free ASO or exoASO. The uptake was monitored by Cy5 fluorescence intensity over the indicated time period. exoASO showed significantly better uptake (*p<0.05 one-way ANOVA).

The figure below summarizes examples of target genes silencing by representative exoASO compared to free ASOs in M2 polarized human macrophages. As emphasized in the figure, across multiple different gene targets, exoASOs were observed to provide consistently more potent knockdown than free ASO. The superior target gene knockdown resulted in silencing of key M2 markers such as CD163 and TGFß and increased production of M1 cytokines such as TNFa. These results demonstrate functional reprogramming of the macrophage phenotype.

Target gene silencing in primary human macrophages

with exoASO is more potent than optimized ASO

As shown above, the exoASO demonstrated improved potency in target gene silencing in a preclinical model. Primary human monocytes were polarized to M2 macrophages and incubated with control ASO or targeting specified genes. The target gene KD was monitored at 48 hours post incubation. ExoASO showed improved target gene knock down (*p<0.05 one-way ANOVA).

B cells

Our engEx Platform also allows us to target both the surface and intracellular pathways in B cells, which are an important immunological cell type implicated in a host of human disorders. In preclinical studies of exoCD40L, our engineered exosomes expressing a potent immune stimulatory molecule, CD40L, we observed selective uptake and activation of B cells, while suppressing uptake by monocytes. This data suggests we may be able to selectively target B cell-mediated cancers, infectious diseases harbored in B cells, B cell associated autoimmune diseases and hematological disorders, as well as develop vaccines that elicit an antigen-specific humoral immune response.

exoCD40L—Therapeutic opportunity with selective B cell targeting exosomes

The TNF superfamily member CD40 ligand, or CD40L, is a membrane protein that plays a critical role in adaptive immunity. It is transiently expressed on B cells and APCs and induces signaling by engaging its receptor, CD40. Detailed crystallographic and functional analysis has demonstrated that CD40L, like other TNF family members, transduces CD40-mediated signals through the membrane as a functional trimer. exoCD40L is engineered to express PTGFRN fused to a trimer of CD40L. Other closely related members of the TNF superfamily require similar membrane presentation as functional trimers for biological activity. Our ability to create engEx exosomes with functional TNF family receptors is expected to improve potency of other members of this family. We believe that this improved activity may enable us to use our engEx Platform to develop engEx exosomes to target infectious diseases harbored in B cells, as well as B cell associated autoimmune disease. Furthermore, we have observed favorable biodistribution of exoCD40L to the bone marrow and spleen, which we believe may allow us to target hematological disorders of the B cells. In addition, targeting B cells may enable us to utilize our exoVACC approach to facilitate antigen specific humoral immune response.

As illustrated in the figures below, data from in vitro studies demonstrates the ability to target and activate B cells using exoCD40L. B cells do not normally take up exosomes, but when CD40L is surface engineered onto an exosome, the internalization of exosomes into B cells occurs in an exosome dose dependent fashion. In addition,

exoCD40L was more potent (approximately 15 fold) at activating B cells, as evidenced by expression of CD69, compared to the recombinant CD40L, or rhCD40L.

B Cells	B cell activation by exoCD40L is superior to rhCD40L

As shown in the figure, exoCD40L induced a shift in cellular uptake from macrophages to B cells compared to exosomes without CD40L engineered to the surface. In the absence of surface-engineered CD40L, cellular uptake of exosomes is preferentially to macrophages. With the addition of CD40L to the exosome surface, uptake is shifted to B cells.	As shown in the figure, exoCD40L induced superior B cell activation in a dose dependent manner in a preclinical model. The potency of rhCD40L and exoCD40L was compared in
PBMC assay. B cell activation was monitored using CD69 activation. exoCD40L showed 15-fold better activity as compared to rhCD40L. Similar results were observed across multiple donors (n=4).

Intellectual property

We believe that the diversity of our intellectual property is a critical asset that may provide important strategic and competitive advantages. We strive to protect the proprietary inventions, improvements, and technology that are important for our commercial activity including seeking and maintaining domestic and international patent rights whether from our own inventions or licensed from our collaborators or other partners. We also rely on extensive know-how, trade secrets, and other intellectual property that are critical to our success. Our policy is to seek domestic and international patent protection for new inventions and improvements or, where deemed appropriate, maintain certain inventions and improvements as trade secrets. Our intellectual property estate covers technologies related to our platform, manufacturing methods, analytical methods, product candidates, pharmaceutical compositions, methods of treating patients, and other core technologies and improvements.

We plan to continue to expand our intellectual property estate by filing provisional and non-provisional patent applications related to product candidates, platform advances, manufacturing methods, and other inventions and technologies. Our success will depend, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce any patents that we may obtain or otherwise control, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

In addition to filing and prosecuting patent applications in the United States, we often file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including but not limited to Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, and South Africa.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date for a non-provisional patent application to which priority is claimed. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date for a non-provisional patent application to which priority is claimed. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

We believe that we have a strong global intellectual property position including issued and pending patents in many global jurisdictions, as well as broad know-how and trade secrets all directed to product candidates, platform technologies, manufacturing and other critical technologies. As of March 1, 2019, our patent portfolio consists of 16 patent families, including eight owned issued patents (five owned issued patents in the United States) and four in-licensed issued patents (one in-licensed issued patent in the United States); 13 owned or in-licensed pending applications in the United States, and 62 owned or in-licensed pending applications in jurisdictions outside of the United States (including active Patent Cooperation Treaty, or PCT, applications). Our objective is to continue to expand our portfolio of patents and patent applications in order to protect our product candidates and certain aspects of our exosome platform, product candidates, and manufacturing processes. Examples of the product candidates and technology areas covered by our intellectual property portfolio are described below.

engEx product candidate intellectual property

The engEx product candidate patent rights in our intellectual property portfolio relate to engineered therapeutic exosome compositions and methods of using the same to treat or ameliorate various diseases and conditions. The product candidate patent applications for our lead programs include those described below. The product candidate patent applications described below are owned by us unless indicated otherwise:

Exosomes containing STING agonists (exoSTING)

This aspect of our patent portfolio relates to our exoSTING product candidate and includes four United States provisional patent applications with claims directed to exosomes that over-express PTGFRN and are loaded with small molecule agonists of the STING pathway, as well as methods of making and using such exosomes to induce anti-tumor immune responses or to prevent metastasis.

We expect the patent applications in this family, if issued, to expire in 2039, excluding any patent term adjustments or extensions.

Exosomes expressing therapeutic immuno-oncology molecules

This aspect of our patent portfolio consists of one pending PCT application with claims directed to exosomes decorated and/or loaded with proteins that induce or suppress immunological signaling in the context of cancer and infectious diseases. Specifically, dependent claims are directed to exosomes decorated and/or loaded with immunological ligands selected from, for example, IL-12, IL-2, IL-7, IL-15, 4-1BBL, OX40L, CD40L, CD28, CD80, TRAIL, LIGHT, or FLT3, or antibody or antigen-binding fragments that agonize or antagonize the endogenous receptors of these ligands.

We expect the patent applications in this family, if issued, to expire in 2037, excluding any patent term adjustments or extensions.

Exosomes containing inhibitory nucleic acids targeting macrophage polarization genes in tumor-resident myeloid cells

This aspect of our patent portfolio consists of one pending PCT patent application with claims directed to exosomes containing inhibitory nucleic acids, such as siRNAs and ASOs, that recognize several transcripts in myeloid cells associated with the tumor microenvironment, as well as claims directed to methods of using such exosomes to treat diseases such as cancer.

We expect any patents in this family, if issued, to expire in 2039, excluding any patent term adjustments or extensions.

Additional intellectual property for potential product candidates

Exosomes expressing CD47 and comprising an siRNA targeting KRAS G12D

We exclusively licensed one PCT patent application from MDACC, claiming the use of exosomes loaded with therapeutic siRNAs, especially targeting oncogenic KRAS G12D, and decorated on the surface with CD47, a protein that prevents exosome clearance by phagocytic immune cells. National phase applications stemming from this PCT application are pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Israel, Japan, Mexico, New Zealand, South Africa, South Korea, and the United States.

We expect any patents in this family, if issued, to expire in 2036, excluding any patent term adjustments or extensions.

We have additional aspects of our patent portfolio that may relate to current and/or future therapeutic product applications depending on the scope of any claims that may ultimately issue. These additional candidates are generally directed to delivering inhibitory molecules to many cell types, primarily cancer cells and tumor-associated myeloid cells for the treatment of cancer and other diseases. We expect the patent applications in this family, if issued, to expire between 2027 and 2038, excluding any patent term adjustments or extensions.

engEx Platform-related intellectual property

In addition to the engEx product candidate and potential product candidate intellectual property listed above, our intellectual property estate also contains trade secrets, knowhow, and patent applications related to our engEx Platform. All the platform-related intellectual property listed below is owned by us.

∎	Methods of transferring genetic information in exosomes;

∎	Methods of preparing exosomes by removing endogenous cargo and loading with exogenous cargo;

∎	Novel transmembrane exosome proteins, including PTGFRN, for use in generating engineered exosomes;

∎	Novel luminal exosome proteins for use in generating engineered exosomes;

∎	Methods of loading exosomes ex vivo; and

∎	Methods of administering exosomes to treat diseases.

Our platform technologies, and the related intellectual property estate, are broadly applicable to our product candidates. These platform technologies are in some cases critical to provide the therapeutic efficacy of our product candidates, and thus we believe that we are well-positioned to make and provide therapeutic exosomes for commercial applications.

Manufacturing and analytical intellectual property

Another aspect of our intellectual property estate relates to methods of making, purifying, and characterizing exosomes. The manufacturing and analytical intellectual property is central to commercialization of exosome therapeutics, and consists of patent applications, know-how, and trade secrets. All the manufacturing and analytical intellectual property listed below was wholly developed and is owned by us.

∎	Methods of measuring and tracking exosomes by measuring an intrinsic fluorescence signature;

∎	Methods of cell culture for optimized exosome yield and purity;

∎	Methods of scalable exosome purification; and

∎	Label-free methods of tracking and titering exosome populations.

Our manufacturing and analytical intellectual property, including know-how, patent applications, and trade secrets, are broadly applicable to the potential commercial success of our product candidates. Methods of making exosomes in a scalable and reproducible way is a challenge in the field. Furthermore, the ability to accurately and precisely measure the characteristics and purity of exosomes has not been well-described in the field. We believe that our early investment in manufacturing and analytical capabilities provides an important competitive advantage.

Diagnostic intellectual property

Another aspect of our intellectual property estate relates to diagnostic uses of exosomes. All the diagnostic intellectual property that we control was obtained under an exclusive license agreement with MDACC.

The diagnostic patents and patent applications include two patent families related to the diagnostic use of exosomes, which we licensed from MDACC, as mentioned above. One patent family relates to measuring the presence and/or amounts of miRNAs and miRNA processing activity. This family consists of one PCT application and National Phase applications filed in Australia, Brazil, Canada, China, Europe, Israel, Japan, South Korea, Mexico, Russia, Thailand, the United States, and Hong Kong, with an issued patent in Russia. We expect any patents in this family, if issued, to expire in 2034, excluding any patent term adjustments or extensions.

The second diagnostic patent family relates to surface proteins and genomic DNA in or associated with cancer-derived exosomes and diagnosing a patient with having cancer if a specific exosome population is detected. This family consists of one PCT application and National Phase applications filed in Australia, Canada, Europe, Japan, New Zealand, South Africa, and the United States, with one issued patent in South Africa, and one issued patent in the United States. We expect any patents in this family, if issued, to expire in 2034, excluding any patent term adjustments or extensions.

Trade secrets

We may also rely, in some circumstances, on trade secrets to protect our technology and aspects of our platform. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section entitled “Risk Factors”.

Licenses

MDACC

In November 2015, we entered into an exclusive license with MDACC on behalf of itself and Beth Israel Deaconess Medical Center, or BID, that grants us an exclusive, worldwide, sublicensable license under patent rights comprising three patent families, an exclusive, worldwide, sublicensable license under MDACC’s rights in related know-how, and a non-exclusive, worldwide, sublicensable license under BID’s rights in related know-how, in each case to research, develop, make and commercialize products and processes covered by such patent rights in all therapeutic, prophylactic, or diagnostic uses, or the MDACC License. At the same time we also entered into a sponsored research agreement with MDACC, or SRA. The MDACC License also includes an option for us to exclusively negotiate with MDACC for a license to certain improvement technologies related to the licensed subject matter, and included funding from Codiak to sponsor research at MDACC. The Term of the MDACC License was amended in April 2018 and the Term of the SRA was amended in February 2017 and April 2018. As of March 1, 2019, the patent portfolio licensed from MDACC consists of two issued U.S. and foreign patents, and 39 pending U.S. and foreign patent applications. We expect these MDACC-licensed patent applications, if issued, to expire between 2034 and 2036, without taking into account any patent term adjustments or extensions that may be obtained.

The patent rights licensed to us under the MDACC License are directed, in part, to diagnostic uses of exosomes for early cancer detection and compositions of therapeutic exosomes for use in treating cancer, specifically cancers characterized by overexpression of mutant KRAS G12D. We have certain diligence obligations under the MDACC License, which include using commercially reasonable efforts to develop and commercialize any products under the patents and achieving certain milestones as further described in the MDACC License.

MDACC and BID have the right with respect to all three patent families licensed to us to practice the patent rights licensed under the agreement for research, teaching, patient care and educational purposes.

As partial consideration for the license, we issued 5,000,000 shares of our Class A common stock and one share of our Class F common stock as an upfront payment to MDACC. The Class F common stock converted into 770,000 shares of Class A common stock upon the closing of our Series B preferred stock financing on January 21, 2016.

The collective 5,770,000 shares of Class A common stock converted into 5,770,000 shares of our common stock on November 17, 2017. In addition under the SRA, until February 2021, we are required to pay fixed tiered quarterly cash payments and quarterly issuances of our Series A and B redeemable convertible preferred stock. We are obligated to pay to MDACC low single-digit royalties based on annual net sales by us, our affiliates and our sublicensees of licensed products and licensed services that are covered by a valid claim of the licensed patent rights at the time and in the country of sale. On a country-by-country basis, upon expiration of the last valid claim of the licensed patent rights covering such licensed product or licensed service in such country, our license has reduced royalty rates with respect to such country. Based on the progress we make in the advancement of products covered by the licensed patent rights, we are required to make aggregate milestone payments of up to $11.9 million upon the achievement of specified preclinical, clinical and regulatory milestones. Furthermore, we are obligated to make a one-time payment to MDACC of amounts ranging from $20.0 million to $150.0 million, if by November 12, 2019, we are acquired or we close an equity financing, which includes this offering, and the price per share in such acquisition or equity financing (defined as the average of the closing sale prices for our common stock for the 30 consecutive trading days immediately preceding the closing), is equal to or in excess of the agreed upon price triggers equating to company valuations of approximately $1.4 billion to $5.8 billion. If these payments were to be triggered, we may elect, at our sole discretion, to make such payments in cash or by the issuance of our common stock. Further, all amounts due to MDACC for royalties, milestones, and sublicensing consideration will be credited against any such payments that become due.

Under the MDACC License, while MDACC controls the prosecution and maintenance of the patent rights licensed to us, we have the right to review such prosecution and maintenance and MDACC is required to instruct its counsel to accept our comments on such prosecution. We may terminate the license for convenience upon 180 days prior written notice to MDACC. The license automatically terminates upon our bankruptcy, if we challenge the validity or enforceability of any of the licensed patent rights, or our failure to make a number of payments in a timely manner over a specified period of time. Additionally, MDACC may terminate the license for our breach subject to certain specified cure periods.

Kayla Therapeutics

In November 2018, we entered into a license agreement with Kayla Therapeutics S.A.S., or Kayla, pursuant to which we obtained a worldwide, sublicensable license under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses. The foregoing license is co-exclusive with Kayla, but Kayla’s retained rights are subject to certain restrictions.

During the first 6 years following the effective date of the license agreement, Kayla and its affiliates may not research, develop, manufacture or commercialize anywhere in the world any product containing a small molecule STING agonist and an exosome. In addition, Kayla may not itself, or grant a license to any third party under the licensed patent rights to, develop, manufacture or commercialize anywhere in the world a product containing certain STING compounds for therapeutic or veterinary purpose.

As of March 1, 2019, the patent portfolio licensed from Kayla consists of one U.S. patent and four worldwide pending applications. The patent rights licensed to us under the patent and patent application relate to certain modified cyclic dinucleotides compositions of matter.

We have certain diligence obligations under the license agreement, which include using commercially reasonable efforts to develop and commercialize products under the licensed patent rights, including using commercially reasonable efforts to apply for and obtain a U.S. Investigational New Drug Application on or before June 30, 2020 and to initiate a cohort extension of a Phase 1/2 trial thereafter.

As partial consideration for the license, we paid Kayla an up-front payment of $6.5 million and issued to Kayla 924,068 shares of common stock. We are obligated to pay to Kayla tiered royalties ranging from low single-digits to mid single-digits based on annual net sales by us, our affiliates and our sublicensees of licensed products. The royalty term is determined on a product-by-product and country-by-country basis and continues until the later of (i) the expiration of the last valid claim of the licensed patent rights that covers such product in such country, (ii) the loss or expiration of any period of marketing exclusivity for such product in such country, or (iii) ten years after the first commercial sale of such product in such country; provided that if the royalty is payable when no valid claim covers a given product in a given country, the royalty rate for sales of such product in such country is decreased.

Based on the progress we make in the advancement of licensed products, we are required to make aggregate milestone payments of up to $100.0 million in cash payments and up to $13.0 million payable in shares of our common stock upon the achievement of specified clinical and regulatory milestones. In addition, we are required to pay to Kayla a percentage of the payments that we receive from sublicensees of the rights licensed to us by Kayla. This percentage varies from single digits to low double digits.

Following the first dosing of a licensed product in a pivotal trial and payment of the related milestone, we will have the right to prosecute any patents we own or control that claim the composition of matter of a licensed product and any patents that Kayla has not licensed to a third party for the development of products containing certain STING compounds. We will have the right to enforce any patents we own when we have no other patents covering composition of matter of a licensed product and any patents that Kayla has not licensed to a third party for the development of products containing certain STING compounds.

Unless terminated earlier, the term of the license agreement will continue on a country-by-country basis and licensed product-by-licensed product basis, upon the expiration of the royalty term for such licensed product. We may terminate the license agreement on a licensed compound-by-licensed compound basis and on a region-by region basis for any reason upon 30 days prior written notice to Kayla. We or Kayla may terminate the license agreement for the other’s material breach that remains uncured for 60 days after receiving notice thereof.

Jazz Pharmaceuticals

In January 2019, we entered into a Collaboration and License Agreement with Jazz focused on the research, development and commercialization of exosome therapeutics to treat cancer. Pursuant to the agreement, we granted Jazz an exclusive, worldwide, royalty-bearing license to develop, manufacture and commercialize therapeutic candidates directed at up to five targets to be developed using our engEx precision engineering platform for exosome therapeutics. The targets, which include NRAS and STAT3, are oncogenes that have been validated in hematological malignancies and solid tumors but generally have been undruggable with current modalities.

Under the terms of the agreement, we are responsible for the execution of pre-clinical and early clinical development of therapeutic candidates directed at all five targets through the initial Phase 1 or Phase 1/2 trials. We are responsible for the development costs up to and including IND acceptance and, utilizing payments made to us by Jazz upon the acceptance of the IND, a portion of the development costs for the first Phase 1 or Phase 1/2 clinical trial for each of the first two therapeutic candidates to commence clinical trials. Following the conclusion of the applicable first clinical trial for the first two programs, and for the remaining three programs, Jazz will be responsible for future development, including all clinical trials, potential regulatory submissions and commercialization for each product at its sole cost and expense. We have the option to participate in co-commercialization and cost/profit-sharing in the U.S. and Canada on up to two products, in which case, with respect to such products in the U.S. and Canada, the parties shall split equally most of the remaining development costs and shall split equally the net profits or losses in the US and Canada, with Codiak to receive milestones and royalties for sales in other parts of the world. In the event that we do not exercise our option, we receive milestones and royalties based upon sales worldwide.

As part of the agreement, Jazz paid us an upfront payment of $56.0 million. We are eligible to receive up to $20.0 million in preclinical development milestone payments across all five programs. We are also eligible to receive milestone payments totaling up to $200.0 million per target based on IND application acceptance, clinical and regulatory milestones, including approvals in the U.S., European Union and Japan, and sales milestones. We are also eligible to receive tiered royalties on net sales of each approved product, with percentages ranging from mid-single digits in the lowest tier to high teens in the highest tier. The milestone and royalty payments are each subject to reduction under certain specified conditions set forth in the agreement.

Either party can terminate the agreement with respect to a region and a target upon the other party’s material breach, subject to specified notice and cure provisions. Jazz also has the right to terminate the agreement in its entirety or in part (with respect to a particular collaboration target, research program, licensed compound or product, region or, in some cases, country) for convenience at any time upon 180 days’ written notice or for safety reasons immediately upon notice.

Absent early termination, the term of the agreement will continue on a country-by-country basis and licensed product-by-licensed product basis, until the expiration of the royalty payment obligations for the country and the licensed product.

Competition

The biotechnology and pharmaceutical industries, including in the exosome therapeutics area, are characterized by rapid growth, a dynamic landscape of competitive product candidates, and a strong reliance on intellectual property. While we believe that our engineered exosome platform, manufacturing capabilities, and product candidates, all coupled with our resources and industry expertise give us a competitive advantage in the field, we face competition from a variety of institutions. Our competitors include larger pharmaceutical companies, specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions.

There are several companies that are currently developing exosome-based therapeutics for use in a variety of indications, from cancer to rare disease, to regenerative medicine. Broadly, exosome therapeutics can be segregated into two groups: (a) unmodified cell-derived exosomes and (b) engineered and ex vivo modified exosomes.

Unmodified cell-derived exosomes rely on intrinsic therapeutic activity of cargo in exosomes collected from a specific producer cell type. Typically, these producer cells are stem cells or other precursor cells, and the exosomes are generally used in regenerative medicine, immuno-suppression, and central nervous system modulation. The mechanism of action for these exosomes is poorly understood, and may rely on one or more cargo types including miRNAs, mRNAs, and/or surface proteins. Although none of our engEx product candidates rely on unmodified exosomes isolated from producer cells, there is potential competition in the application and uses of our product candidates with those based on unmodified exosomes. Competitors using unmodified cell-derived exosomes include: ArunA Biomedical, Inc., Capricor Therapeutics, Inc. and ReNeuron Group plc.

All of our planned and anticipated engEx product candidates use exosomes that are produced from modified cells and/or are loaded ex vivo with various biologically active molecules. We believe this gives our engineered exosomes desired properties such as predictable pharmacology, defined mechanism of action, reproducible activity and a defined analytical profile. Competitors using engineered and ex vivo modified exosomes plan to use their candidates in numerous therapeutic applications, some of which may directly compete with our engEx product candidates and early programs. Competing therapeutic applications include cancer, metabolic diseases, various rare diseases, central nervous system disorders, diseases of the immune system and infectious diseases. Competitors using engineered and ex vivo loaded exosomes include ArunA Biomedical, Inc., AstraZeneca, plc, Evox Therapeutics Ltd., and PureTech Health plc. Several small-scale clinical studies using unmodified cell-derived exosomes have been initiated, often led by academic investigators for a variety of indications including cancer, immune diseases, and stroke.

We also face competition outside of the exosome therapeutics field, including from some of the largest pharmaceutical companies, and other similarly-positioned specialty biotechnology companies. Our two lead engEx product candidates, exoSTING and exoIL-12, face competition from numerous companies.

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In the STING agonist space: Aduro Biotech, Inc. and Novartis International AG; Bristol-Myers Squibb Company; Merck & Co., Inc.; Nimbus Therapeutics, Inc.; GlaxoSmithKline plc; Spring Bank Pharmaceuticals, Inc.; Synlogic, Inc.; Mavupharma, Inc. and others.

Both Merck & Co., Inc., and Aduro Biotech, Inc. in collaboration with Novartis International AG have initiated clinical trials using small molecule STING agonists in cancer patients, and several competitors are poised to enter the clinic before our initial clinical trials are planned to commence in the first half of 2020. Additionally, there are several STING agonist programs that have been described in the literature that are owned or being developed by academic institutions that may enter the clinic before our clinical trials commence.

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In the IL-12 space: Celsion Corporation; Eli Lilly and Company; MedImmune, LLC (acquired by AstraZeneca plc) and Inovio Pharmaceuticals, Inc.; Moderna, Inc.; Neumedicines, Inc.; OncoSec Medical Incorporated; Rubius Therapeutics, Inc.; Torque Therapeutics; Ziopharm Oncology, Inc.; and others.

The IL-12 programs from Ziopharm Oncology, Inc., OncoSec Medical Incorporated, Neumedicines Inc., Celsion Corporation, and MedImmune, LLC (acquired by AstraZeneca plc) are currently being used in clinical trials, and several competitors are poised to enter the clinic before our initial clinical trials are planned to commence in the second half of 2020.

We also face competition related to the therapeutic areas and biologically active molecules we plan to engineer and/or load into our exosome therapeutics. As described above, our engEx Platform is amenable to creating exosomes capable of delivering and/or displaying numerous classes of biologically active molecules. For each of these therapeutic areas and molecule classes we face competition from numerous large pharmaceutical companies and similarly-positioned specialty biotechnology companies.

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In the inhibitory nucleic acid space: Alnylam Pharmaceuticals, Inc., Ionis Pharmaceuticals, Inc., Dicerna Pharmaceuticals, Inc., Arrowhead Pharmaceuticals, Inc., F. Hoffman-La Roche AG, or Roche, and others.

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In the immuno-oncology space: Novartis International AG, Gilead Sciences, Inc., Celgene Corporation, Amgen Inc., Roche, Johnson & Johnson, Pfizer Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Merck & Co., Inc., and others.

∎	In the gene editing space: CRISPR Therapeutics AG, Editas Medicine, Inc., Intellia Therapeutics, Inc., Sangamo Therapeutics, Inc., and others.

∎	In the gene therapy space: BioMarin Pharmaceutical Inc., uniQure NV, bluebird bio, Inc., GlaxoSmithKline plc, Spark Therapeutics, Inc., Solid Biosciences, Inc., Voyager Therapeutics, Inc., and others.

In addition, many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, and availability of reimbursement.

If our current programs are approved for the indications for which we are currently planning clinical trials, they may compete with other products currently under development. Competition with other related products currently under development may include competition for clinical trial sites, patient recruitment, and product sales.

Government regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our product candidates and any future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. biological product development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval or license revocation, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates and any future product candidates must be approved by the FDA through a Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:

∎	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

∎	Submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

∎	Approval by an institutional review board, or IRB, at each clinical trial site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

∎	Submission to the FDA of a BLA;

∎	A determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

∎	Potential FDA audit of the clinical trial sites that generated the data in support of the BLA; and

∎	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates and any future product candidates will be granted on a timely basis, or at all.

Preclinical studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate.

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Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for physician labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

FDA review process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation for a biologic must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a biologic can request the FDA to designate the product for fast track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product. If the FDA determines that the conditions of approval are not being met, the FDA can withdraw its accelerated approval for such drug or biologic.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the biologic for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-marketing requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as ‘‘off-label use’’) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. Prescription drug and biologic promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including recall.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of our product candidates and any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments. The Hatch Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one half the time between the effective date of an IND and the submission date of a

BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biologic is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent.

The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials.

Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA issued ‘‘Written Request’’ for such a trial.

U.S. coverage and reimbursement

Successful commercialization of pharmaceutical products depends on the availability of adequate coverage and reimbursement from third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance.

Government authorities and other third-party payors decide which products and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

∎	a covered benefit under its health plan;

∎	safe, effective and medically necessary;

∎	appropriate for the specific patient;

∎	cost-effective; and

∎	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for pharmaceutical products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require a manufacturer to provide to each payor supporting scientific, clinical and cost effectiveness data for the use of the product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement from third-party payors will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new products will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Even if coverage for a given product is obtained, the resulting reimbursement payment rates might not be adequate to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use certain pharmaceutical products. Patients are unlikely to use a product unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of the product. Because novel pharmaceutical products may have a higher cost of goods than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved pharmaceutical products and, as a result, they may not cover or provide adequate payment for some products. There has been increasing legislative and enforcement interest in the United States with respect to specialty pharmaceutical pricing practices. Manufacturers are experiencing pricing pressures in connection with the sale of pharmaceutical products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

U.S. healthcare reform

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the current administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress as part of the Tax Cuts and Jobs

Act of 2017 Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. These reductions will remain in effect through 2027 unless additional Congressional action is taken.

Further, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains additional drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. The Trump administration also released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and on January 31, 2019, the Department of Health and Human Services Office of Inspector General proposed modifications to the federal Anti-Kickback Statute discount safe harbors for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. While some of these and other proposed measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a prescription drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

U.S. healthcare laws

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies conduct research, sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The federal and state healthcare laws and regulations laws that may affect a manufacturer’s ability to operate include, but are not limited to:

∎

the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. “Remuneration” has been interpreted broadly to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other;

∎

federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

∎

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

∎

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

∎

the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

∎

analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws that require the registration of pharmaceutical sales and medical representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Efforts to ensure that business arrangements comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a manufacturer’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a manufacturer, and the manufacturer is not successful in defending itself or asserting its rights, those actions could have a significant impact on the manufacturer’s business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, as well as additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations.

European Union drug development

In the European Union, or EU, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical trial authorization, simplifying adverse event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical.

European Union drug marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Union drug review and approval

In the European Economic Area, or EEA, which is comprised of the 28 Member States of the EU and Iceland, Liechtenstein, Norway, and medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy medicines such as gene therapy, somatic cell therapy or tissue engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure.

Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European union orphan designation and exclusivity

In the EU, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European data collection

The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive, and as of May 2018 the General Data Protection Regulation, or GDPR. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the EU to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the world regulation

For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with other regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of March 1, 2019, we had 68 full-time employees, 27 of our employees have Ph.D. or M.D. degrees and 50 of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing 19,823 square feet of laboratory and office space, which is located at 500 Technology Square, 9th Floor, Cambridge, Massachusetts 02139. The lease expires in 2021, subject to one option to extend the lease for an additional 5 years.

In addition, we lease a facility containing 18,707 square feet of clinical manufacturing, laboratory and office space, which is located at 4 Hartwell Place, Lexington, Massachusetts 02421. The lease expires in 2029, subject to two options to extend the lease, each for an additional 5 years.

We also lease a facility containing 68,258 square feet of office and laboratory space which is located at 35 CambridgePark Drive, Cambridge, Massachusetts 02140. The lease expires in 2029, subject to one option to extend the lease for 10 years.

Legal proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors, as of March 1, 2019:

NAME	AGE	POSITION
Executive officers
Douglas E. Williams, Ph.D.	60	President, Chief Executive Officer, Director
Linda C. Bain	48	Chief Financial Officer
Richard Brudnick	62	Chief Business Officer
Andrea DiFabio	50	Chief Legal Officer
Konstantin Konstantinov, Ph.D.	61	Executive Vice President of Manufacturing
Non-employee directors
Steven Gillis, Ph.D.	65	Chairman of the Board
Karen Bernstein, Ph.D.	66	Director
Charles L. Cooney, Ph.D.	74	Director
Avak Kahvejian, Ph.D.	43	Director
Eric S. Lander, Ph.D.	61	Director
Briggs W. Morrison, M.D.	59	Director
Jonathan Poole	44	Director

Executive officers

Douglas E. Williams, Ph.D. has served as our President, Chief Executive Officer and a member of our board of directors since August 2015. Dr. Williams has served on the board of directors of Ironwood Pharmaceuticals Inc. since June 2014, and Ovid Therapeutics Inc. since January 2016. In addition, he served on the board of Regulus Therapeutics Inc. from November 2012 to June 2017. From January 2011 to July 2015, Dr. Williams served as Executive Vice President, Research and Development at Biogen Inc., or Biogen, a global biotechnology company. Before joining Biogen, Dr. Williams held several senior executive positions at ZymoGenetics Inc., a biopharmaceutical company, including Chief Executive Officer and member of the board of directors from January 2009 to October 2010, President and Chief Scientific Officer from July 2007 to January 2009 and Executive Vice President, Research and Development from 2004 to July 2007. Dr. Williams received a B.S. in Biological Sciences from the University of Massachusetts Lowell and a Ph.D. in Physiology from the State University of New York at Buffalo, Roswell Park Memorial Institute Division. We believe that Dr. Williams’ extensive experience serving in executive roles in the biotechnology industry and leading the development of numerous therapeutics qualify him to serve on our board of directors.

Linda C. Bain has served as our Chief Financial Officer since December 2015. Prior to joining our company, Ms. Bain served as Chief Financial Officer of Avalanche Biotechnologies, Inc., a gene therapy company, from April 2014 to November 2015, and as Vice President of Finance and Business Operations at bluebird bio, Inc., a gene therapy biotechnology company, from October 2011 to March 2014, and as the Principal Accounting Officer from June 2013 to March 2014. Ms. Bain has served on the board of directors of Autolus Therapeutics plc since June 2018. From September 2008 to September 2011, Ms. Bain served as vice president of finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments Inc., and from May 2000 to September 2007, she held a number of positions at AstraZeneca plc. Ms. Bain received a B.S. in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa.

Richard Brudnick has served as our Chief Business Officer since August 2018. Mr. Brudnick also intends to serve on the board of directors of InflaRx N.V. beginning in May 2019. Prior to joining our company, Mr. Brudnick served as the Executive Vice President, Business Development of Bioverativ Inc., or Bioverativ, commencing in June 2016. Prior to that, Mr. Brudnick served as Biogen’s Senior Vice President of Corporate Development since 2014. Mr. Brudnick joined Biogen in 2001 and held senior positions in the areas of Portfolio Strategy & Business

Development and Corporate Development. Before joining Biogen, Mr. Brudnick was the Chief Executive Officer of a regional pharmaceutical distribution business, a co-founder of two companies and a strategy consultant at Bain & Company. Mr. Brudnick received a B.S. and M.S. in Management Science from the Massachusetts Institute of Technology, or MIT.

Andrea DiFabio has served as our Chief Legal Officer since February 2019. Prior to joining our company, Ms. DiFabio serviced as Executive Vice President and Chief Legal Officer & Corporate Secretary at Bioverativ Inc. from June 2016 through June 2018. Ms. DiFabio joined Biogen in 2006 and held various positions including serving as Chief US Counsel, Interim Compliance Officer and Senior Vice President, Chief Research and Business Development Counsel where she continued to serve before assuming the role with Bioverativ, initially a subsidiary of Biogen. Ms. DiFabio received a B.A. from Boston University and a J.D. from Northeastern University School of Law.

Konstantin Konstantinov, Ph.D. joined our company in January 2016 and has served as our Executive Vice President of Manufacturing since January 2019. Prior to joining our company, Dr. Konstantinov served as Vice President, Late Stage Development of Sanofi Genzyme since February 2007 and in various positions at Bayer HealthCare Pharmaceuticals LLC, including Head of Process Sciences, from 1993-2007. Dr. Konstantinov received his B.S and M.S. from the Technical University of Sofia, a Ph.D. in Biochemical Engineering from Osaka University in Japan and a post-doctoral assignment from DuPont and the University of Delaware.

Non-employee directors

Steven Gillis, Ph.D. has served as a member of our board of directors since November 2015. Since 2005, Dr. Gillis has been a Managing Director of ARCH Venture Partners, or ARCH, a firm that provides early stage venture capital for technology firms. In 1994, Dr. Gillis founded Corixa Corporation, a biotechnology company involved in the development of immunotherapeutics, and served as its Chief Executive Officer until its acquisition in 2005 by GlaxoSmithKline plc. From 1981 until his departure in 1994, Dr. Gillis served as Immunex Corporation’s, or Immunex’s, Director of Research and Development and Chief Scientific Officer, as well as Chief Executive Officer of Immunex’s Research and Development subsidiary. In addition to serving on the board of directors of Immunex until 1997, he has served on the board of directors of numerous public companies, including, at present, the board of directors of Homology Medicines, Inc., Pulmatrix, Inc., VBI Vaccines Inc. and Takeda Pharmaceutical Co Ltd. From 2011 to 2015 and 2012 to 2019, he served as a member of the board of directors of bluebird bio, Inc. and Shire plc, respectively. Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. He is credited as being a pioneer in the field of cytokines and cytokine receptors, directing the development of multiple marketed products including Leukine, (GM-CSF), Prokine (IL-2) and Enbrel (soluble TNF receptor-Fc fusion protein) as well as the regulatory approval of Bexxar (radiolabeled anti-CD20) and the novel vaccine adjuvant, MPL. Dr. Gillis received a B.A. from Williams College and a Ph.D. from Dartmouth College. We believe that Dr. Gillis’ extensive achievements and experience, particularly as a founder, officer, director, and investor of numerous biopharmaceutical companies, qualify him to serve as a member of our board of directors.

Karen Bernstein, Ph.D. has served as a member of our board of directors since February 2019. Dr. Bernstein co-founded BioCentury Inc., or BioCentury, a provider of clinical, regulatory and finance news for the biotechnology and pharmaceutical industries, where she served as Editor-in-Chief from its inception in August 1992 to August 2015. From September 2015 to October 2016, she served on the board of directors of Vitae Pharmaceuticals, Inc., until its acquisition by Allergan Holdco US, Inc. Dr. Bernstein continues to serve as Chairman of the board of directors of BioCentury and has sat on the board of directors of Ovid Therapeutics Inc. since September 2015 and Achaogen Inc. since July 2017. Dr. Bernstein received a B.A. in Politics and History from Brandeis University and a Ph.D. in Political Science from Stanford University. We believe that Dr. Bernstein’s extensive knowledge of the life science industry qualifies her to serve on our board of directors.

Charles L. Cooney, Ph.D. has served as a member of our board of directors since July 2017. Since 2007, Dr. Cooney has been the Robert T. Haslam Professor of Chemical and Biochemical Engineering in the Department of Chemical Engineering at MIT and since 2015 has been Professor, Emeritus. Dr. Cooney was previously the founding Faculty Director of the Deshpande Center for Technological Innovation, a center for research and development at MIT, from 2002 to 2014. Dr. Cooney serves as a member of the boards of directors of Polypore International, Inc., GreenLight

Biosciences, Inc., Biocon, Ltd. (India), Boyd Technologies, Inc., enEvolv, Inc., Levitronix LLC, Innovent Biologics, Inc., and LayerBio, Inc. He also served as a board member at Axcella Health, Inc. (formerly Pronutria Biosciences, Inc.) from February 2011 to June 2018. He received a B.S. in Chemical Engineering from the University of Pennsylvania and an M.S. and Ph.D. in Biochemical Engineering from MIT. We believe that Dr. Cooney’s extensive experience in the biotechnology field, both educational and business-oriented, qualify him to serve as a member of our board of directors.

Avak Kahvejian, Ph.D. has served as a member of our board of directors since December 2017. Since July 2011, he has served as a partner at Flagship Pioneering, which focuses on internal biotechnology innovation and venture creation. In April 2017, Dr. Kahvejian founded Cygnal Therapeutics, Inc., a biotechnology company and served as its founding President and Chief Executive Officer until January 2019. He now serves as the company’s Chief Innovation Officer. From January 2017 to December 2018, Dr. Kahvejian served as the Chief Innovation Officer of Rubius Therapeutics, Inc., a biotechnology company he co-founded in December 2014, and for which he previously served as founding President and Chief Executive Officer from December 2014 to January 2017. Dr. Kahvejian received a B.Sc. and Ph.D. in Biochemistry from McGill University. We believe that Dr. Kahvejian’s academic experience, his knowledge of the industry, and his experience as founder and Chief Executive Officer of several biotechnology companies pioneering advanced therapeutic platforms and cellular therapies qualify him to serve as a member of our board of directors.

Eric S. Lander, Ph.D. has served as a member of our board of directors since November 2015. He has also served on the board of Neon Therapeutics, Inc. since October 2015. Since 1990, Dr. Lander has served as a Professor and Associate Professor of Biology at MIT, and, since 2003, has served as a Professor of Systems Biology at Harvard Medical School. Dr. Lander has also served as the founding Director of the Eli and Edythe L. Broad Institute, a biomedical research institute formed by MIT and Harvard University. In 2001, Dr. Lander co-founded Infinity Discovery, Inc., a pharmaceutical company, and has served as a member of the board of directors from 2001 to 2016. Previously, from 2008 to 2016, he was co-chair of the United States President’s Council of Advisors on Science and Technology, a council of the nation’s leading scientists and engineers charged with providing direct advice to the President on matters of science and technology. Dr. Lander received a B.A. in Mathematics from Princeton University and a Ph.D. in Mathematics from Oxford University, which he attended as a Rhodes Scholar. We believe that Dr. Lander’s pioneering biomedical work, his scientific acumen, and expertise in the field of genomics and human genetic diseases qualify him to serve as a member of our board of directors.

Briggs W. Morrison, M.D. has served as a member of our board of directors since February 2018. He has served as the Chief Executive Officer and member of the board of directors of Syndax Pharmaceuticals, Inc. since June 2015 and July 2015, respectively. Since June 2015, Dr. Morrison has served as a managing director of MPM Capital L.P., a healthcare-focused venture capital firm. Previously, he served as Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca plc from January 2012 to June 2015, and held a number of positions at Pfizer Inc., or Pfizer, from October 2007 to January 2012, including Head, Medical Affairs, Safety and Regulatory Affairs for Pfizer’s human health business. Dr. Morrison was chairman of the board of directors of TransCelerate BioPharma Inc., an industry-funded company charged with improving aspects of clinical trials, from 2014 to 2015 and currently serves on the boards of directors of Arvinas, Inc., ImmunoMet Therapeutics, Inc. and Oncorus, Inc. He received a B.S. in Biology from Georgetown University and an M.D. from the University of Connecticut. We believe that Dr. Morrison’s regulatory and investment experience and previous service leading various biotechnology companies qualify him to serve on our board of directors.

Jonathan Poole has served as a member of our board of directors since June 2018. Since March 2018, he has served as the Chief Financial Officer of Evelo Biosciences, Inc., a biotechnology company developing monoclonal microbials as a new class of oral biologic medicines. Previously, from April 2014 to March 2018, Mr. Poole was Chief Financial Officer of Genocea Biosciences, Inc., a biotechnology company developing neoantigen cancer vaccines. From December 2006 through June 2013, Mr. Poole held a number of senior roles in finance, strategic planning and portfolio management at Shire Human Genetic Therapies, Inc., Shire plc’s rare disease division, including Senior Vice President of Finance from February 2012 to June 2013, before serving as Shire plc’s Senior Vice President of Finance from June 2013 to March 2014. Mr. Poole received a B.Sc. in Biological Sciences from Durham University in the United Kingdom and an M.B.A. from London Business School. We believe that Mr. Poole’s industry experience and expertise, including serving in senior finance roles in the biotechnology industry, qualify him to serve on our board of directors.

Composition of our board of directors

Our board of directors consists of eight members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated by-laws that will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Dr. Williams, are independent directors, including for purposes of the rules of the Nasdaq Global Select Market and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq Global Select Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Dr. Williams is not an independent director under these rules because he is an executive officer of our company.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated by-laws that will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2020 for Class I directors, 2021 for Class II directors and 2022 for Class III directors.

∎	Our Class I directors will be Douglas Williams, Avak Kahvejian and Steven Gillis;

∎	Our Class II directors will be Charles Cooney and Eric Lander; and

∎	Our Class III directors will be Briggs Morrison, Jonathan Poole and Karen Bernstein.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated by-laws that will become effective on the date the registration statement of which this prospectus is part is declared effective by the SEC will provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Steven Gillis, Ph.D. is our current chairman of the board and we plan to keep this role separated from the role of Chief Executive Officer following the completion of this offering. We believe that separating these positions allows our Chief Executive Officer to focus on setting the overall strategic direction of the company, expanding the organization to deliver on our strategy and overseeing our day-to-day business, while allowing a chairman of the board to lead the board of directors in its fundamental role of providing strategic advice. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations. Our board of directors may from time to time establish other committees.

Audit committee

Jonathan Poole, Charles Cooney and Briggs Morrison will serve on the audit committee, which will be chaired by Jonathan Poole. Our board of directors has determined that each member is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Jonathan Poole as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

∎	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

∎	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

∎	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

∎

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

∎	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

∎	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

∎

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

∎	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

∎	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

∎	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

∎	reviewing quarterly earnings releases.

Compensation committee

Steven Gillis, Karen Bernstein and Briggs Morrison will serve on the compensation committee, which will be chaired by Steven Gillis. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

∎	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our executive officers;

∎

evaluating the performance of our executive officers in light of such corporate goals and objectives and based on such evaluation: (i) determining cash compensation of our principal executive officer; and (ii) reviewing and approving grants and awards to our principal executive officer under equity-based plans;

∎

reviewing and approving or recommending to the board of directors (i) the cash compensation of our other executive officers and (ii) grants and awards to our other executive officers under equity-based plans;

∎	reviewing and establishing our overall management compensation, philosophy and policy;

∎	overseeing and administering our compensation and similar plans, including approving grants and awards to our employees and service providers under equity-based plans;

∎	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

∎	reviewing and approving our policies and procedures for the grant of equity-based awards;

∎	reviewing and recommending to the board of directors the compensation of our directors;

∎	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

∎	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

Charles Cooney, Avak Kahvejian and Eric Lander will serve on the nominating and corporate governance committee, which will be chaired by Avak Kahvejian. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

∎	developing and recommending to the board of directors criteria for board and committee membership;

∎	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

∎	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

∎	identifying individuals qualified to become members of the board of directors;

∎	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

∎	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

∎	overseeing the evaluation of our board of directors and management.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We have adopted a written code of business conduct and ethics, effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at http://www.codiakbio.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Executive compensation overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our chairman and our other executive officers identified in the 2018 Summary compensation table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock awards and stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2018 summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the years indicated.

NAME AND PRINCIPAL POSITION	YEAR	SALARY($) (1)	BONUS($) (2)	OPTION AWARDS($) (3)	NON-EQUITY INCENTIVE PLAN COMPENSATION (4)	TOTAL($)
Douglas E. Williams, Ph.D., Chief Executive Officer	2018	540,012	100,000	1,224,576	243,005	2,107,593
Linda Bain Chief Financial Officer	2018	339,625	—	286,351	106,982	732,958
Richard Brudnick, Chief Business Officer	2018	230,769	—	1,269,201	72,838	1,572,808

(1)	Payment of Mr. Brudnick’s annual base salary of $400,000 has been pro-rated based on the date that he commenced employment with the Company.
(2)	Represents a guaranteed supplemental bonus of $100,000 to Dr. Williams for performance during 2018.
(3)	Amounts reflect the grant-date fair value of option awards granted in 2018 in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see the “Stock-based compensation” notes to our consolidated financial statements. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting.
(4)	Amounts reported reflect bonuses paid based upon the achievement of company and individual performance objectives for the year ended December 31, 2018.

Narrative disclosure to summary compensation table

Base Salary. Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. For the calendar year 2018, we provided annual base salaries of $540,012 to Dr. Williams, $339,625 to Ms. Bain, and $400,000 to Mr. Brudnick. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. For additional information regarding the employment agreements with our named executive officers, see subsection entitled “Employment and consulting arrangements with our named executive officers.”

Cash Incentive Compensation. As described below under the subsection entitled “Employment and consulting arrangements with our named executive officers, ” Dr. Williams is eligible to receive a $100,000 annual bonus if he remains employed with the Company through the end of each applicable calendar year and has an annual base salary of less than $700,000. For 2018, the Company provided our named executive officers with annual performance bonuses intended to reward our named executive officers for meeting individual and corporate performance goals for the calendar year. For 2018, the target bonus for Dr. Williams was 50 percent of his base salary, the target bonus for Ms. Bain was 30 percent of her base salary, and the target bonus for Mr. Brudnick was 35 percent of his base salary.

Long-Term Equity Incentives. Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance. Generally, all stock option awards vest based on certain time-based or performance-based metrics. Time-based vesting is generally satisfied over four years, with 25% of such option award vesting upon the first anniversary of a vesting commencement date, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to the executive officer’s continuing service relationship. Performance-based vesting is generally satisfied upon the achievement of certain Company performance metrics, which have been established by our board of directors after taking into account each individual’s role and responsibilities.

Employment and consulting arrangements with our named executive officers

We have entered into employment offer letters with each of our named executive officers, which provide for “at will” employment and the compensation and benefits described below.

Douglas E. Williams, Ph.D. Dr. Williams’ employment offer letter provides him with an annual base salary, which is subject to review and adjustment by our board of directors, and eligibility to receive an annual cash incentive bonus, based upon company and individual performance. Pursuant to Dr. Williams’ employment offer letter, Dr. Williams is eligible to receive a $100,000 annual bonus if he remains employed with the Company through the end of each applicable calendar year and has an annual base salary of less than $700,000. Dr. Williams is also eligible to receive 4 weeks’ vacation and to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to Dr. Williams’ employment offer letter with the Company, in the event that Dr. Williams’ employment is terminated by us without “cause” or Dr. Williams resigns for “good reason” (as each term is defined in his employment offer letter), subject to (a) the execution and effectiveness of a general release of claims in our favor, (b) his continued compliance with the employment offer letter (including a one year non-competition period following the termination of his employment), and (c) Dr. Williams’ not being employed in a full-time capacity by another company, Dr. Williams is entitled to receive (i) an amount equivalent to 12 months of his base salary, payable in installments according to our normal payroll schedule, and (ii) 12 months of benefits continuation. Dr. Williams’ employment offer letter also provides that, in addition to the payments and benefits described above, in the event that Dr. Williams’ employment is terminated by us without cause or Dr. Williams resigns for good reason, in either case within the 90 days prior to or the 12 months after the effective date of a “change in control” (as such term is defined in his employment offer letter), Dr. Williams is entitled to receive immediate acceleration of vesting of 100 percent of his then unvested stock options contemplated in his employment offer letter.

Linda Bain. Ms. Bain’s employment offer letter provides her with an annual base salary, which is subject to review and adjustment by us, and eligibility to receive an annual cash incentive bonus, based upon company and individual performance. Ms. Bain is also eligible to receive 4 weeks’ vacation and to participate in the employee benefit plans available to our employees, subject to the terms of those plans for employees of similar rank and tenure.

Pursuant to Ms. Bain’s employment offer letter with the Company, in the event that Ms. Bain’s employment is terminated by us without “cause” or Ms. Bain resigns for “good reason” (as each term is defined in her employment offer letter), subject to (a) the execution and effectiveness of a general release of claims in our favor, (b) her continued compliance with the employment offer letter, and (c) Ms. Bain not being employed in a full-time capacity by another company, Ms. Bain is entitled to receive (i) an amount equal to the sum of (a) 6 months of her base salary plus an additional month of base salary for each full year of service to the Company (capped at 12 months of base salary), and (b) her annual bonus, pro-rated for the portion of the applicable bonus period which she was employed, payable in installments according our normal payroll schedule, (ii) 6 months of benefits continuation, and (iii) extended period within which to exercise her stock options. Ms. Bain’s employment offer letter also provides that, in addition to the payments and benefits described above, in the event that Ms. Bain’s employment is terminated by us without cause or Ms. Bain resigns for good reason, in either case within the 90 days prior to or the 12 months after the effective date of a change in control, Ms. Bain is entitled to receive immediate acceleration of vesting of 100 percent of her then unvested stock option granted February 19, 2016.

Richard Brudnick. Mr. Brudnick’s employment offer letter provides him with an annual base salary, which is subject to review and adjustment by us, and eligibility for an annual cash incentive bonus, based upon company and individual performance. Mr. Brudnick is also eligible to receive 4 weeks’ vacation and to participate in the employee benefit plans available to our employees, subject to the terms of those plans for employees of similar rank and tenure.

Pursuant to Mr. Brudnick’s employment offer letter with the Company, in the event of a “change in control” (as such term is defined in his employment offer letter), Mr. Brudnick is entitled to receive immediate acceleration of vesting of 50 percent of the then-unvested portion of each of his stock options granted June 28, 2018.

Pursuant to Mr. Brudnick’s employment offer letter with the Company, in the event that Mr. Brudnick’s employment is terminated by us without “cause” or Mr. Brudnick resigns for “good reason” (as each term is defined in his employment offer letter), subject to his execution and effectiveness of a separation agreement, including a general release of claims in our favor, and his continued compliance with his Proprietary Information and Assignment Agreement, Mr. Brudnick is entitled to receive (i) an amount equal to the sum of (a) six months of his base salary plus an additional month of base salary for each full year of service to the Company (capped at 12 months of base salary), and (b) his annual bonus, pro-rated for the portion of the applicable bonus period which he was employed, payable in installments according our normal payroll schedule, and (ii) if Mr. Brudnick elects, six months continuation of group health plan benefits to the extent allowed by COBRA, with the cost of such benefits shared in the same relative proportion by the Company and Mr. Brudnick as in effect on his termination date. Mr. Brudnick’s employment offer letter also provides that, in addition to the payments and benefits described above, in the event that Mr. Brudnick’s employment is terminated by us without cause or Mr. Brudnick resigns for good reason, in either case within the 90 days prior to or the 12 months after the effective date of a change in control, Mr. Brudnick is entitled to receive immediate acceleration of vesting of 100 percent of his then unvested time-based stock option granted June 28, 2018.

Additionally, we have entered into Proprietary Information and Assignment Agreements with each of our named executive officers, which contains standard confidentiality, assignment of intellectual property work product and 12 month non-competition, non-solicitation of customers, and non-solicitation of employees covenants.

In connection with this offering, we intend to enter into amended and restated employment agreements with our named executive officers that will become effective upon the closing of this offering.

Outstanding equity awards at 2018 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2018. All equity awards set forth in the table below were granted under our 2015 Plan.

OPTION AWARDS
	GRANT DATE		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(#)		EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS(#)	OPTION EXERCISE PRICE($)	OPTION EXPIRATION DATE
NAME			EXERCISABLE	UNEXERCISABLE
Douglas E. Williams, Ph.D.	2/19/2016	(1)	3,653,833	—		$0.42	2/18/2026
Chief Executive Officer	2/19/2016	(2)			1,222,000	$0.42	2/18/2026
	2/1/2018	(3)	—	1,462,750		$1.30	12/31/2027

Linda Bain	2/19/2016	(4)	803,843	—		$0.42	2/18/2026
Chief Financial Officer	2/19/2016	(5)	154,000	—		$0.42	2/18/2026
	2/1/2018	(6)	—	342,157		$1.30	12/31/2027

Richard Brudnick	6/28/2018	(7)	1,200,000	—		$1.30	6/27/2028
Chief Business Officer	6/28/2018	(8)	350,000	—		$1.30	6/27/2028

(1)	Dr. Williams’s stock option for 3,653,833 shares granted on February 19, 2016 was fully exercisable upon grant and vests over four years, with 25 percent of the shares vesting on August 15, 2016, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Dr. Williams’s continuous service with us. As described above in the section titled “Employment and consulting arrangements with our named executive officers,” the vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. William’s employment in connection with a change in control.
(2)	Dr. Williams’s stock option for 1,222,000 shares granted on February 19, 2016 was fully exercisable upon grant and vests upon the achievement of Company performance criteria, with 50 percent of the shares vesting if the Company’s initial investors achieve a “return” (as defined in Dr. Williams’s employment offer letter) equal to four times the amount invested by such Company initial investors within four years of August 15, 2015, and 50 percent of the shares vesting if the Company’s initial investors achieve a return equal to eight times the amount invested by such Company initial investors within four years of August 15, 2015. As described above in the section titled “Employment and consulting arrangements with our named executive officers,” the vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. William’s employment in connection with a change in control.
(3)	Dr. Williams’s stock option granted February 1, 2018 vests and becomes exercisable over four years, with 25 percent of the shares vesting on January 1, 2019, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Dr. Williams’s continuous service with us. In the event of a “change in control” (as defined in our 2015 Plan), this stock option will be accelerated and become fully vested and exercisable, effective immediately prior to such change in control.
(4)	Ms. Bain’s stock option for 803,843 shares granted February 19, 2016 was fully exercisable upon grant and vests over four years, with 25 percent of the shares vesting on December 1, 2016, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Ms. Bain’s continuous service with us. As described above in the section titled “Employment and consulting arrangements with our named executive officers,” the vesting of this stock option will be 50 percent accelerated upon a change in control, and fully accelerated upon a qualifying termination of Ms. Bain’s employment in connection with a change in control.
(5)	Ms. Bain’s stock option for 154,000 shares granted on February 19, 2016 was fully exercisable upon grant and vested based on achievement of certain performance criteria, which the Board determined had been achieved in December 2017.
(6)	Ms. Bain’s stock option granted February 1, 2018 vests and becomes exercisable over four years, with 25 percent of the shares vesting on January 1, 2019, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Ms. Bain’s continuous service with us. In the event of a “change in control” (as defined in our 2015 Plan), this stock option will be accelerated and become fully vested and exercisable, effective immediately prior to such change in control.
(7)	Mr. Brudnick’s stock option for 1,200,000 shares granted on June 28, 2018 was fully exercisable upon grant and vests over four years, with 25 percent of the shares vesting on June 4, 2019, and the remaining shares vesting in 12 equal quarterly installments thereafter, subject to Mr. Brudnick’s continuous service with us. As described above in the section titled “Employment and consulting arrangements with our named executive officers,” the vesting of this stock option will be fully accelerated upon a qualifying termination of Mr. Brudnick’s employment in connection with a change in control.
(8)	Mr. Brudnick’s stock option for 350,000 shares granted on June 28, 2018 was fully exercisable upon grant and vested on December 14, 2018 based on Mr. Brudnick’s satisfaction of business development criteria requiring the signing of one or more platform business development deals originated by Mr. Brudnick prior to December 31, 2018 that provide our Company with guaranteed funding of more than $40 million.

Employee benefit and equity compensation plans

2019 Stock Option and Incentive Plan

Our 2019 Stock Option and Incentive Plan, or our 2019 Plan, was adopted by our board of directors in            2019, approved by our stockholders in             2019 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Our 2019 Plan will replace our 2015 Stock Option and Grant Plan, or our 2015 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2019 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved            shares of our common stock, or the Initial Limit, for the issuance of awards under our 2019 Plan, or the Initial Limit. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our 2019 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2020 and each January 1 thereafter by        % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the compensation committee, or the Annual Increase.

The shares we issue under our 2019 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under our 2019 Plan and our 2015 Plan will be added back to the shares of common stock available for issuance under our 2019 Plan.

The maximum number of shares that may be issued as incentive stock options may not exceed the Initial Limit, cumulatively increased on January 1, 2020 and on each January 1 thereafter by the lesser of the Annual Increase, or              shares. The grant date fair value of all awards made under our 2019 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $            .

Our 2019 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2019 Plan. Persons eligible to participate in our 2019 Plan will be those full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by our compensation committee in its discretion.

Our 2019 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our compensation committee may also grant shares of common stock that are free from any restrictions under our 2019 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under our 2019 Plan to participants, subject to the achievement of certain performance goals.

Our 2019 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2019 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2019 Plan. To the extent that awards granted under our 2019 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, (i) all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate and (ii) upon the effective time of the sale event, all outstanding awards granted under our 2019 Plan shall terminate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event; or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue our 2019 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2019 Plan require the approval of our stockholders.

No awards may be granted under our 2019 Plan after the date that is ten years from the effective date of our 2019 Plan and no awards of incentive stock options may be granted after the date that is ten years from the date it was adopted by our board of directors. No awards under our 2019 Plan have been made prior to the date hereof.

2015 stock option and grant plan

Our 2015 Plan was approved by our board of directors and our stockholders on November 12, 2015 and was most recently amended on February 11, 2019. Under our 2015 Plan, we have reserved for issuance an aggregate of 30,500,000 shares of our common stock, which number is subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event.

The shares we issue under our 2015 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) under our 2015 Plan are currently added to the shares of common stock available for issuance under our 2015 Plan. Following this offering, such shares will be added to the shares available under our 2019 Plan.

Our compensation committee has acted as administrator of our 2015 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of our 2015 Plan. Persons eligible to participate in our 2015 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

Our 2015 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2015 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted stock.

Our 2015 Plan provides that upon the occurrence of a “sale event,” as defined in our 2015 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2015 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options, multiplied by the number of shares subject to such option to the extent then vested and exercisable. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price and the fair market value of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

No awards may be granted under our 2015 Plan after the date that is ten years from the date our 2015 Plan was adopted by the board of directors. Our board of directors has determined not to make any further awards under our 2015 Plan following the completion of this offering.

2019 Employee Stock Purchase Plan

Our 2019 Employee Stock Purchase Plan, or our ESPP, was adopted by our board of directors in            2019, approved by our stockholders in            2019 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Our ESPP initially reserves and authorizes the issuance of up to a total of            shares of common stock to participating employees. Our ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January 1, 2020 and ending on January 1, 2029, by the lesser of (i)            shares of common stock, (ii)        % of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of our ESPP. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week and have completed at least              months of employment are eligible to participate in our ESPP. Any employee who owns five percent or more of the voting power or value of our shares of common stock is not eligible to purchase shares under our ESPP.

We may make one or more offerings each year to our employees to purchase shares under our ESPP. Offerings will usually begin on each            and            and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in our ESPP may purchase shares by authorizing payroll deductions of up to        % of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to        % of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than            shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under our ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Our ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under our ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In             2019, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. Our Bonus Plan provides for bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals including, but not limited to the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in our Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. Our Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code. We match 50% of employees’ contributions to the 401(k) Plan up to the first 6% of compensation deferred.

DIRECTOR COMPENSATION

Director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors, and received compensation for such service during the year ended December 31, 2018, as described below. In addition, we reimburse non-employee members of our board of directors for reasonable travel expenses. Dr. Williams, our chief executive officer and a member of our board of directors, did not receive any compensation for his service as a member of our board of directors during 2018. Amounts paid to Dr. Williams for his service as an employee during 2018 is presented above in the “2018 Summary compensation table.”

NAME	FEES EARNED OR PAID IN CASH($) (1)	OPTION AWARDS($) (2)	TOTAL($)
Charles L. Cooney, Ph.D. (3)	32,000	75,342	107,342
Steven Gillis, Ph.D. (4)	40,000	75,342	115,342
Avak Kahvejian, Ph.D. (5)	32,000	263,518	295,518
Raghu Kalluri, M.D., Ph.D. (6)	32,000	75,342	107,342
Eric Lander, Ph.D. (7)	32,000	75,342	107,342
Briggs Morrison, M.D. (8)	32,000	187,898	219,898
Jonathan Poole (9)	16,000	187,223	203,223

(1)	On July 20, 2017, we adopted a board compensation plan, pursuant to which each director would receive a $32,000 annual cash retainer (or $40,000, in the case of the chairman of our board of directors), payable quarterly in arrears, as well as an initial stock option award.
(2)	Amounts reflect the grant-date fair value of option awards granted in 2018 in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see the “Stock-based compensation” notes to our consolidated financial statements. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting.
(3)	As of December 31, 2018, Dr. Cooney held options to purchase 275,000 shares of our common stock and 57,812 shares subject to such options were vested as of such date.
(4)	As of December 31, 2018, Dr. Gillis held options to purchase 525,383 shares of our common stock and 299,325 shares subject to such options were vested as of such date.
(5)	As of December 31, 2018, Dr. Kahvejian held options to purchase 315,000 shares of our common stock and 56,250 shares subject to such options were vested as of such date.
(6)	Dr. Kalluri resigned from our board of directors on February 1, 2019. As of December 31, 2018, Dr. Kalluri held options to purchase 2,282,300 shares of our common stock and 1,507,206 shares subject to such options were vested as of such date.
(7)	As of December 31, 2018, Dr. Lander held options to purchase 240,000 shares of our common stock and 103,125 shares subject to such options were vested as of such date.
(8)	As of December 31, 2018, Dr. Morrison held options to purchase 225,000 shares of our common stock and 0 shares subject to such options were vested as of such date.
(9)	As of December 31, 2018, Mr. Poole held options to purchase 225,000 shares of our common stock and 0 shares subject to such options were vested as of such date.

Non-employee director compensation policy

In connection with this offering, we intend to adopt a new non-employee director compensation policy that will become effective as of the completion of this offering that will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Each director who is not an employee or officer will be paid compensation pursuant to the new policy from and after the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive compensation” and “Director compensation” in this prospectus and the transactions described below, since January 1, 2016, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent (5%) or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Sales of securities

Series A redeemable convertible preferred stock financing

In November 2015, we issued and sold to investors in a private placement an aggregate of 31,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $31.0 million.

Series B redeemable convertible preferred stock financing

In January 2016, we issued and sold to investors in a private placement an aggregate of 20,333,331 shares of our Series B redeemable convertible preferred stock at a purchase price of $3.00 per share, for aggregate consideration of $61.0 million.

Series C redeemable convertible preferred stock financing

In November 2017, we issued and sold to investors in a private placement an aggregate of 20,204,079 shares of our Series C redeemable convertible preferred stock at a purchase price of $3.7876 per share, for aggregate consideration of $76.5 million.

The following table sets forth the aggregate number of these securities acquired by our directors, executive officers and the listed holders of more than 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest. Each share of our preferred stock identified in the following table will convert into one share of common stock in connection with this offering. Our director, Steven Gillis is affiliated with all entities affiliated with ARCH Venture Funds. Our director, Avak Kahvejian, Ph.D. is affiliated with all entities affiliated with Flagship Pioneering, Inc. Our former director, Noubar B, Afeyan, Ph.D., is a founder and Chief Executive Officer of Flagship Pioneering, Inc. Our former director, Raghu Kalluri, M.D., Ph.D. serves as Department Chair and Professor of the Department of Cancer Biology and the Director of the Metastasis Research Center at the University of Texas M.D. Anderson Cancer Center.

PARTICIPANT (1)	SERIES A	TOTAL SERIES A PURCHASE PRICE	SERIES B	TOTAL SERIES B PURCHASE PRICE	SERIES C	TOTAL SERIES C PURCHASE PRICE
5% Stockholders:
Entities affiliated with ARCH Venture Funds (2)	20,450,000	$20,450,000	5,333,333	$15,999,999	1,320,097	$4,999,999
Entities affiliated with Flagship Pioneering Funds (3)	8,500,000	$8,500,000	4,833,332	$14,499,996	1,320,096	$4,999,995
Entities affiliated with Fidelity (4)	2,000,000	$2,000,000	6,500,000	$19,500,000	5,280,388	$19,999,997
Yukon Investors LLC	—	—	3,333,333	$9,999,999	1,320,097	$4,999,999
Q-Ventures Program II (Co-Invest Holdings) Ltd.	—		—		3,960,291	$14,999,998
The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center (5)	1,587,500	$1,587,500	145,831	$437,493	—

Directors and executive officers:
Douglas E. Williams, Ph.D. (6)	—	—	—	—	66,004	$249,996

PARTICIPANT (1)	SERIES A	SERIES B	SERIES C
Directors and executive officers:
Douglas E. Williams, Ph.D. (6)	—	—	66,004

(1)	Additional details regarding these stockholders and their equity holdings are provided under the caption “Principal Stockholders.”
(2)	ARCH Venture Funds consists of ARCH Venture Fund VIII, L.P. and ARCH Venture Fund VIII Overage, L.P.
(3)	Flagship Pioneering Funds consists of Flagship VentureLabs V LLC, Flagship V VentureLabs Rx Fund, L.P. and Flagship Ventures Fund V, L.P.
(4)	Fidelity consists of Fidelity Select Portfolios: Biotechnology Portfolio, Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, Fidelity Growth Company Commingled Pool, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, and Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund.
(5)	Additional details regarding the equity holdings of The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center, or MDACC, are provided under the caption “Relationship with MDACC.”
(6)	Dr. Williams serves on our board of directors and is our President and Chief Executive Officer.

Relationship with MDACC

In November 2015, we entered into a patent and technology license agreement with The Board of Regents of the University of Texas System, on behalf of MDACC, pursuant to which we obtained an exclusive worldwide, sublicensable license under patent rights comprising three patent families to research, develop, make and commercialize products and processes covered by such patent rights in all therapeutic, prophylactic, or diagnostic uses, or the MDACC License. At the same time we also entered into a sponsored research agreement with MDACC, or SRA. As consideration for the MDACC License, we issued 5,000,000 shares of our Class A common stock, one share of our Class F common stock and 1,500,000 shares of our Series A preferred stock to MDACC. The Class F common stock converted into 770,000 shares of Class A common stock upon the closing of our Series B preferred stock financing on January 21, 2016. In February 2016, MDACC transferred a portion of the 5,770,000 shares of our Class A common stock. The collective 4,760,250 shares of our Class A common stock still held by MDACC converted into 4,760,250 shares of our common stock on November 17, 2017, and MDACC currently holds 4,760,250 shares of our common stock. In April 2016, MDACC transferred a portion of the 1,500,000 shares of our Series A preferred stock and currently holds 1,387,000 shares of our Series A preferred stock. As partial consideration for the SRA, we were required to issue 200,000 shares of Series A preferred stock during the first year of operation and issue 41,666 shares of Series B preferred stock quarterly in the second and third years of operation. In February 2017, the SRA was amended to change the issued stock to 20,833 shares of Series B preferred stock quarterly in the second through fifth years of operation.

In addition, we paid MDACC an upfront payment and are required to pay annual SRA fees. We are obligated to pay to MDACC low single-digit royalties based on annual net sales by us, our affiliates and our sublicensees of licensed products and licensed services that are covered by a valid claim of the licensed patent rights at the time and in the country of sale. On a country-by-country basis, upon expiration of the last valid claim of the licensed patent rights covering such licensed product or licensed service in such country, our license has reduced royalty rates with respect to such country. Based on the progress we make in the advancement of products covered by the licensed patent rights, we are required to make aggregate milestone payments of up to $11.9 million upon the achievement of specified preclinical, clinical and regulatory milestones.

Agreements with stockholders

Amended and restated investors’ rights agreement

We are a party to an amended and restated investors’ rights agreement, dated as of November 17, 2017, with holders of our preferred stock, including our 5% stockholders and entities affiliated with our directors. The investors’ rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Amended and restated voting agreement

We are party to a second amended and restated voting agreement, dated as of November 17, 2017, with certain of our stockholders, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Steven Gillis, Ph.D., Charles Cooney, Ph.D., Avak Kahvejian, Ph.D., Eric Lander, Ph.D., Briggs Morrison, M.D. and Douglas E. Williams, Ph.D.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board composition and election of directors.”

Amended and restated right of first refusal and co-sale agreement

We are a party to an amended and restated right of first refusal and co-sale agreement, dated as of November 17, 2017, with certain of our stockholders, including some of our 5% stockholders and entities affiliated with our directors. The right of first refusal and co-sale agreement provides us and certain holders of preferred stock a right of first refusal and co-sale with respect to certain sales of securities by the key holders identified in the agreement. The agreement will terminate upon completion of this offering.

Employment agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and director compensation—Employment agreements.”

Director and executive officer compensation

See the section titled “Executive and director compensation—Director compensation” for information regarding compensation of our directors and named executive officers.

Indemnification agreements

In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of March 1, 2019, as adjusted to reflect the sale of common stock offered by us in this offering, for:

∎	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of any class of our capital stock;

∎	each of our named executive officers;

∎	each of our directors; and

∎	all of our executive officers and directors as a group.

To the extent that the underwriters sell more than             shares in this offering, the underwriters have the option to purchase up to an additional             shares at the initial public offering price less the underwriting discounts and commissions.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of March 1, 2019. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 97,153,601 shares of common stock deemed to be outstanding as of March 1, 2019, assuming the conversion of all outstanding shares of our preferred stock upon the closing of this offering into an aggregate of 73,904,074 shares of common stock upon the closing of this offering, and the percentage of beneficial ownership at this offering in the table below is based on            shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares.

Except as otherwise noted below, the address for persons listed in the table is c/o Codiak Biosciences, Inc., 500 Technology Square, 9th Floor, Cambridge, Massachusetts 02139.

	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% or greater stockholders:
Entities affiliated with ARCH Venture Funds (1)	27,603,430	28.41%		%
Entities affiliated with Flagship Venture Funds (2)	18,452,099	18.99%		%
Entities affiliated with Fidelity (3)	13,780,388	14.18%		%
Yukon Investors LLC (4)	4,653,430	4.79%		%
Q-Ventures Program II (Co-Invest Holdings) Ltd. (5)	3,960,291	4.08%		%
The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center (6)	6,514,414	6.71%		%
Raghu Kalluri, M.D., Ph.D. (7)	7,442,350	7.53%		%

Named executive officers and directors:
Douglas E. Williams, Ph.D. (8)	5,398,946	5.27%		%
Linda C. Bain (9)	1,064,767	1.08%		%
Richard Brudnick (10)	1,550,000	1.57%		%
Steven Gillis, Ph.D. (11)	354,662	*		%
Karen Bernstein, Ph.D.	—	*		%
Charles Cooney M.D., Ph.D. (12)	109,062	*		%
Avak Kahvejian, Ph.D. (13)	98,437	*		%
Eric Lander, Ph.D. (14)	5,910,625	6.08%		%
Briggs Morrison (15)	56,250	*		%
Jonathan Poole	—	*		%
All executive officers and directors as a group (12 persons) (16)	15,439,597	14.46%		%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 500,000 shares of common stock held by ARCH Venture Fund VIII, L.P., or ARCH Venture, (b) 16,950,000 shares of common stock issuable upon conversion of the Series A and B preferred stock held by ARCH Venture and (c) 10,153,430 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by ARCH Venture Fund VIII Overage, L.P., or ARCH Overage. ARCH Venture Partners VIII, LLC, or ARCH GPLLC, is the general partner of ARCH Overage. ARCH Venture Partners VIII L.P., or ARCH GPLP is the general partner of ARCH Venture. ARCH GPLLC, is the general partner of ARCH GPLP. ARCH GPLP and ARCH GPLLC may be deemed to beneficially own the shares held by ARCH Overage and ARCH Venture, and ARCH GPLP and ARCH GPLLC disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein, if any. Robert Nelsen, Keith Crandell, and Clinton Bybee, the Managing Directors of ARCH GPLLC, and may be deemed to possess voting and investment control over the shares held by ARCH Venture and ARCH Overage. Mr. Nelsen, Mr. Crandell, and Mr. Bybee disclaim any beneficial ownership of such shares except to the extent of any pecuniary interest therein. Steven Gillis, Ph.D. has a financial interest in ARCH Venture and ARCH Overage, but does not possess voting or investment control over the shares. Dr. Gillis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The mailing address of the entities affiliated with ARCH Venture Funds is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.
(2)	Consists of (a) 3,798,671 shares of common stock held by Flagship VentureLabs V LLC, (“VentureLabs V”), (b) 7,326,714 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Flagship V VentureLabs Rx Fund, L.P. (“Flagship Fund V Rx”), and (c) 7,326,714 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Flagship Ventures Fund V, L.P. (“Flagship Fund V” and together with Flagship Fund V Rx and VentureLabs V “the Flagship Funds”). Flagship Fund V is a member of VentureLabs V. Flagship VentureLabs V Manager LLC (“VentureLabs V Manager”) is the manager of VentureLabs V. Flagship Pioneering, Inc. (“Flagship Pioneering”) is the manager of VentureLabs V Manager. The General Partner of Flagship Fund V and Flagship Fund V Rx is Flagship Ventures Fund V General Partner LLC (“Flagship V GP” and together with VentureLabs V Manager and Flagship Pioneering “the Flagship General Partners”). Noubar B. Afeyan, Ph.D. is the sole Director of Flagship Pioneering and may be deemed to have sole voting and investment control over all the shares held by VentureLabs V. In addition, Noubar B. Afeyan, Ph.D. serves as the sole manager of Flagship V GP and may be deemed to possess sole voting and investment control over all the shares held by Flagship Fund V and Flagship Fund V Rx. None of the Flagship General Partners or Noubar B. Afeyan, Ph.D. directly own any of the shares held by the Flagship Funds, and each of the Flagship General Partners and Dr. Noubar Afeyan, Ph.D. disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The mailing address of the Flagship Funds is 55 Cambridge Parkway, Suite 800E, Cambridge, MA 02142.

(3)	Consists of (a) 3,639,553 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio , or Select Fidelity, (b) 906,960 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, or Advisor Fidelity, (c) 2,693,879 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Growth Company Commingled Pool, or Fidelity Commingled, (d) 5,195,107 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, or Growth Fidelity, and (e) 1,344,889 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund (“Series Growth Fidelity”, and together with Select Fidelity, Advisor Fidelity, and Fidelity Commingled, the “FMR Funds”). The FMR Funds are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company, or the FMR Co., a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The mailing address of the FMR Funds is 245 Summer Street, Boston, MA 02210.
(4)	Consists of 4,653,430 shares of common stock issuable upon the conversion of Series B and C preferred stock.
(5)	Consists of 3,960,291 shares of common stock issuable upon the conversion of Series C preferred stock.
(6)	Consists of (a) 4,760,250 shares of common stock and (b) 1,754,164 shares of Series A and B preferred stock. The University of Texas M.D. Anderson Cancer Center is a member institution of the University of Texas System. Raghu Kalluri, M.D., Ph.D. served as Department Chair and Professor of the Department of Cancer Biology and the Director of the Metastasis Research Center at the University of Texas M.D. Anderson Cancer Center.
(7)	Consists of (a) 5,770,000 shares of common stock and (b) 1,672,350 shares of common stock underlying options exercisable within 60 days of March 1, 2019. See Footnote 6. Dr. Kalluri resigned from our board of directors on February 1, 2019.
(8)	Consists of (a) 66,004 shares of common stock issuable upon the conversion of Series C preferred stock and (b) 5,332,942 shares of common stock underlying options exercisable within 60 days of March 1, 2019.
(9)	Consists of 1,064,767 shares of common stock underlying options exercisable within 60 days of March 1, 2019.
(10)	Consists of 1,550,000 shares of common stock underlying options exercisable within 60 days of March 1, 2019.
(11)	Consists of 354,661 shares of common stock underlying options exercisable within 60 days of March 1, 2019. See Footnote 1.
(12)	Consists of 120,625 shares of common stock underlying options exercisable within 60 days of March 1, 2019.
(13)	Consists of 126,562 shares of common stock underlying options exercisable within 60 days of March 1, 2019. See Footnote 2.
(14)	Consists of (a) 5,770,000 shares of common stock and (b) 140,625 shares of common stock underlying options exercisable within 60 days of March 1, 2019.
(15)	Consists of 56,250 shares of common stock underlying options exercisable within 60 days of March 1, 2019.
(16)	Consists of (a) 5,770,000 shares of common stock, (b) 66,004 shares of common stock issuable upon the conversion of Series A, B and C preferred stock and (c) 9,603,593 shares of common stock underlying options exercisable within 60 days of March 1, 2019.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, and amended and restated by-laws, which will be effective on the date of the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

As of December 31, 2018, 22,835,615 shares of our common stock and 73,883,241 shares of preferred stock were outstanding and held by 30 stockholders of record. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the completion of this offering, all outstanding shares of our redeemable convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration rights

Upon the completion of this offering, the holders of 73,883,241 shares of our common stock, including those issuable upon the conversion of preferred stock will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and holders of our preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of 73,883,241 shares of our common stock, including those issuable upon the conversion of preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 40% of these securities that would result in an aggregate offering price of at least $10.0 million, to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-form registration rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 20% of these holders to sell registrable securities at an aggregate price of at least $5.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the sixth anniversary of the completion of this offering or at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period.

Anti-takeover effects of our certificate of incorporation and by-laws and Delaware law

Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and by-laws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation provides for              authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our by-laws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine. A person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

∎	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

∎

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

∎

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

∎	any merger or consolidation involving the corporation and the interested stockholder;

∎	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

∎	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

∎

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

∎	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq stock market listing

We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “CDAK.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of             , 2019, upon the completion of this offering,              shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

∎

1% of the number of shares then outstanding, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of             , 2019; or

∎	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Jefferies LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C., subject to certain exceptions. See the section entitled “Underwriting” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of capital stock—Registration rights” appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of             , 2019, we estimate that such registration statement on Form S-8 will cover approximately              shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is:

∎	a non-resident alien individual;

∎

a corporation or other organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws other than the laws of the United States, any state thereof, or the District of Columbia;

∎	an estate the income of which is not subject to U.S. federal income tax on a net income basis; or

∎

a trust the income of which is not subject to U.S. federal income tax on a net income basis and that (1) is not subject to the primary supervision of a court within the United States or over which no U.S. persons have authority to control all substantial decisions and (2) has not made an election to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are classified as partnerships or other pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through entities or arrangements that are classified as partnerships or other pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. taxes, the alternative minimum tax, the Medicare tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or any other aspect of any U.S. federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

∎	insurance companies;

∎	tax-exempt or governmental organizations;

∎	financial institutions;

∎	brokers or dealers in securities;

∎	regulated investment companies;

∎	pension plans;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons that own, or have owned, actually or constructively, more than 5% of our common stock

∎	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

∎	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale or other taxable disposition of our common stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder must generally furnish to the applicable withholding agent a properly executed IRS Form W-8ECI (or applicable successor form). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

∎

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

∎

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

∎

we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. The U.S. Treasury recently released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Jefferies LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

NAME	NUMBER OF SHARES
Jefferies LLC
Evercore Group L.L.C.
William Blair & Company, L.L.C.
Wedbush Securities Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES EXERCISE	WITH FULL OPTION TO PURCHASE ADDITIONAL SHARES EXERCISE
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed, subject to certain exceptions, that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Jefferies LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C. for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Jefferies LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, among other items:

(1)

transfers of shares of our common stock acquired in this offering (other than any issuer-directed shares of common stock purchased in this offering by our officers or directors) or in open market transactions after the consummation of this offering,

(2)

transfers of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned upon the death of the undersigned or (iii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement,

(3)

transfers of shares of common stock or any security convertible into common stock to members or stockholders of the undersigned, any member of the immediate family of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value,

(4)

transfers of shares of common stock or any security convertible into common stock to any corporation, partnership, limited liability company or other entity, in each case, all of the beneficial ownership interests of which are held by the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value,

(5)

transfers or dispositions of shares of Common Stock or other securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned upon the death of the undersigned, or by operation of law pursuant to a domestic order or negotiated divorce settlement,

(6)

transfers of shares of common stock or any security convertible into common stock to the Company pursuant to any contractual arrangement that provides for the repurchase of the undersigned’s securities by the Company or in connection with the termination of the undersigned’s employment with or service to the Company; provided that no filing by any party under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other public announcement, reporting a reduction in beneficial ownership of shares of common stock, shall be required or voluntarily made during the restricted period in connection with any such transfers (other than any Form 4 or Form 5 required to be filed under the Exchange Act if the undersigned is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer),

(7)

transfers of shares of common stock or any security convertible into common stock to the Company in connection with the conversion of any convertible preferred stock described in this prospectus into, or the exercise of any option or warrant for, shares of common stock; provided that (i) any such shares of common stock received by the undersigned shall be subject to the terms of the lock-up agreement and (ii) no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made during the restricted period (other than a filing on a Form 4 that reports such disposition under the transaction code “F”),

(8)

transfers of shares of common stock or any security convertible into common stock to a nominee or custodian of a person or entity to whom a transfer would be permissible under clauses (1) through (6) above,

(9)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made by or on behalf of the undersigned or the Company in connection with the establishment of such plan,

(10)

transfers of shares of common stock or any security convertible into common stock pursuant to a bona fide third party tender offer for shares of the Company’s capital stock, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock and involving a change of control of the Company after this offering and approved by our board of directors, provided that in the event that such transaction is not completed, the shares of common stock or other securities held by the securityholder shall remain subject to the restrictions contained in the lockup agreement, provided that in the case of any transfer or distribution pursuant to clause (2), (3) or (4) each donee, transferee, heir, beneficiary or distributee shall execute and deliver to the representative a lockup agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (1), (2), (3), or (4), no filing by any party (the securityholder, beneficiary, heir, donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than required filings on Form 13 or Schedule 13G, a filing on Form 5 made after the expiration period and in the case of a transfer or other disposition pursuant to 2(ii) or 2(iii), any Form 4 or Form 5 required to be filed under the Exchange Act if the undersigned is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer or disposition). If the securityholder is an officer or director of the Company, the securityholder further agrees that the foregoing provisions shall be equally applicable to any issuer-directed securities the securityholder may purchase in this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “CDAK.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

∎	the information set forth in this prospectus and otherwise available to the representatives;

∎	our prospects and the history and prospects for the industry in which we compete;

∎	an assessment of our management;

∎	our prospects for future earnings;

∎	the general condition of the securities markets at the time of this offering;

∎	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

∎	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

∎	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

∎

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

∎

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

∎

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Company may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

Notice to prospective investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

a) the offer, transfer, sale, renunciation or delivery is to:

i)	persons whose ordinary business is to deal in securities, as principal or agent;

ii)	the South African Public Investment Corporation;

iii)	persons or entities regulated by the Reserve Bank of South Africa;

iv)	authorised financial service providers under South African law;

v)	financial institutions recognised as such under South African law;

vi)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

vii)	any combination of the person in (a) to (f); or

b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2017 and 2018 and for the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-            ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We also maintain a website at http://www.codiakbio.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

CODIAK BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Codiak BioSciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Codiak BioSciences, Inc. (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016

Boston, Massachusetts

March 6, 2019

CODIAK BIOSCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	DECEMBER 31, 2017	DECEMBER 31, 2018	PRO FORMA DECEMBER 31, 2018
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$127,267	$18,093	$18,093
Investments	—	70,771	70,771
Prepaid expenses and other current assets	718	2,188	2,188

Total current assets	127,985	91,052	91,052
Property and equipment, net	5,898	5,914	5,914
Restricted cash	367	367	367
Other non-current assets	—	326	326

Total assets	$134,250	$97,659	$97,659

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$1,225	$615	$615
Accrued expenses	2,398	3,972	3,972
Deferred rent	270	308	308

Total current liabilities	3,893	4,895	4,895
Long-term liabilities:
Deferred rent, net of current portion	1,041	732	732

Total liabilities	4,934	5,627	5,627

Commitments and contingencies (Note 8)
Series A redeemable convertible preferred stock, $0.0001 par value; 33,200,000 shares authorized; 33,200,000 shares issued and outstanding as of December 31, 2017 and 2018; liquidation value as of December 31, 2017 and 2018 of $38,857 and $41,513, respectively; no shares authorized, issued or outstanding, pro forma as of December 31, 2018 (unaudited)	41,738	41,738	—
Series B redeemable convertible preferred stock, $0.0001 par value; 21,400,000 shares authorized; 20,395,830 and 20,479,162 shares issued and outstanding as of December 31, 2017 and 2018, respectively; liquidation value as of December 31, 2017 and 2018 of $70,673 and $75,827, respectively; no shares authorized, issued or outstanding, pro forma as of December 31, 2018 (unaudited)	70,735	75,900	—
Series C redeemable convertible preferred stock, $0.0001 par value; 20,204,100 shares authorized; 20,204,079 shares issued and outstanding as of December 31, 2017 and 2018; liquidation value as of December 31, 2017 and 2018 of $77,263 and $83,385, respectively; no shares authorized, issued or outstanding, pro forma as of December 31, 2018 (unaudited)	77,263	83,385	—
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 120,000,000 shares authorized; 20,143,296 and 22,835,615 shares issued and outstanding as of December 31, 2017 and 2018, respectively; 96,718,856 shares issued and outstanding, pro forma as of December 31, 2018 (unaudited)	2	2	9
Additional paid-in capital	—	—	188,035
Accumulated other comprehensive loss	—	(9)	(9)
Accumulated deficit	(60,422)	(108,984)	(96,003)

Total stockholders’ (deficit) equity	(60,420)	(108,991)	92,032

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$134,250	$97,659	$97,659

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,
	2017	2018
Operating expenses:
Research and development	$21,320	$28,471
Acquired in-process research and development	—	8,071
General and administrative	6,178	9,898

Total operating expenses	27,498	46,440

Loss from operations	(27,498)	(46,440)
Other income:
Interest income	547	1,363
Other income, net	—	535

Total other income, net	547	1,898

Net loss	$(26,951)	$(44,542)

Accretion of redeemable convertible preferred stock	(5,786)	(10,995)

Net loss attributable to common stockholders	$(32,737)	$(55,537)

Net loss per share attributable to common stockholders, basic and diluted	$(1.74)	$(2.60)

Weighted average common shares outstanding, basic and diluted	18,838,510	21,395,300

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.47)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		95,231,966

Comprehensive loss:
Net loss	$(26,951)	$(44,542)
Other comprehensive loss:
Unrealized loss on investments, net of tax of $0	—	(9)

Total other comprehensive loss	—	(9)

Comprehensive loss	$(26,951)	$(44,551)

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except share data)

	SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK		SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK		CLASS A COMMON STOCK		COMMON STOCK		ADDIT- IONAL PAID-IN	ACCUM- ULATED OTHER COMPRE- HENSIVE	ACCUM- ULATED	TOTAL STOCK- HOLDERS’ (DEFICIT)
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	LOSS	DEFICIT	EQUITY
Balance at December 31, 2016	33,150,000	$41,738	20,333,331	$65,600	—	$—	17,643,312	$2	—	$—	$—	$—	$(29,936)	$(29,934)
Issuance of Series A redeemable convertible preferred stock in conjunction with sponsored research agreement	50,000	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock in conjunction with sponsored research agreement	—	—	62,499	250	—	—	—	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net issuance costs of $163	—	—	—	—	20,204,079	76,362	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	4,885	—	901	—	—	—	—	(2,251)	—	(3,535)	(5,786)
Vesting of restricted common stock	—	—	—	—	—	—	2,190,846	—	309,138	—	—	—	—	—
Issuance of common stock upon conversion of Class A common stock	—	—	—	—	—	—	(19,834,158)	(2)	19,834,158	2	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	2,251	—	—	2,251
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(26,951)	(26,951)

Balance at December 31, 2017	33,200,000	$41,738	20,395,830	$70,735	20,204,079	$77,263	—	$—	20,143,296	$2	$—	$—	$(60,422)	$(60,420)
Issuance of Series B redeemable convertible preferred stock in conjunction with sponsored research agreement	—	—	83,332	292	—	—	—	—	—	—	—	—	—	—
Issuance of common stock in conjunction with in-license agreement	—	—	—	—	—	—	—	—	924,068	—	1,571	—	—	1,571
Exercise of options to purchase common stock	—	—	—	—	—	—	—	—	101,547	—	43	—	—	43
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	4,873	—	6,122	—	—	—	—	(6,975)	—	(4,020)	(10,995)
Vesting of restricted common stock	—	—	—	—	—	—	—	—	1,666,704	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	5,361	—	—	5,361
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(44,542)	(44,542)

Balance at December 31, 2018	33,200,000	$41,738	20,479,162	$75,900	20,204,079	$83,385	—	$—	22,835,615	$2	$—	$(9)	$(108,984)	$(108,991)

Conversion of redeemable convertible preferred stock into common stock (unaudited)	(33,200,000)	(41,738)	(20,479,162)	(75,900)	(20,204,079)	(83,385)	—	—	73,883,241	7	187,542	—	13,474	201,023
Stock-based compensation expense for stock-based awards with vesting conditions contingent upon an initial public offering (unaudited)	—	—	—	—	—	—	—	—	—	—	493	—	(493)	—

Pro forma balance at December 31, 2018 (unaudited)	—	$—	—	$—	—	$—	—	$—	96,718,856	$9	$188,035	$(9)	$(96,003)	$92,032

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	YEAR ENDED DECEMBER 31,
	2017	2018
Cash flows from operating activities:
Net loss	$(26,951)	$(44,542)
Adjustments to reconcile net loss to net cash from operating activities:
Stock-based compensation expense	2,251	5,361
Fair value of Series B redeemable convertible preferred stock earned in connection with sponsored research agreement	250	292
Acquired in-process research and development	—	8,071
Depreciation expense	1,357	1,726
Accretion of investments	—	(553)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(300)	(1,470)
Other non-current assets	—	(49)
Accounts payable	309	(536)
Accrued expenses	(561)	1,398
Deferred rent	(234)	(271)

Net cash used in operating activities	(23,879)	(30,573)
Cash flows from investing activities:
Purchases of property and equipment	(2,945)	(1,816)
Purchases of in-process research and development	—	(6,500)
Purchases of investments	—	(97,227)
Maturities of investments	—	27,000

Net cash used in investing activities	(2,945)	(78,543)
Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	76,362	—
Proceeds from exercise of common stock options	—	43
Payment of initial public offering costs	—	(101)

Net cash provided by (used in) financing activities	76,362	(58)

Increase (decrease) in cash, cash equivalents and restricted cash	49,538	(109,174)
Cash, cash equivalents and restricted cash, beginning of period	78,096	127,634

Cash, cash equivalents and restricted cash, end of period	$127,634	$18,460

Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$93	$19
Deferred offering costs included in accrued expenses	$—	$176
Accretion of redeemable convertible preferred stock to redemption value	$5,786	$10,995
Common stock issued in connection with purchases of in-process research and development	$—	$1,571

The accompanying notes are an integral part of these consolidated financial statements.

CODIAK BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the business

Codiak BioSciences, Inc. (the Company or Codiak) was incorporated in Delaware on June 12, 2015 and is headquartered in Cambridge, Massachusetts. Codiak is harnessing exosomes—natural intercellular messengers—to pioneer a new class of biologic medicines, exosome therapeutics. Exosomes are vesicles released and taken up by all cells and convey and protect complex biologically active molecules that can alter the function of recipient cells. Since exosomes are inherently non-immunogenic, the Company believe exosomes are an ideal solution for developing a broad spectrum of allogeneic therapies, or therapies derived from human cells that can be used in any patient. The Company has developed the engEx Platform, its proprietary and versatile exosome engineering and manufacturing platform, to expand upon the innate properties of exosomes to design novel exosome therapeutics. The Company believes its engEx Platform has the potential to produce a broad pipeline of product candidates that will have a transformative impact on the treatment of a broad spectrum of diseases with high unmet medical need, including in the areas of oncology, immune-based diseases, metabolic and fibrotic disorders, neurodegenerative disorders and rare diseases. The Company’s intention is to exploit this broad potential through its own efforts as well as in collaboration with strategic partners. The Company is focused initially on targeting immune cells with our first product candidates generated from our engEx Platform, or engEx product candidates, which are currently in preclinical development. The Company plans to advance its first two engEx product candidates, exoSTING and exoIL-12, into clinical development in 2020.

Since its inception, the Company has devoted substantially all of its resources to its research and development efforts, including activities to develop its engEx Platform, perform preclinical research to identify potential engEx product candidates, to perform process development to refine Codiak’s exosome engineering and manufacturing processes, and to provide general and administrative support for these operations.

The Company has primarily funded its operations with proceeds from the sales of redeemable convertible preferred stock. The Company has incurred significant operating losses and negative cash flows from operations since inception. The Company had an accumulated deficit of $60.4 million and $109.0 million, as of December 31, 2017 and 2018, respectively. The Company incurred operating losses of $27.5 million and $46.4 million for the years ended December 31, 2017 and 2018, respectively. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. In addition, the Company anticipates that its expenses will increase significantly in connection with ongoing activities to support its engEx Platform development, drug discovery and preclinical and clinical development, in addition to creating a portfolio of intellectual property and providing administrative support.

The Company does not expect to generate significant revenue from sales of potential product candidates unless and until clinical development has been successfully completed and regulatory approval is obtained for one or more investigational products. If the Company obtains regulatory approval for any of its investigational products, it expects to incur significant commercialization expenses.

As a result, the Company will need substantial additional funding to support its continued operations and growth strategy. Until such a time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If the Company fails to raise capital or enter into such agreements as, and when, needed, the Company may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its product candidates or delay its pursuit of potential in-licenses or acquisitions.

As of December 31, 2018, the Company had cash, cash equivalents and investments of $88.9 million. Management believes that its cash resources at December 31, 2018, together with the $56.0 million up-front payment received in January 2019 in connection with the Company’s collaboration agreement with Jazz Pharmaceuticals Ireland Limited will be sufficient to allow the Company to fund its current operating plan through at least the next twelve months from the issuance of these financial statements.

The Company is subject to those risks associated with any biopharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.

2. Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASUs) of the Financial Accounting Standards Board (FASB).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Codiak Securities Corporation. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Significant estimates relied upon in preparing the consolidated financial statements include, among others: the valuation of common stock and stock-based compensation awards, the valuation of redeemable convertible preferred stock, accrued expenses and income taxes.

Unaudited pro forma information

Upon the closing of the Company’s proposed initial public offering (IPO): (i) all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock, (ii) a service-based stock option award with vesting conditions that accelerate upon the consummation of an IPO will immediately vest and (iii) the performance conditions underlying a stock option award with market conditions and performance-based vesting conditions that are contingent upon the consummation of an IPO will be deemed achieved. The accompanying unaudited pro forma consolidated balance sheet and consolidated statement of redeemable convertible preferred stock and stockholders’ (deficit) equity as of December 31, 2018 have been prepared as if the proposed IPO had occurred on December 31, 2018 to give effect to: (i) the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into an aggregate of 73,883,241 shares of common stock upon the consummation of the proposed IPO, (ii) the vesting of options to purchase 400,000 shares of common stock subject to service-based vesting conditions that accelerate upon the consummation of the proposed IPO, resulting in the recognition of additional stock-based compensation expense and (iii) the achievement of performance-based vesting conditions with respect to options to purchase 1,222,000 shares of common stock that are subject to both: (a) performance-based vesting conditions that could be satisfied upon the consummation of the proposed IPO, resulting in the recognition of additional stock-based compensation expense and (b) market conditions. The shares of common stock expected to be issued and the proceeds expected to be received in the proposed IPO are excluded from such pro forma financial information.

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders in the accompanying consolidated statement of operations for the year ended December 31, 2018 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock as if the IPO had occurred on the later of January 1, 2018 or the date the equity instruments were issued. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 reflects the impact of the assumed closing of the IPO on the later of January 1, 2018 or the date the equity instruments were issued as follows: (i) includes additional stock-based compensation expense related to the vesting of service-based stock options with vesting conditions that accelerate upon the consummation of the proposed IPO, (ii) includes additional stock-based compensation expense related to the achievement of the performance conditions underlying stock options with market conditions and performance-based vesting conditions that are contingent upon the consummation of the proposed IPO and (iii) excludes the effects of the accretion of redeemable convertible preferred stock from the net loss attributable to common stockholders. The unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the shares expected to be sold or related proceeds to be received in the proposed IPO.

Segments

The Company has one operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for the purposes of assessing performance and allocating resources. All of the Company’s long-lived assets are held in the United States.

Cash equivalents

The Company considers all highly liquid investments purchased with original final maturities of three months or less from the date of purchase to be cash equivalents. Cash equivalents are comprised of money market accounts invested in U.S. Treasury securities.

Investments

The Company classifies all of its investments as available-for-sale securities. The Company’s investments are measured and reported at fair value using quoted prices in active markets for similar securities. Unrealized gains and losses on available-for-sale securities are reported as accumulated other comprehensive gain (loss), which is a separate component of stockholders’ (deficit) equity. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income, net within the consolidated statement of operations and comprehensive loss. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary”, the Company reduces the investment to fair value through a charge to the consolidated statements of operations and comprehensive loss. No such adjustments were necessary during the periods presented. The Company classifies its available-for-sale investments as current assets on the consolidated balance sheets if they mature within one year from the balance sheet date.

Restricted cash

Restricted cash is composed of a letter of credit held as collateral related to the Company’s lease arrangement. Restricted cash is classified as either current or non-current based on the terms of the underlying lease arrangement.

Deferred offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After the consummation of the equity financing, these costs are recorded in stockholders’ (deficit) equity as a reduction of additional paid-in capital or the associated preferred stock account, as applicable. In the event the offering is terminated, all capitalized deferred offering costs are expensed. Deferred offering costs as of December 31, 2018 were $0.3 million. No deferred offering costs were capitalized as of December 31, 2017. Such costs are classified in other non-current assets on the balance sheet.

Concentrations of credit risk and significant suppliers and license agreements

Financial instruments that potentially expose the Company to credit risk primarily consist of cash, cash equivalents, restricted cash and investments. The Company maintains its cash, cash equivalent, restricted cash and investment balances with accredited financial institutions and, consequently, the Company does not believe it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company’s cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds can be used in business operations. Bank accounts in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2017 and 2018, the Company’s primary operating accounts significantly exceeded the FDIC limits.

The Company is dependent on third-party manufacturers to supply materials for research and development activities of its programs, including preclinical testing. In particular, the Company relies, and expects to continue to rely, on a small number of third-party manufacturers to produce and process its current and potential product candidates and to manufacture supply of its current and potential product candidates for preclinical activities. These programs could be adversely affected by a significant interruption in the supply of the necessary materials. The Company is also dependent on third parties who provide license rights used in the development of certain programs. The Company could experience delays in the development of its programs if any of these license agreements are terminated, if the Company fails to meet the obligations required under its arrangements, or if the Company is unable to successfully secure new strategic alliances or licensing agreements.

Off-balance sheet risk

As of December 31, 2017 and 2018, the Company had no off-balance sheet risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Fair value of financial instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Items measured at fair value on a recurring basis include cash equivalents as of December 31, 2017 and cash equivalents and investments as of December 31, 2018. Certain cash equivalents that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The carrying amounts reflected in the consolidated balance sheets for prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to their short-term maturities.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets, which are as follows:

ESTIMATED USEFUL LIFE
Computer equipment and software	3 years
Furniture and fixtures	5 years
Laboratory equipment	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

Purchased assets that are not yet in service are recorded to construction-in-process and no depreciation expense is recorded. Once they are placed in service they are reclassified to the appropriate asset class. Upon the retirement or sale of an asset, the related cost and accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is recorded to other income (expense), net. Expenditures for maintenance and repairs are expensed as incurred.

Impairment of long-lived assets

The Company periodically evaluates its long-lived assets, which consist of property and equipment, for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. The Company has not recorded any such impairment charges during the years ended December 31, 2017 or 2018.

Deferred rent

The Company’s operating lease agreement includes scheduled rent escalations over the lease term, as well as a tenant improvement allowance provided to the Company upon execution of the lease. Rent expense is recognized on a straight-line basis over the term of the lease. Tenant improvement allowances are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis over the term of the lease and the unamortized portion of tenant improvement allowances.

Redeemable convertible preferred stock

The Company records all redeemable convertible preferred stock upon issuance at its respective fair value or original issuance price less issuance costs, as stipulated by its terms. The Company classifies its redeemable convertible preferred stock outside of stockholders’ (deficit) equity as the redemption of such shares is outside the Company’s control. The Company adjusts the carrying values of the redeemable convertible preferred stock to redemption value when the redemption value exceeds the carrying value.

Research and development expense

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and benefits, overhead costs, contract services and other related costs. The value of goods and services received from contract research organizations and contract manufacturing organizations in the reporting period are estimated based on the level of services performed, and progress in the period in cases when the Company has not received an invoice from the supplier. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.

Acquired in-process research and development (IPR&D)

If the Company acquires an asset or group of assets under an in-licensing arrangement that do not meet the definition of a business under FASB ASC Topic 805, Business Combinations (ASC 805), and the acquired IPR&D does not have an alternative future use, it is expensed on its acquisition date in accordance with guidance in FASB ASC Topic 730, Research and Development (ASC 730). Contingent payments for the assets acquired are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved.

Patent costs

Costs to secure, defend and maintain patents are expensed as incurred due to the uncertainty of future benefits and are classified as general and administrative expenses.

Stock-based compensation

The Company issues stock-based awards to employees, directors and non-employee consultants and founders, generally in the form of stock options and restricted stock. The Company accounts for its stock-based compensation awards to employees and directors in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires share-based payments to employees and qualifying directors to be recognized as expense based on the fair value on the date of grant. The Company primarily issues stock options and restricted stock with service-based vesting conditions. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated requisite service period of the award, which is generally the vesting term. For awards to employees with performance-based vesting conditions and/or market conditions, the Company recognizes expense based on the grant date fair value over the associated requisite service period of the award using the accelerated attribution model if, and to the extent that, achievement is determined to be probable. If the actual achievement of the Company’s awards that contain performance-based conditions vary from management’s estimates, stock-based compensation expense could be materially different than what is recorded in the period. The cumulative effect on current and prior periods of a change in the estimated time to vesting for awards that contain performance-based conditions will be recognized as compensation cost in the current period. The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). ASC 505-50 requires the fair value of non-employee awards to be remeasured at each reporting period prior to completion of the service based on the then-current fair value. Compensation expense related to awards to non-employee consultants and founders with service-based vesting conditions is recognized on a straight-line basis based on the measurement date fair value over the associated requisite service period of the award, which is generally the vesting term. The Company recognizes forfeitures as they occur.

The Company determines the fair value of restricted stock awards in reference to the fair value of its common stock less any applicable purchase price. The Company estimates the fair value of its stock options granted with service-based and/or performance-based vesting conditions using the Black-Scholes option pricing model, which requires inputs of subjective assumptions, including: (i) the expected volatility of its common stock, (ii) the expected term of the award, (iii) the risk-free interest rate, (iv) expected dividends and (v) the fair value of its common stock. Due to the lack of a public market for the trading of its common stock and a lack of company-specific historical and implied volatility data, the Company bases the estimate of expected volatility on the historical volatilities of a representative group of publicly traded guideline companies. For these analyses, the Company selects companies with comparable characteristics and with historical share price information that approximates the expected term of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of its stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The Company estimates the expected term of its stock options granted to employees and directors using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, the Company utilizes the contractual term of the option as the basis for the expected term assumption. For the determination of the risk-free interest rates, the Company utilizes the U.S. Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption. The expected dividend yield is assumed to be zero as the Company has never paid dividends and does not have current plans to pay any dividends on its common stock. Historically, for periods prior to the proposed initial public offering, the fair value of equity instruments underlying the Company’s stock-based awards was determined on each grant date by its board of directors based on valuation estimates from management considering its most recently available independent third-party valuation of such equity instruments. The Company’s board of directors, or the compensation committee thereof, also assessed and considered, with input from management, additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the grant date.

The Company estimates the fair value of stock options granted with performance and market conditions using a Monte Carlo simulation approach. The Monte Carlo simulation approach contemplates various scenarios under which the specified performance and market conditions could be achieved, which requires inputs of subjective assumptions, including the expected volatility of the Company’s stock price and interest rates to generate potential future outcomes. These variables are projected based on the Company’s historical data, experience, and other factors.

The Company classifies stock-based compensation expense in the consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified, as applicable.

Income taxes

Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes (ASC 740), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company makes estimates and judgments about future taxable income based on assumptions that are consistent with the Company’s plans and estimates. Should the actual amounts differ from these estimates, the amount of the Company’s valuation allowance could be materially impacted. Changes in these estimates may result in significant increases or decreases to the tax provision in a period in which such estimates are changed, which in turn would affect net income or loss.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit to the extent that the position is more likely than not to be sustained on examination by the taxing authorities based on the technical merits of the position as well as consideration of the available facts and circumstances. The Company records interest and penalties related to uncertain tax positions, if applicable, as a component of income tax expense.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders’ (deficit) equity that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss presented in the accompanying consolidated financial statements for the year ended December 31, 2017. For the year ended December 31, 2018, other comprehensive loss included unrealized gains and losses on investments.

Net loss per share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (losses) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income (losses) for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the participating securities do not have a contractual obligation to fund the losses of the Company.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, which excludes shares of restricted common stock that are not vested. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including the effect of potentially dilutive common shares. For purpose of this calculation, outstanding options to purchase shares of common stock, unvested shares of restricted common stock and shares of redeemable convertible preferred stock are considered potentially dilutive common shares. The Company has generated a net loss in all periods presented so the basic and diluted net loss per share attributable to common stockholders are the same, as the inclusion of the potentially dilutive securities would be anti-dilutive.

Subsequent events

The Company considers events and transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements for potential recognition or disclosure in the consolidated financial statements. Subsequent events have been evaluated through March 6, 2019, the date the consolidated financial statements were issued, for potential recognition or disclosure in the consolidated financial statements.

Emerging growth company status

The Company is an “emerging growth company” (EGC), as defined in the Jumpstart Our Business Startups Act (JOBS Act), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards, and as a result of this election, the consolidated financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

Recent accounting pronouncements

Recently adopted accounting pronouncements

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash (ASU 2016-18). ASU 2016-18 clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item in the balance sheet the line items and amounts of such balances should be presented on the face of the statement of cash flows or disclosed in the footnotes. The total of the amounts reported in the balance sheet should sum to the total of the amounts presented in the statement of cash flows. The Company early adopted this standard on January 1, 2018 on a retrospective basis to all periods presented. The Company’s consolidated statements of cash flows include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on such statements. A reconciliation of the cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the amounts shown in the statement of cash flows is as follows (in thousands):

	DECEMBER 31,
	2017	2018
Cash and cash equivalents	$127,267	$18,093
Restricted cash	367	367

Total cash, cash equivalents and restricted cash as shown in the statement of cash flows	$127,634	$18,460

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (ASU 2017-01), which clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired, or disposed of, is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company adopted this standard as of January 1, 2018, with prospective application to any business development transactions on or after the adoption date. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption or for the year ended December 31, 2018.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (ASU 2017-09). This guidance is intended to provide clarity and reduce diversity in practice as to when changes to the terms or conditions of share-based payments are accounted for as modifications. Under this new guidance, entities will apply modification accounting if the fair value, vesting conditions or classification of the award changes. The Company adopted this standard as of January 1, 2018, with prospective application to awards modified on or after the adoption date. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations upon adoption or for the year ended December 31, 2018.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. The FASB has issued several updates to the standard which: (i) clarify the application of the principal versus agent guidance, (ii) clarify the guidance relating to performance obligations and licensing, (iii) clarify the assessment of the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts and (iv) clarify the narrow aspects of Topic 606 or correct unintended application of the guidance (collectively, ASC 606). ASC 606 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products and/or services are transferred to customers. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. To date, the Company has not had any arrangements that are within the scope of ASC 606 or its predecessor. The Company will adopt this standard as of January 1, 2019 in connection with its first revenue arrangement entered into on January 2, 2019.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), Amendments to the FASB Accounting Standards Codification (ASC 842), which replaces the existing guidance for leases. ASC 842 requires the identification of arrangements that should be accounted for as leases by lessees. In general, for lease arrangements exceeding a twelve-month term, these arrangements must now be recognized as assets and liabilities on the balance sheet of the lessee. Under ASC 842, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amount recorded for existing leases at the date of adoption of ASC 842 must be calculated using the applicable incremental borrowing rate at the date of adoption. This guidance is effective for the Company on January 1, 2020, with early adoption permitted. The Company is currently assessing the potential impact that ASC 842 may have on its consolidated financial statements and related disclosures.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (ASU 2017-11). Part I of this standard applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II of this standard replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is effective for the Company on January 1, 2020, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2017-11 may have on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance generally consistent with the accounting for employee share-based compensation. The guidance is effective for the Company on January 1, 2020, with early adoption permitted. The Company intends to early-adopt this guidance January 1, 2019. The Company is currently evaluating the potential impact that ASU 2018-07 may have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which modifies the disclosure requirements on fair value measurements with respect to Level 3 rollforwards, timing of liquidation of investments in certain entities that calculate net asset value, and measurement uncertainty. ASU 2018-13 is effective for the Company on January 1, 2020, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2018-13 may have on its consolidated financial statements and related disclosures.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (ASU 2018-18). The main provisions of ASU 2018-18 include: (i) clarifying that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and (ii) precluding the presentation of transactions with collaborative arrangement participants that are not directly related to sales to third parties together with revenue. This standard will be adopted concurrent with the Company’s initial application of ASC 606 in connection with its first revenue arrangement entered into on January 2, 2019.

3. Fair value measurements

The following tables present information about the Company’s assets measured at fair value on a recurring basis as of December 31, 2017 and 2018, and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	DECEMBER 31, 2017
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	NOT SUBJECT TO LEVELING (1)
Assets:
Cash equivalents:
Money market funds	$126,767	$—	$—	$—	$126,767

	$126,767	$—	$—	$—	$126,767

	DECEMBER 31, 2018
	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	NOT SUBJECT TO LEVELING (1)
Assets:
Cash equivalents:
Money market funds	$17,508	$—	$—	$—	$17,508

Investments:
U.S. Treasury bonds	70,771	—	70,771	—	—

	$88,279	$—	$70,771	$—	$17,508

(1)	Certain cash equivalents that are valued using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

As of December 31, 2017 and 2018, the Company’s cash equivalents consisted of money market funds invested in U.S. Treasury securities with original maturities of less than 90 days from the date of purchase.

The fair value of the Company’s investments, which consisted of U.S. Treasury bonds as of December 31, 2018, were determined using Level 2 inputs. During the years ended December 31, 2017 and 2018 there were no transfers between Level 1, Level 2 and Level 3.

4. Investments

As of December 31, 2018, the fair value of available-for-sale investments by type of security was as follows (in thousands):

	DECEMBER 31, 2018
	AMORTIZED COST	GROSS UNREALIZED GAIN	GROSS UNREALIZED LOSS	FAIR VALUE
Investments:
U.S. Treasury bonds	$70,780	$—	$(9)	$70,771

	$70,780	$—	$(9)	$70,771

The Company did not hold investments as of December 31, 2017.

Investments with original maturities of less than 90 days are included in cash and cash equivalents on the consolidated balance sheets and are not included in the table above. Investments with maturities of less than 12 months are considered current and those investments with maturities greater than 12 months are considered non-current. All of the Company’s investments held as of December 31, 2018 had original contractual maturities of less than 12 months.

The Company had 14 investments in an unrealized loss position as of December 31, 2018 with a fair value of $61.8 million. These investments have been in a loss position for less than 12 months and the Company considers the loss to be temporary in nature. Furthermore, the aggregate of individual unrealized losses as of December 31, 2018 was not significant. The Company does not intend to sell, and it is not more likely than not that the Company will be required to sell, the investments that are in an unrealized loss position before recovery of their amortized cost basis.

The Company did not recognize any realized gains or losses for the year ended December 31, 2018 relating to its available-for-sale investments.

5. Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	DECEMBER 31,
	2017	2018
Computer equipment and software	$77	$93
Furniture and fixtures	197	197
Laboratory equipment	4,631	6,513
Leasehold improvements	2,403	2,403
Construction in progress	219	63

	7,527	9,269
Less: Accumulated depreciation and amortization	(1,629)	(3,355)

	$5,898	$5,914

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2017 and 2018 was $1.4 million and $1.7 million, respectively.

6. Restricted cash

As of December 31, 2017 and 2018, the Company had restricted cash of $0.4 million, held as a letter of credit issued by an FDIC-insured financial institution as a security deposit, as required under the Company’s 500 Technology Square lease agreement. Restricted cash was classified as a non-current asset on the consolidated balance sheets because the associated lease term expires more than 12 months from the respective consolidated balance sheet date.

7. Accrued expenses

Accrued expenses consisted of the following (in thousands):

	DECEMBER 31,
	2017	2018
Accrued employee compensation	$1,428	$2,183
Accrued external research and development costs	716	702
Accrued professional services and consulting	201	989
Other accrued expenses	53	98

	$2,398	$3,972

8. Commitments and contingencies

Lease obligations

The Company leases building space at 500 Technology Square in Cambridge, Massachusetts (the 500 Tech Square Lease). Under the terms of the 500 Tech Square Lease, the Company leases approximately 19,823 square feet for $1.5 million per year in base rent, which is subject to a 2.5% annual rent increase plus certain operating expenses and taxes. The Company accounts for this lease as an operating lease. Rent expense is recognized on a straight-line basis over the lease term. The lease commenced on December 28, 2016 and expires on December 31, 2021. The Company has the option to extend the lease term for one 5-year extension period on the same terms and conditions as the current lease, subject to a change in base rent based on market rates. Upon execution of the lease agreement, the Company provided a security deposit of $0.4 million which is held in the form of a letter of credit and is classified as non-current restricted cash on the consolidated balance sheets. The lease provides the Company with a tenant improvement allowance of $1.2 million, which is recognized as deferred rent on the consolidated balance sheets and is being amortized as a reduction to rent expense on a straight-line basis over the lease term. Costs incurred related to the allowance will be capitalized as leasehold improvements.

The Company recognized rent expense of $1.2 million for each of the years ended December 31, 2017 and 2018.

As of December 31, 2018, future minimum commitments under the 500 Tech Square Lease were as follows (in thousands):

YEAR ENDED DECEMBER 31,	MINIMUM LEASE PAYMENTS
2019	$1,541
2020	1,580
2021	1,619
2022	—
2023	—
Thereafter	—

$4,740

Purchase commitments

Under the Company’s Sponsored Research Agreement with the University of Texas MD Anderson Cancer Center (MDACC), as amended, the Company is obligated to pay fixed quarterly cash payments to MDACC over the term of the agreement, which expires in February 2021. Under the terms of the agreement, the Company will pay MDACC a fixed amount in cash to fund the procurement of research and development resources, including equipment, materials and personnel (Direct Expenses) and an additional fixed amount in cash at the rate of 25% of Direct Expenses (Overhead Charges).

As of December 31, 2018, the Company’s future cash payments under this agreement are as follows (in thousands):

YEAR ENDED DECEMBER 31,	DIRECT EXPENSES	OVERHEAD CHARGES	TOTAL
2019	$1,250	$313	$1,563
2020	1,250	313	1,563
2021	104	26	130
2022	—	—	—
2023	—	—	—
Thereafter	—	—	—

	$2,604	$652	$3,256

The Company is also obligated to make additional quarterly payments pursuant to the Sponsored Research Agreement, as amended, payable in the form of a fixed number of the Company’s Series B redeemable convertible preferred stock throughout the remainder of the agreement, which expires in February 2021.

Under the Sponsored Research Agreement, as amended, the Company can terminate for convenience subject to certain trailing obligations.

The Company also has a license agreement with MDACC under which the Company is obligated to pay milestone payments upon the achievement of development, regulatory and commercial milestones and payments upon the execution of sublicenses for qualifying products, in addition to potential royalty payments on commercial products. Furthermore, the Company is obligated to make a one-time payment to MDACC of amounts ranging from $20.0 million to $150.0 million, if by November 12, 2019, the Company is acquired or the Company closes an equity financing, which includes this offering, and the price per share in such acquisition or equity financing (defined as the average of the closing sale prices for our common stock for the 30 consecutive trading days immediately preceding the closing), is equal to or in excess of the agreed upon price triggers equating to Company valuations of approximately $1.4 billion to $5.8 billion. If these payments were to be triggered the Company may elect, at its sole discretion, to make such payments in cash or by the issuance of its common stock. Further, all amounts paid to MDACC for royalties, milestones, and sublicensing consideration will be credited against any such payments that become due. Due to the variable and contingent nature of these payments, they are excluded from the table above.

Additionally, the Company has a license agreement with Kayla Therapeutics S.A.S. (Kayla) under which the Company is obligated to pay milestone payments upon the achievement of development and regulatory milestones and payments upon execution of sublicenses, in addition to potential royalty payments on commercial products. Due to the variable and contingent nature of these payments, they are excluded from the table above.

Purchase orders

The Company has agreements with third parties for various services, including services related to preclinical operations and support, for which the Company is not contractually able to terminate for convenience to avoid future obligations to the vendors. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, the Company is contractually obligated to make certain payments to vendors, primarily to reimburse them for their unrecoverable outlays incurred prior to cancelation. The actual amounts the Company could pay in the future to the vendors under such agreements may differ from the purchase order amounts due to cancellation provisions.

Indemnification agreements

The Company enters into standard indemnification agreements and/or indemnification sections in other agreements in the ordinary course of business. Pursuant to the agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company does not believe that the outcome of any existing claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it had not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2017 or 2018.

Legal proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of FASB ASC Topic 450, Contingencies. The Company expenses as incurred the costs related to its legal proceedings.

9. Common stock

As of December 31, 2017 and 2018, the Company’s Third Amended and Restated Certificate of Incorporation (the Certificate of Incorporation) authorized the Company to issue 120,000,000 shares of $0.0001 par value common stock.

Prior to November 17, 2017, the authorized capital stock of the Company included two designated classes of common stock, par value $0.0001 per share, comprising Class A Common Stock and Class F Common Stock. On January 21, 2016, all of the authorized and outstanding shares of Class F Common Stock were converted into shares of Class A Common Stock upon the close of the Company’s Series B redeemable convertible preferred stock financing round. On November 17, 2017, the Company amended its Certificate of Incorporation to simplify its capital structure. As a result of this change, each share of issued and outstanding Class A Common Stock became one share of common stock of the Company, creating a single class of common stock. These changes were administrative in nature and not consequential, with no change in the underlying value of the shares. As there was no incremental value associated with the modification of the stock, there were no accounting implications resulting from this change.

The voting, dividend and liquidation rights of the holders of shares of common stock are subject to and qualified by the rights, powers and preferences of the holders of shares of the Company’s redeemable convertible preferred stock. The rights, preferences and privileges of the Company’s common stock are as follows:

Voting

The holders of shares of common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the Company’s stockholders.

Dividends

The holders of shares of common stock are not entitled to receive dividends.

Liquidation

After the payment of all preferential amounts required to be paid to the holders of shares of the Company’s redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each such holder.

Shares reserved

As of December 31, 2017 and 2018, the Company had the following shares of common stock reserved for future issuance:

	DECEMBER 31,
	2017	2018
Series A redeemable convertible preferred stock	33,200,000	33,200,000
Series B redeemable convertible preferred stock	20,395,830	20,479,162
Series C redeemable convertible preferred stock	20,204,079	20,204,079
Common stock reserved for exercises of outstanding stock options issued under the 2015 Stock Option and Grant Plan, as amended	14,422,004	22,544,061
Common stock reserved for issuances under the 2015 Stock Option and Grant Plan, as amended	2,577,996	2,354,392

	90,799,909	98,781,694

10. Redeemable convertible preferred stock

As of December 31, 2017 and 2018, the Certificate of Incorporation authorized the Company to issue 74,804,100 shares of $0.0001 par value redeemable convertible preferred stock, of which 33,200,000 shares have been designated as Series A (the Series A Preferred Stock), 21,400,000 shares have been designated as Series B (the Series B Preferred Stock), and 20,204,100 shares have been designated as Series C (the Series C Preferred Stock) (collectively, the Redeemable Convertible Preferred Stock).

On November 12, 2015, the Company entered into a Series A and Series B Preferred Stock Purchase Agreement (the Stock Purchase Agreement). On November 12, 2015, the Company issued 29,700,000 shares of Series A Preferred Stock at $1.00 per share for aggregate cash proceeds of $29.7 million, less issuance costs of $0.2 million. In connection with the financing, the Company settled all of its previously outstanding convertible notes with principal totaling $1.3 million through the issuance of 1,300,000 shares of Series A Preferred Stock, pursuant to the original terms of the underlying debt (the 2015 Notes). The Stock Purchase Agreement obligated the investors in the Series A Preferred Stock to purchase, and the Company to sell, a specified number of shares of Series B Preferred Stock at a predetermined price, seventy days following the close of the Series A Preferred Stock financing round (the Series B Forward Contract).

On January 21, 2016, the Company issued 20,333,331 shares of Series B Preferred Stock at $3.00 per share for aggregate cash proceeds of $61.0 million, less issuance costs of less than $0.1 million. The Series B Forward Contract was settled upon the closing of the Series B Preferred Stock financing round.

The Company concluded that the Series B Forward Contract met the definition of a freestanding financial instrument, as it was legally detachable and separately exercisable from the Series A Preferred Stock. Therefore, the Series B Forward Contract was measured at fair value at each reporting period based on a forward contract model that considered the estimated fair value of the Series B Preferred Stock at the valuation date, the remaining time to maturity, a risk-free rate commensurate with the remaining time to maturity, and the exercise price based on the contractual terms. The purchase price exceeded the estimated fair value of the Series B Preferred Stock at the expected settlement date resulting in an asset. The aggregate fair value of the Series B Forward Contract totaling $8.3 million was recorded as part of the consideration received for the Series A Preferred Stock sale on November 12, 2015 and was recorded against the Series B Preferred Stock carrying value upon settlement on January 21, 2016.

On November 17, 2017, the Company issued 20,204,079 shares of Series C Preferred Stock at $3.7876 per share for aggregate cash proceeds of $76.5 million, less issuance costs of $0.2 million. The issuance of the Series C Preferred Stock resulted in changes to certain terms of the Series A Preferred Stock and Series B Preferred Stock, primarily to align the rights of all preferred stockholders in a liquidation scenario. The Company concluded such changes lacked sufficient significance and therefore were consistent with a modification rather than an extinguishment. These changes were administrative in nature and not consequential, with no change in the underlying value of the shares. Since the Company concluded there was no incremental value associated with the modification, there was no impact to the accounting for the Series A Preferred Stock or the Series B Preferred Stock.

The Company assessed each series of Redeemable Convertible Preferred Stock for any embedded derivatives. The Company determined that each series of Redeemable Convertible Preferred Stock represented an equity host under FASB ASC Topic 815, Derivatives and Hedging (ASC 815). The Company’s analysis was based on a consideration of all stated and implied substantive terms and features of each hybrid financial instrument and weighing those terms and features on the basis of the relevant facts and circumstances. None of the embedded features in the Redeemable Convertible Preferred Stock require bifurcation because either they are considered to be clearly and closely related to the preferred equity host, or they do not meet the net settlement characteristic of a derivative.

The Company accounts for potentially beneficial conversion features under FASB ASC Topic 470-20, Debt with Conversion and Other Options (ASC 470-20). At the time of the issuance of the Redeemable Convertible Preferred Stock, the Company’s common stock into which each series of the Company’s Redeemable Convertible Preferred Stock is convertible had an estimated fair value less than the effective conversion price of the Redeemable Convertible Preferred Stock. Therefore, there was no intrinsic value on the respective commitment dates. As such, the Company concluded there are no beneficial conversion features associated with the Redeemable Convertible Preferred Stock.

In accordance with the guidance in FASB ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), the Company’s Redeemable Convertible Preferred Stock is classified outside of stockholders’ (deficit) equity because the shares contain redemption features that are not solely within the control of the Company. Pursuant to the guidance in ASC 480, the Company has recorded the shares upon issuance at their fair value or original issuance price less issuance costs, as stipulated by their terms, and has elected to recognize changes in redemption value immediately as they occur through adjustments to the carrying amounts of the instruments at the end of each reporting period. The Company will record accretion to the carrying value of the Redeemable Convertible Preferred Stock to equal redemption value at the end of each reporting period unless the carrying value exceeds the redemption value at such date. In the case of the Series A Preferred Stock, the carrying value exceeds the redemption value for all periods presented; therefore, no accretion of dividends was recorded as of December 31, 2017 or 2018.

The Company’s Redeemable Convertible Preferred Stock consisted of the following (in thousands, except share amounts):

	AS OF DECEMBER 31, 2017
	PREFERRED SHARES AUTHORIZED	PREFERRED SHARES ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	33,200,000	33,200,000	$41,738	$38,857	33,200,000
Series B	21,400,000	20,395,830	70,735	70,673	20,395,830
Series C	20,204,100	20,204,079	77,263	77,263	20,204,079

	74,804,100	73,799,909	$189,736	$186,793	73,799,909

	AS OF DECEMBER 31, 2018
	PREFERRED SHARES AUTHORIZED	PREFERRED SHARES ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A	33,200,000	33,200,000	$41,738	$41,513	33,200,000
Series B	21,400,000	20,479,162	75,900	75,827	20,479,162
Series C	20,204,100	20,204,079	83,385	83,385	20,204,079

	74,804,100	73,883,241	$201,023	$200,725	73,883,241

The rights, preferences and privileges of the Redeemable Convertible Preferred Stock are as follows:

Voting

On any matter presented to the stockholders for their action or consideration, each holder of outstanding shares of Redeemable Convertible Preferred Stock is entitled to cast the number of votes equal to the number of shares of the Company’s common stock into which the shares of Redeemable Convertible Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise provided, holders of the Company’s Redeemable Convertible Preferred Stock will vote together with the holders of the Company’s common stock as a single class. The holders of the Company’s Redeemable Convertible Preferred Stock, exclusively and as a single class on an as-converted basis, are entitled to elect two members of the Company’s board of directors.

A vote constituting 60% of the outstanding shares of Redeemable Convertible Preferred Stock, voting as a single class on an as-converted basis, is required to liquidate or dissolve the Company, effect a merger, amend the Certificate of Incorporation or By-Laws, create shares that would rank senior to or authorize additional shares of Redeemable Convertible Preferred Stock, reclassify or alter any of the existing securities of the Company, authorize or issue any debt security of $1.0 million or more, change the amount of capital stock held in any direct or indirect subsidiary, declare a dividend or make a distribution (except for a dividend or distribution on Redeemable Convertible Preferred Stock), or change the authorized number of directors constituting the Company’s board of directors.

Dividends

The holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock are entitled to receive dividends at a rate per annum of $0.08, $0.24, and $0.303 per share, respectively, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Redeemable Convertible Preferred Stock (the Accruing Dividends). Dividends accrue from day to day, whether or not declared, and are cumulative, although the Accruing Dividends are payable only when, as, and if declared by the board of directors. Additionally, Accruing Dividends are payable upon liquidation, dissolution, or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation) and upon redemption, whether or not declared. As of December 31, 2018, no dividends have been declared or paid by the Company since its inception. The Company’s cumulative dividends on its Redeemable Convertible Preferred Stock were as follows (in thousands):

	DECEMBER 31,
	2017	2018
Series A	$5,657	$8,313
Series B	9,486	14,389
Series C	738	6,860

	$15,881	$29,562

No dividends may be declared, paid or set aside to any other class or series of capital stock unless, in addition to obtaining any consents otherwise required by the Certificate of Incorporation, the holders of the Redeemable Convertible Preferred Stock first receive a dividend on each outstanding share in an amount at least equal to the sum of: (i) all accrued and unpaid dividends and (ii) in the case of a dividend being distributed to common stock or any class or series that is convertible into common stock, the equivalent dividend on an as-converted basis or (iii) in the case of a dividend being distributed on a series or class not convertible into common stock, an additional dividend equal to a dividend rate on each series of Redeemable Convertible Preferred Stock calculated based on the respective original issue price of $1.00 per share for the Series A Preferred Stock, $3.00 per share for the Series B Preferred Stock and $3.7876 per share for the Series C Preferred Stock (collectively, the Original Issue Price).

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event, as defined in the Certificate of Incorporation, the holders of shares of Redeemable Convertible Preferred Stock then outstanding are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to stockholders before any payment is made to the holders of common stock, an amount per share equal to the greater of: (i) the applicable Original Issue Price for such series, plus any dividends accrued but unpaid thereon whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) the amount per share as would have been payable in respect of each share of the Redeemable Convertible Preferred Stock, had each such share been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. In the event the assets of the Company available for distribution to stockholders are insufficient to pay the holders of shares of Redeemable Convertible Preferred Stock the full amount to which they are entitled, the holders of shares of Redeemable Convertible Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable if it were paid in full.

Conversion

Each share of Redeemable Convertible Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder, into the number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable Original Issue Price for such shares, by the applicable conversion price. The applicable conversion prices are initially equal to $1.00 per share for Series A Preferred Stock, $3.00 per share for Series B Preferred Stock, and $3.7876 per share for Series C Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s Certificate of Incorporation.

Each share of Redeemable Convertible Preferred Stock will be automatically converted into shares of the Company’s common stock at the applicable conversion ratio then in effect upon either: (i) the closing of the sale of shares of the Company’s common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement, resulting in at least $75.0 million of gross proceeds, or (ii) the vote or written consent of at least 60% of the holders of the Redeemable Convertible Preferred Stock, voting as a single class.

Redemption

The shares of Redeemable Convertible Preferred Stock will be redeemed by the Company at a price equal to the applicable Original Issue Price per share, plus any Accruing Dividends accrued but unpaid thereon (whether or not declared), together with any other dividends declared but unpaid thereon, in three annual installments commencing not more than 60 days after the written election of at least 60% of the holders of the Redeemable Convertible Preferred Stock, voting as a single class, on or after November 17, 2022.

11. Stock-based compensation

Stock plans

On November 12, 2015, the Company’s board of directors adopted the 2015 Stock Option and Grant Plan, as amended on June 8, 2016 (the 2015 Plan). The 2015 Plan allows the Company to grant incentive stock options, non-qualified stock options, restricted stock units and restricted stock awards to the Company’s employees, members of the board of directors, and consultants. The 2015 Plan is administered by the board of directors, who has the power and authority to determine the terms of grants, provided that generally the exercise price per share of stock options granted may not be less than 100% of the fair market value of a share of the Company’s common stock on the date of grant and the term of stock options granted may not exceed ten years.

The number of shares initially reserved for issuance under the 2015 Plan was 8,400,000 shares of Class A Common Stock. The reserved shares of Class A Common Stock for issuance of awards under the 2015 Plan were increased by 3,000,000 shares on February 19, 2016 and by 5,600,000 shares on June 8, 2016. On November 17, 2017, the aggregate 17,000,000 shares of Class A Common Stock reserved for issuance of awards under the 2015 Plan converted into 17,000,000 shares of common stock and all previously issued shares of Class A Common Stock became common stock. Additionally, all awards outstanding under the 2015 Plan as of November 17, 2017 became awards for the purchase of shares of common stock instead of for the purchase of shares of Class A Common Stock. The reserved shares of common stock for issuance of awards under the 2015 Plan were increased by 4,000,000 shares on January 22, 2018 and by 4,000,000 shares on October 4, 2018. Accordingly, the total number of shares of common stock reserved for issuance under the 2015 Plan as of December 31, 2018 was 25,000,000. As of December 31, 2017 and 2018 there were 2,577,996 and 2,354,392 shares, respectively, available for future issuance under the 2015 Plan.

As of December 31, 2018, the Company has granted service-based awards, which vest over a defined period of service, and performance-based and market-based awards, which vest upon the achievement of defined conditions. Service-based awards generally vest over a four-year period, with the first 25% vesting following twelve months of continued employment or service, and the remainder vesting in twelve quarterly installments over the following three years. In 2016 and 2018, the Company granted stock option awards to certain employees with terms that allow for vesting upon the achievement of performance conditions specific to the Company’s corporate goals, including but not limited to certain research, business development and liquidity milestones. Also in 2018, the Company granted a stock option award to a non-employee with service conditions that provide for accelerated vesting upon the consummation of an initial public offering. Additionally, in 2016 the Company granted stock option awards to an executive with terms that provide for vesting upon the achievement of both performance and market conditions, as the awards vest upon the occurrence of certain events, including the consummation of an initial public offering, and market conditions subject to a specified return to certain of the Company’s investors.

The Company’s stock options expire after approximately ten years from the date of grant. As of December 31, 2018, the Company does not hold any treasury shares. Upon stock option exercise, the Company issues new shares and delivers them to the participant.

Stock options

The following table summarizes the Company’s stock option activity for the years ended December 31, 2017 and 2018:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE (1)
			(In years)	(In thousands)
Outstanding as of December 31, 2016	13,825,596	$0.42
Granted	1,137,400	0.42
Exercised	—	—
Forfeited	(540,992)	0.42

Outstanding as of December 31, 2017	14,422,004	$0.42	8.36	$12,691
Granted	10,898,814	1.33
Exercised	(101,547)	0.42
Forfeited	(2,675,210)	0.68

Outstanding as of December 31, 2018	22,544,061	$0.83	8.25	$19,594

Exercisable as of December 31, 2017	5,664,350	$0.42	8.23	$4,985
Vested and expected to vest as of December 31, 2017	13,050,004	$0.42	8.38	$11,484
Exercisable as of December 31, 2018	8,367,639	$0.48	7.41	$10,242
Vested and expected to vest as of December 31, 2018	21,247,061	$0.86	8.32	$17,933

(1)	Aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock as of December 31, 2017 and 2018.

The weighted average grant date fair value per share of options granted during the years ended December 31, 2017 and 2018 was $0.28 and $0.86, respectively.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2018 was $0.1 million. No stock options were exercised during the year ended December 31, 2017.

Stock option valuation

Service-based awards

The key assumptions used in the Black-Scholes option pricing model on the date of grant for options granted to employees and directors with service-based vesting conditions were as follows, presented on a weighted average basis:

	YEAR ENDED DECEMBER 31,
	2017	2018
Risk-free interest rate	2.05%	2.79%
Expected term (in years)	6.25	6.25
Expected volatility	72.65%	68.48%
Expected dividend yield	0.00%	0.00%
Fair value per share of common stock	$0.42	$1.34

The key assumptions used in the Black-Scholes option pricing model on the date of grant for options granted to non-employees with service-based vesting conditions were as follows, presented on a weighted average basis:

YEAR ENDED DECEMBER 31, 2018
Risk-free interest rate	2.75%
Expected term (in years)	10.00
Expected volatility	68.73%
Expected dividend yield	0.00%
Fair value per share of common stock	$1.30

The Company did not grant any options to non-employees during the year ended December 31, 2017.

Performance-based awards

The key assumptions used in the Black-Scholes option pricing model on the date of grant for performance-based awards granted to employees were as follows, presented on a weighted average basis:

YEAR ENDED DECEMBER 31, 2018
Risk-free interest rate	2.74%
Expected term (in years)	5.26
Expected volatility	68.21%
Expected dividend yield	0.00%
Fair value per share of common stock	$1.30

The Company did not grant any performance-based awards during the year ended December 31, 2017.

Market-based awards

In 2016, the Company granted stock options to an executive with both performance and market conditions. The weighted-average grant date fair value per share of such awards using a Monte Carlo simulation approach was up to $0.27.

Restricted stock

In 2015, the Company issued an aggregate of 10,000,000 shares of Class A Common Stock to two of its non-employee founders outside of the 2015 Plan for their services as consultants to the Company. The awards were granted pursuant to separate restricted stock agreements, at a purchase price of $0.0001 per share. The shares of Class A Common Stock underlying the awards converted into 10,000,000 shares of common stock on November 17, 2017. Upon issuance, 25% of the shares vested immediately, and the remaining shares vested in equal monthly installments over a three-year period. The shares were issued under the terms of their respective restricted stock agreements and were subject to repurchase by the Company upon the holder’s termination of their service relationship with the Company. The common stock held by the founders have the same rights of the Company’s other outstanding shares of common stock. All unvested shares were held in escrow by the Company, including all dividends and any other distributions declared on the shares, until the shares vested. The restricted common stock was subject to the Company’s right to repurchase at the original purchase price per share until vested.

The following table summarizes the Company’s restricted stock activity for the years ended December 31, 2017 and 2018:

	NUMBER OF RESTRICTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Unvested as of December 31, 2016	4,166,688	$0.42
Issued	—	—
Vested	(2,499,984)	0.42

Unvested as of December 31, 2017	1,666,704	$0.42
Issued	—	—
Vested	(1,666,704)	0.42

Unvested as of December 31, 2018	—	$—

The aggregate fair value of restricted shares that vested during the years ended December 31, 2017 and 2018 was $1.4 million and $2.2 million, respectively, based on the estimated fair value of the underlying stock on the day of vesting.

Stock-based compensation expense

The following table presents the components and classification of stock-based compensation expense for the years ended December 31, 2017 and 2018, as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2017	2018
Research and development	$1,755	$4,035
General and administrative	496	1,326

	$2,251	$5,361

Stock options	$987	$3,040
Restricted stock	1,264	2,321

	$2,251	$5,361

Employee	$792	$2,081
Non-employee	1,459	3,280

	$2,251	$5,361

As of December 31, 2017 and 2018, excluding awards with market conditions and/or performance conditions, the total unrecognized compensation expense related to the Company’s option awards was $2.8 million and $8.8 million, respectively, which the Company expects to recognize over a weighted-average period of approximately 2.23 years and 3.02 years, respectively. This amount is subject to change as the unvested portion of stock options granted to non-employees is subject to re-measurement over the vesting period. As of December 31, 2017, the total unrecognized compensation expense related to the Company’s restricted stock awards was $2.2 million, which the Company expects to recognize over 0.67 years. As the Company’s restricted stock awards were fully vested as of December 31, 2018, there was no remaining unrecognized compensation expense for these awards. The Company recognized expense of less than $0.1 million and $0.3 million during the years ended December 31, 2017 and 2018, respectively, related to performance awards that vested upon achievement of their underlying performance condition.

12. Significant agreements

MDACC sponsored research agreement

In November 2015, the Company entered into a Sponsored Research Agreement (the Research Agreement) with MDACC. Under the Research Agreement, the Company engaged MDACC to perform research and development services relating to its technology on patients suffering with cancer (the Research Program). MDACC is obligated to use reasonable efforts to conduct the Research Program and will furnish the facilities necessary to carry out the program. The Research Program may be amended from time to time during the term, by agreement of the parties, to modify the current Research Program or to add additional research projects for inclusion as part of the Research Program. The Research Agreement provides the Company with an option to negotiate a license to certain other technology derived from the program in the field of exosome technology. The term of the Research Agreement was originally scheduled to expire in November 2018. The Research Agreement was subsequently amended in February 2017 and in April 2018 to extend the term of the Research Agreement to February 2021 and to modify the payment terms of the Research Agreement (the Amended Research Agreement). Under the Amended Research Agreement, the Company can terminate for convenience subject to certain trailing obligations.

Under the terms of the Amended Research Agreement, the Company is obligated to pay fixed tiered quarterly cash payments (the Quarterly Payments) and to issue a fixed number of shares of its Series A Preferred Stock or Series B Preferred Stock to MDACC in consideration for the research services. The Quarterly Payments consist of the following: (i) Direct Expenses comprising $1.0 million payable to MDACC in the first year and $1.25 million payable in years two through five, and (ii) Overhead Charges of 25% of the Direct Expenses. In addition to the Quarterly Payments, the Company is also obligated to issue an aggregate of 200,000 shares of Series A Preferred Stock in the first year of the arrangement and 20,833 shares of Series B Preferred Stock, quarterly, in years two through five of the Amended Research Agreement. The Company recognizes the payments made to MDACC as research and development expense as incurred. The shares to be issued are expensed on the date the associated Quarterly Payment is due based on the estimated fair value of the underlying series of Redeemable Convertible Preferred Stock on such date. Subsequent to issuance, the Series A Preferred Stock and Series B Preferred Stock issued to MDACC is accounted for consistent with all other outstanding shares of the respective series of Redeemable Convertible Preferred Stock.

For the years ended December 31, 2017 and 2018, the Company recognized expense for the estimated fair value of the 83,332 shares of Series B Preferred Stock that were due to MDACC totaling $0.3 million. For the years ended December 31, 2017 and 2018, the Company recognized expense for the Direct Expenses and Overhead Charges associated with research services performed by MDACC of $1.5 million and $1.6 million, respectively.

MDACC in-license agreement

In November 2015, the Company entered into a Patent and Technology License Agreement with MDACC, as amended in April 2018 (the MDACC License Agreement). Pursuant to the MDACC License Agreement, the Company holds exclusive worldwide license rights to certain intellectual property relating to the use of exosomes for diagnostic and therapeutic applications and a non-exclusive worldwide license under certain related technologies, with the right to grant sublicenses. The Company also obtained the exclusive right of first negotiation, for a specified time period, for a license to certain of MDACC’s rights in future exosome technology.

Pursuant to ASC 730, the Company determined that the assets acquired represent in-process research and development with no alternative future use. Therefore, the value of the consideration given for the licenses is expensed to acquired in-process research and development in the period in which it is incurred.

In consideration for entering into the MDACC License Agreement, the Company paid an up-front nonrefundable license fee in the form of 5,000,000 shares of Class A Common Stock and one share of Class F Common Stock. The Class F Common Stock converted to 770,000 shares of Class A Common Stock upon the closing of the Company’s Series B Preferred Stock financing on January 21, 2016. The collective 5,770,000 shares of Class A Common Stock converted into 5,770,000 shares of the Company’s common stock on November 17, 2017. The Company expensed an aggregate of $2.4 million to acquired in-process research and development expense in the year ended December 31, 2015 based on the fair value of common stock issued to MDACC at the effective date of the agreement.

Under the terms of the MDACC License Agreement, the Company is responsible for all patent costs incurred by MDACC for the underlying licensed technology in excess of $1.5 million from the effective date of the agreement through February 1, 2021, and for all patent costs incurred or invoiced after this date. In consideration for MDACC’s agreement to pay patent expenses up to the specified amount of $1.5 million, the Company issued 1,500,000 shares of Series A Preferred Stock to MDACC on November 12, 2015. The Company expensed $1.8 million as acquired in-process research and development expense in the year ended December 31, 2015 related to the fair value of Redeemable Convertible Preferred Stock issued. As of December 31, 2017 and 2018, there was approximately $1.1 million and $1.0 million, respectively, remaining for funding by MDACC of patent-related costs under the MDACC License Agreement.

Pursuant to the MDACC License Agreement, the Company is also required to make future payments to MDACC upon the occurrence of events related to the development of products and upon the achievement of certain developmental and regulatory approval milestones up to an aggregate of $11.9 million, comprising up to $2.4 million for diagnostic products and up to $9.5 million for therapeutic products. The Company may at its discretion pay up to $4.4 million in such contingent payments in cash or through the issuance of equity in the form of Redeemable Convertible Preferred Stock or common stock, as applicable. Such payments will be expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved. In addition, the Company is obligated to pay certain payments upon the execution of sublicenses for qualifying products, as well as single digit percentage royalty payments on net sales from a licensed product.

For additional potential payments the Company may be obligated to pay in the event of an acquisition of the Company or an equity financing by the Company, including the Company’s initial public offering, by November 12, 2019, see the relevant disclosure in Note 8 above.

The MDACC License Agreement will continue until the last to occur of: (i) the expiration of all patents issued underlying the licenses conveyed, (ii) the cancellation, withdrawal or express abandonment of all patent rights underlying the licenses conveyed or (iii) the fifteenth anniversary of the effective date of the agreement. Upon expiration of the MDACC License Agreement, the licenses granted will automatically convert to a fully-paid irrevocable and perpetual license. The Company may terminate the license for convenience upon 180 days prior written notice to MDACC. The license automatically terminates upon the Company’s bankruptcy, if the Company challenges the validity or enforceability of any of the licensed patent rights, or if the Company fails to make a number of payments in a timely manner over a specified period of time. Additionally, MDACC may terminate the license for the Company’s breach subject to certain specified cure periods.

As of December 31, 2017 and 2018, no milestones had been achieved, nor had any royalties, sublicensing fees or other contingent payments been incurred under the MDACC License Agreement. The Company did not make any payments to MDACC for the years ended December 31, 2017 or 2018 with respect to the MDACC License Agreement.

Kayla Therapeutics S.A.S license agreement

On November 6, 2018, the Company entered into a License Agreement with Kayla pursuant to which it obtained a worldwide, sublicensable license under certain patent rights and to related know-how and methods to research, develop, manufacture and commercialize compounds and products covered by such patent rights in all diagnostic, prophylactic and therapeutic uses (the Kayla License Agreement). Such license rights include certain exclusive rights to the STING agonist compound used in the Company’s exoSTING product candidate.

Pursuant to ASC 730, the Company determined that the assets acquired represent in-process research and development with no alternative future use. Therefore, the value of the consideration given for the licenses is expensed to acquired in-process research and development in the period in which it is incurred.

In consideration for entering into the Kayla License Agreement, the Company paid an up-front payment of $6.5 million in cash and issued 924,068 shares of common stock. The Company recorded an aggregate of $8.1 million to acquired in-process research and development expense during the year ended December 31, 2018 comprised of: (i) $6.5 million related to the cash payment and (ii) $1.6 million related to the issuance of its common stock based on the fair value of the Company’s common stock issued to Kayla at the effective date of the agreement.

Under the terms of the Kayla License Agreement, the Company is obligated to use commercially reasonable efforts to develop and commercialize products under the licensed patent rights, and is obligated to pay up to $100.0 million in cash payments and up to $13.0 million payable in shares of the Company’s common stock upon the achievement of specified clinical and regulatory milestones. Such payments will be expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved. Additionally, the Company is obligated to pay to Kayla a percentage of sublicensee payments, as applicable, and single digit percentage royalty payments on net sales from a licensed product. The royalty term is determined on a product-by-product and country-by-country basis and continues until the later of (i) the expiration of the last valid claim of the licensed patent rights that covers such product in such country, (ii) the loss or expiration of any period of marketing exclusivity for such product in such country, or (iii) ten years after the first commercial sale of such product in such country; provided that if the royalty is payable when no valid claim covers a given product in a given country, the royalty rate for sales of such product in such country is decreased. The Company may terminate the license agreement on a licensed compound-by-licensed compound basis and on a region-by region basis for any reason upon 30 days prior written notice to Kayla. The Company or Kayla may terminate the license agreement for the other’s material breach that remains uncured for 60 days after receiving notice thereof.

As of December 31, 2018, no milestones had been achieved, nor had any royalties, sublicensing fees or other contingent payments been incurred under the Kayla License Agreement.

13. Related parties

One of the Company’s founders and member of the board of directors as of December 31, 2017 and 2018 is a professor and chairman at MDACC. In connection with the Amended Research Agreement and the MDACC License Agreement, as of each of the years ended December 31, 2017 and 2018, the Company had outstanding common stock issued to MDACC of 4,760,250 shares. Additionally, the Company had outstanding Redeemable Convertible Preferred Stock issued to MDACC of 1,587,500 shares of Series A Preferred Stock as of December 31, 2017 and 2018, and 62,499 and 145,831 shares of Series B Preferred Stock as of December 31, 2017 and 2018, respectively. As of each of the years ended December 31, 2017 and 2018, the Company had $0.4 million in accrued expenses due to MDACC relating to these arrangements.

The Company has entered into agreements with two of its scientific co-founders, who served on the Company’s board of directors as of December 31, 2017 and 2018, pursuant to which it has granted 10,000,000 shares of restricted stock and 2,042,300 non-employee stock options for the performance of consulting services. There were no amounts payable under these agreements as of December 31, 2017 or 2018.

14. 401(k) plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches 50% of the first 6% of an employee’s deferral. The Company’s contributions are expensed in the year for which they are declared. For the year ended December 31, 2018, the Company recorded expense of $0.2 million for 401(k) match contributions. The Company did not match participant contributions during the year ended December 31, 2017.

15. Net loss per share and unaudited pro forma net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31,
	2017	2018
Numerator:
Net loss	$(26,951)	$(44,542)
Accretion of redeemable convertible preferred stock	(5,786)	(10,995)

Net loss attributable to common stockholders	$(32,737)	$(55,537)

Denominator:
Weighted average common shares outstanding, basic and diluted	18,838,510	21,395,300

Net loss per share attributable to common stockholders, basic and diluted	$(1.74)	$(2.60)

The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have been anti-dilutive:

	YEAR ENDED DECEMBER 31,
	2017	2018
Series A redeemable convertible preferred stock	33,200,000	33,200,000
Series B redeemable convertible preferred stock	20,395,830	20,479,162
Series C redeemable convertible preferred stock	20,204,079	20,204,079
Outstanding stock options	14,422,004	22,544,061
Unvested restricted common stock	1,666,704	—

	89,888,617	96,427,302

Unaudited pro forma net loss per share

The following table summarizes the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

Year ended December 31, 2018
Numerator:
Net loss attributable to common stockholders	$(55,537)
Accretion of redeemable convertible preferred stock	10,995
Stock-based compensation expense for stock-based awards with vesting conditions contingent upon an initial public offering	(493)

Pro forma net loss attributable to common stockholders	$(45,035)

Denominator:
Weighted average common shares outstanding, basic and diluted	21,395,300
Pro forma adjustment to reflect the automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	73,836,666

Pro forma weighted average common shares outstanding, basic and diluted	95,231,966

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.47)

16. Income taxes

During the years ended December 31, 2017 and 2018, the Company recorded no income tax benefits for the net operating losses incurred and research and development tax credits earned in each year or interim period due to its uncertainty of realizing a benefit from those items.

The reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate for the years ended December 31, 2017 and 2018 is as follows:

	YEAR ENDED DECEMBER 31,
	2017	2018
Federal statutory income tax rate	34.0%	21.0%
State taxes, net of federal benefit	6.2	7.4
Federal and state research and development credits	5.6	2.0
Non-deductible items	(3.9)	(1.3)
Impact of federal rate change	(20.3)	—
Change in valuation allowance	(21.8)	(29.3)
Other	0.2	0.2

Effective income tax rate	—%	—%

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	YEAR ENDED DECEMBER 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$9,841	$18,428
Capitalized license and research and development payments	2,018	4,130
Research and development credits	2,687	4,236
Deferred rent	357	284
Accrued bonus	353	479
Stock compensation	437	1,131
Other temporary differences	89	148

Total deferred tax assets	15,782	28,836
Valuation allowance	(15,399)	(28,445)

Deferred tax assets	383	391
Deferred tax liabilities:
Depreciation	(383)	(391)

Net deferred taxes	$—	$—

The Tax Cuts and Jobs Act (the Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 34% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign sourced earnings. As of December 31, 2017, the Company recognized a provisional amount of $5.5 million that was fully offset with a decrease in the valuation allowance of $5.5 million to account for the change in the federal tax rate. The Company remeasured certain deferred tax assets and liabilities based on the rates at which they are anticipated to reverse in the future, which is generally 21%. As of December 31, 2017, the Company did not have any foreign subsidiaries and the international aspects of the Act were therefore not applicable. The accounting for the Act was completed upon the filing of the Company’s 2017 U.S. corporate income tax return. During the year ended December 31, 2018, the Company did not make any adjustments to the provisional amounts recorded related to the Act.

As of December 31, 2018, the Company had federal and state net operating loss carryforwards of $67.4 million and $68.2 million, respectively, which may be available to offset future taxable income. During the year ended December 31, 2018, the Company generated a federal net operating loss of $31.0 million which has an indefinite carryforward period. The remaining $36.4 million of federal net operating loss carryforwards and the Company’s state net operating loss carryforwards would begin to expire in 2035. As of December 31, 2018, the Company had federal and state research and development credit carryforwards of $2.9 million and $1.4 million, respectively, which may be available to offset future income tax liabilities and which would begin to expire in 2035 and 2031, respectively. The federal and state income tax returns are generally subject to tax examinations for the tax years ending December 31, 2015 through 2018. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or foreign tax authorities to the extent utilized in a future period.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s cumulative net losses and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2017 and 2018. Management reevaluates the positive and negative evidence at each reporting period. Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2017 and 2018 were primarily due to the increase in net operating loss carryforwards and totaled $5.9 million and $13.0 million, respectively.

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2017 or 2018.

The Company does not have any uncertain tax positions. The Company has not conducted a study of its research and development credit carryforwards. This study may result in an adjustment to research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. Net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating losses and tax credit carryforwards.

It is the Company’s policy to include penalties and interest expense related to income taxes as a component of income tax expense, as necessary. As of December 31, 2017 and 2018, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations and comprehensive loss.

17. Subsequent events

Jazz collaboration and license agreement (unaudited)

Agreement summary

On January 2, 2019, the Company entered into a Collaboration and License Agreement (the Collaboration Agreement) with Jazz Pharmaceuticals Ireland Limited (Jazz) focused on the research, development and commercialization of exosome therapeutics to treat cancer. The Company granted Jazz an exclusive, worldwide, royalty-bearing license to use the Company’s engEx precision exosome engineering and manufacturing platform for the purpose of developing, manufacturing and commercializing exosome therapeutic candidates directed at up to five targets (each, a Development and Commercialization License).

Four of the targets were identified at the inception of the collaboration (the Initial Collaboration Targets) and Jazz has the option to select a fifth target in accordance with the terms of the Collaboration Agreement (an Additional Target). Jazz will also have the option to nominate an additional target (a Replacement Target) if two of the Initial Collaboration Targets fail prior to approval of an IND. As set forth in the Collaboration Agreement, early development will also include different engineered exosomes directed to the same target (each, a Backup Candidate).

Under the terms of the Collaboration Agreement, development will be overseen by a joint steering committee. The Company is responsible for the execution of preclinical and early clinical development of therapeutic candidates directed at all five targets through the initial Phase 1 or Phase 1/2 proof-of-concept studies. The Company is eligible to receive cost reimbursements from Jazz for certain of these pre-clinical and early clinical development activities. Following the conclusion of the applicable Phase 1 or Phase 1/2 study, Jazz will be responsible for future development, potential regulatory submissions and commercialization for each product. The Company has the option—subject to a one time veto by Jazz, which exercise of such veto may result in an additional $20.0 million milestone payment to the Company related to regulatory approval of the product—to participate in development and co-commercialization and cost/profit-sharing in the U.S. and Canada on up to two products pursuant to an agreed upon joint development/commercialization plan.

As part of the Collaboration Agreement, Jazz has paid the Company an up-front payment of $56.0 million. The Company is eligible to receive up to $20.0 million in preclinical development milestone payments across all five programs. The Company is also eligible to receive milestone payments totaling up to $200.0 million per product based on Investigational New Drug (IND) application acceptance, clinical and regulatory milestones, including approvals in the U.S., European Union and Japan, and sales milestones. In addition, the Company will receive tiered royalties on net sales of each approved product, with percentages ranging from mid-single digits in the lowest tier to high teens in the highest tier, excluding such net sales in the U.S. and Canada if the Company has exercised its option to co-commercialize the related product. Unless earlier terminated for the reasons set forth in the Collaboration Agreement, the Collaboration Agreement will remain in full force and effect on a country-by-country and product-by-product basis until the expiration of all royalty payment obligations for the country and product. Any expiration or termination of the Collaboration Agreement does not affect the rights and obligations of the parties that accrued prior to the expiration or termination date. Upon termination of the Collaboration Agreement, all licenses granted by the Company to Jazz will immediately terminate.

Accounting Analysis

The Company evaluated the Collaboration Agreement in accordance with the provisions of ASC No. 606, Revenue from Contracts with Customers (ASC 606). The Company concluded that the contract counterparty is a customer in the arrangement. The Company’s obligations under the collaboration arrangement comprise the following substantive criteria:

∎	Development and Commercialization Licenses for each of the Initial Collaboration Targets (each, a Development and Commercialization License Promise);

∎

Research services related to the conduct of the applicable work plan, which provides a framework for the applicable research activities, performed on a target-by-target basis, pursuant to a program aimed at identifying and evaluating exosome therapeutics directed to the individual targets (each such program for research activities, a Research Program) and sets forth the specific activities to be undertaken over the course of such Research Program, including the associated objectives and timelines therefor (each, a Work Plan) for each of the four Initial Collaboration Targets that are the subject of the collaboration (each, a Research Services Promise);

∎

Preclinical and clinical services related to the completion of the Early Development Plans (as defined below) for each of the four Initial Collaboration Targets that are the subject of the collaboration (each, a Development Services Promise);

∎

Material right associated with Jazz’s ability to obtain either: (i) a Development and Commercialization License, research services pursuant to an associated Work Plan, and preclinical and clinical services pursuant to an associated plan that describes the preclinical studies, manufacturing process development, and clinical development to be performed with respect to an applicable product candidate that the parties determine is suitable for IND-enabling studies (each such product candidate, a Development Candidate) and the associated timelines, budget and resource allocation therefor (each, an Early Development Plan) for an Additional Target or (ii) research services pursuant to an associated Work Plan and preclinical and clinical services pursuant to an associated Early Development Plan for an additional Research Program for one of the Initial Collaboration Targets (an Additional Research Program, and such material right, the Program Material Right Promise);

∎

Material right associated with Jazz’s ability to obtain a Development and Commercialization License, research services pursuant to an associated Work Plan and preclinical and clinical services pursuant to an associated Early Development Plan for a Replacement Target (the Replacement Target Material Right Promise); and

∎	Material rights associated with Jazz’s ability to obtain services with respect to non-GLP toxicology studies for two Backup Candidates (each a Backup Candidate Material Right Promise).

For purposes of evaluating the Collaboration Agreement in accordance with ASC 606, the Company has determined that the ability for Jazz to either nominate an Additional Target or request an Additional Research Program represents a material right because the pricing inherent in such option provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related goods and services to comparable customers. More specifically, the Development and Commercialization License and associated research services under the related Work Plan that would be provided pursuant to Jazz’s option to include an Additional Target within the scope of the arrangement would be provided at no additional cost to Jazz. Similarly, the research services under a Work Plan that would be provided upon an exercise of Jazz’s option to request an Additional Research Program would be provided at no additional cost to Jazz. Additionally, the Company has determined that the ability for Jazz to elect a Replacement Target represents a material right because the pricing inherent in such option provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related goods and services to comparable customers. Consistent with an Additional Target, to the extent Jazz requests that a Replacement Target be included within the scope of the arrangement, the Development and Commercialization License and associated research services under the related Work Plan would be provided at no additional cost to Jazz. Lastly, the Company determined that the ability for Jazz to request the Company to render services with respect to non-GLP toxicology studies for certain Backup Candidates represents a material right because the pricing inherent in such option also provides the customer with a discount that is incremental to the range of discounts that would otherwise be granted for the related services to comparable customers. Along the same lines as the other material rights, upon Jazz’s exercise, the Company would render services with respect to the conduct of non-GLP toxicology studies for one Backup Candidate for each of the first two Development Candidates at no cost to Jazz.

For purposes of evaluating the Collaboration Agreement in accordance with ASC 606, the Company determined that the Development and Commercialization License Promise for each of the Initial Collaboration Targets is neither capable of being distinct nor distinct within the context of the contract from the associated Research Services Promise and Development Services Promise. Due to the specialized nature of the services to be provided by the Company, specifically with respect to the Company’s proprietary expertise related to exosome engineering and manufacturing, the customer cannot benefit from or utilize the license without the research and development services. Moreover, the Company concluded that the Development and Commercialization License Promise, Research Services Promise and Development Services Promise for each individual target are interrelated to and interdependent on each other. Due to the nature of the services and capabilities of the parties, the customer cannot derive its intended benefit from the license without the accompanying research and development services to be performed pursuant to the underlying Work Plans and Early Development Plans. The nature of the combined performance obligation is to provide certain research and development services for targets that are designated for inclusion in the arrangement in order to transfer a combined item to the customer in the form of a product candidate for which human proof of concept has been established. As such, the Company has treated the Development and Commercialization License Promise, Research Services Promise and Development Services Promise related to each target as a combined performance obligation (each, a License and Services Performance Obligation). However, the Company has determined that the License and Services Performance Obligation associated with each target is distinct from the License and Services Performance Obligation for the other targets because: (i) Jazz can benefit from the license and research and development services for a given target on their own since the results related thereto can be evaluated discretely and (ii) each bundle for an individual target is separately identifiable since it does not affect either the Company’s ability to perform or Jazz’s ability to assess the program for any other target. Thus, the License and Services Performance Obligation for each target is a separate performance obligation. Each of the material right promises has been deemed a distinct performance obligation due to their nature as specified in ASC 606. Therefore, the Company has identified the following eight performance obligations in connection with its obligations under the Collaboration Agreement with Jazz:

∎

Combined performance obligation comprised of the Development and Commercialization License Promise, Research Services Promise and Development Services Promise for each of the four Initial Collaboration Targets;

∎

Material right associated with Jazz’s option to request either: (i) an Additional Target or (ii) an Additional Research Program (the Additional Target or Program Material Right Performance Obligation);

∎	Material right associated with Jazz’s option to request a Replacement Target (the Replacement Target Material Right Performance Obligation); and

∎	Material right associated with Jazz’s option to request certain Backup Candidates (the Backup Candidates Material Right Performance Obligations).

At inception of the arrangement, the Company measured the transaction price solely in reference to the $56.0 million non-refundable and non-creditable up-front payment. None of the variable consideration payable under the arrangement has been included in the transaction price at inception. The Company estimates the amount of variable consideration to which it expects to be entitled associated with cost reimbursements, development milestones and regulatory milestones using the most likely amount method. The Company has not included any cost reimbursements in the transaction price at inception due to the uncertainty around the Company’s receipt of such amounts as it is dependent upon viable product candidates progressing through development.

As part of the evaluation for the development milestone payments, the Company considers several factors, including the stage of development of the targets included in the arrangement, the risk associated with the remaining development work required to achieve the milestone and whether or not the achievement of the milestone is within the Company’s control. All development milestone payments have been excluded from the transaction price at inception due to the uncertainty of initiating the specified phase of preclinical development, achieving the associated development criteria or receiving approval or acknowledgement from the relevant regulatory authorities. Regulatory milestone payments will be excluded from the transaction price until the associated regulatory milestone is achieved. The commercial milestone payments, royalties and profit share are subject to the royalty recognition constraint whereby such amounts will be recognized as revenue upon the later of: (i) when the related sales occur or (ii) when the performance obligation to which some or all of the payment has been allocated has been satisfied (or partially satisfied) because the associated license is deemed to be the sole or predominant item to which the payments relate. The Company will update its assessment of the estimated transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur.

The Company will allocate the transaction price of $56.0 million to each of the identified performance obligations on a relative standalone selling price basis. Certain elements of variable consideration are attributable to specific performance obligations; however, no amounts of variable consideration have been included in the transaction price. The Company will determine the standalone selling prices for each of the performance obligations included in the Collaboration Agreement considering relevant market conditions, entity-specific factors and information about the customer, while maximizing the use of available observable inputs. The Company is finalizing the determination of standalone selling prices for each performance obligation.

Amounts allocated to each of the License and Services Performance Obligations will be recognized as revenue over time commensurate with the term of the associated Research Program and development activities performed pursuant to a program focused on establishing human proof-of-concept for a given target using a proportional performance model which depicts the Company’s performance in transferring control to the customer. The Company has preliminarily concluded that it will utilize a cost-based input method to measure progress because such method best reflects the satisfaction of the performance obligation as the underlying services are provided. In applying the cost-based input method of revenue recognition, the Company will use actual costs incurred relative to the budgeted costs to complete each of the respective programs. These costs consist primarily of internal full-time equivalent effort and third-party costs. Revenue will be recognized based on actual costs incurred as a percentage of total budgeted costs. A cost-based input method of revenue recognition requires management to make estimates of costs to complete the Company’s performance obligations. In making such estimates, significant judgement is required to evaluate assumptions related to cost estimates. The cumulative effect of revisions to estimated costs to complete the programs will be recorded in the period in which changes are identified and amounts can be reasonably estimated. A significant change in these assumptions and estimates could have a material impact on the timing and amount of revenue recognized in future periods. Amounts allocated to each of the Additional Target or Program Material Right Performance Obligation, Replacement Target Material Right Performance Obligation and Backup Candidates Material Right Performance Obligations will be recognized as revenue at a point in time upon the earlier of when: (i) the option is exercised wherein the future goods and/or services are transferred or (ii) the option expires.

2015 Plan

On February 11, 2019, the reserved shares of common stock for issuance of awards under the 2015 Plan were further increased by 5,500,000. As a result, the number of shares of common stock reserved for issuance under the 2015 Plan is 30,500,000.

Lease agreements

Clinical manufacturing facility

On March 5, 2019 the Company entered into a non-cancelable property lease for approximately 18,707 square feet of manufacturing space in Lexington, Massachusetts. The lease term is expected to commence in July 2019 and end in December 2029. The Company has the option to extend the lease twice, each for a five-year period. The Company intends to occupy the space in early 2020. The initial annual base rent is $0.9 million, subject to a 3% annual increase during the initial lease term, plus certain operating expenses and taxes. The landlord will contribute a total of $1.3 million toward the cost of tenant improvements. The Company is required to provide a $0.4 million security deposit, which was provided in the form of a letter of credit in the favor of the landlord.

Corporate headquarters (event (unaudited) subsequent to the date of the independent registered public accounting firm’s report)

On March 22, 2019 the Company entered into a non-cancelable property lease for approximately 68,258 square feet of office and laboratory space in Cambridge, Massachusetts. The lease term commenced upon execution of the lease and will end in March 2029. The Company has the option to extend the lease once for a ten-year period. The Company intends to occupy the space in early 2020 as its new corporate headquarters. The initial annual base rent is $4.9 million, subject to a 3% annual increase during the initial lease term, plus certain operating expenses and taxes. The landlord will contribute a total of $12.3 million toward the cost of tenant improvements. The Company is required to provide a $3.7 million security deposit, which was provided in the form of a letter of credit in the favor of the landlord.

shares

Common stock

Prospectus

Jefferies	Evercore ISI	William Blair

Wedbush PacGrow

                    , 2019

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and Nasdaq Global Select Market listing fee.

AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Select Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and by-laws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

∎

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

II-i

∎

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

In January 2016, we issued and sold to investors in a private placement an aggregate of 20,333,331 shares of our Series B preferred stock at a purchase price of $3.00 per share, for aggregate consideration of approximately $61.0 million.

In November 2017, we issued and sold to investors in a private placement an aggregate of 20,204,079 shares of our Series C preferred stock at a purchase price of $3.7876 per share, for aggregate consideration of approximately $76.5 million.

In November 2015, we entered into a patent and technology license agreement with The Board of Regents of the University of Texas System, on behalf of the MD Anderson Center for Cancer, or MDACC, which we refer to as the MDACC License. At the same time we also entered into a sponsored research agreement with MDACC, or the SRA. As partial consideration for the MDACC License, we issued 5,000,000 shares of our Class A common stock, one share of our Class F common stock and 1,500,000 shares of our Series A preferred stock to MDACC. The Class F common stock converted into 770,000 shares of Class A common stock upon the closing of our Series B preferred stock financing on January 21, 2016. The collective 5,770,000 shares of Class A common stock converted into 5,770,000 shares of our common stock on November 17, 2017. As partial consideration for the SRA, we issued 200,000 shares of Series A preferred stock during the first year of operation and issued 41,666 shares of Series B preferred stock quarterly in the second and third years of operation. In February 2016, the SRA was amended to change the issued stock to 20,833 shares of Series B preferred stock quarterly in the second through fifth years of operation.

In November 2018, we entered into a license agreement with Kayla Therapeutics S.A.S., or Kayla, which we refer to as the Kayla License. As partial consideration for the Kayla License, we issued 924,068 shares of our common stock to Kayla.

II-ii

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 32,748,408 shares of our common stock, with exercise prices ranging from $0.42 to $2.80 per share, to employees, directors and consultants pursuant to the 2015 Plan. Since 2016, 515,459 shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement

3.1^	Third Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2^	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon completion of this offering.

3.3^	Amended and Restated By-laws of Registrant, as currently in effect.

3.4^	Form of Amended and Restated By-laws of Registrant, to be in effect upon the effectiveness of this registration statement.

4.1*	Specimen Common Stock Certificate.

4.2^	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated November 17, 2017.

5.1*	Opinion of Goodwin Procter LLP.

10.1^#	2015 Stock Option and Grant Plan, as amended and forms of award agreements thereunder.

10.2*#	2019 Stock Option and Incentive Plan, and forms of award agreements thereunder, to be in effect upon completion of this offering.

10.3*#	2019 Employee Stock Purchase Plan, to be in effect upon completion of this offering.

10.4*#	Non-Employee Director Compensation Policy, to be in effect upon completion of this offering.

10.5*#	Executive Incentive Bonus Plan, to be in effect upon completion of this offering.

10.6^#	Form of Indemnification Agreement between the Registrant and each of its directors, to be in effect upon completion of this offering.

II-iii

EXHIBIT NUMBER	DESCRIPTION
10.7*#	Form of Executive Employment Agreement

10.8^	Lease Agreement between the Registrant and ARE Tech Square, LLC dated January 15, 2016.

10.9^†	Lease Agreement between the Registrant and King 4 Hartwell Place, LLC, dated March 5, 2019.

10.10^†	Patent and Technology License Agreement between the Registrant and The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center, dated November 10, 2015, as amended by the First Amendment on April 26, 2018.

10.11^†	Sponsored Research Agreement between the Registrant and The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center, dated February 1, 2016, as amended by the First Amendment on February 14, 2017 and the Second Amendment on April 26, 2018.

10.12^†	License Agreement between the Registrant and Kayla Therapeutics, S.A.S., dated November 6, 2018.

10.13^†	Collaboration and License Agreement between the Registrant and Jazz Pharmaceuticals Ireland Limited, dated January 2, 2019.

10.14	Lease Agreement between the Registrant and DIV 35 CPD, LLC, dated March 22, 2019.

10.15#	Form of Indemnification Agreement between the Registrant and each of its executive officers, to be in effect upon completion of this offering.

21.1*	List of Subsidiaries of Registrant.

23.1*	Consent of Ernst and Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
^	Previously filed.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

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(2)

For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, on the                day of                , 2019.

CODIAK BIOSCIENCES, INC.

By:
Name:	Douglas E. Williams, Ph.D.
Title:	Chief Executive Officer

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POWER OF ATTORNEY AND SIGNATURES

Each individual whose signature appears below hereby constitutes and appoints Douglas E. Williams, Ph.D., Linda C. Bain and Andrea DiFabio, as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

NAME	TITLE	DATE

Douglas E. Williams, Ph.D.	Chief Executive Officer, Director (Principal Executive Officer)	, 2019

Linda C. Bain	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

Steven Gillis, Ph.D.	Chairman of the Board	, 2019

Karen Bernstein, Ph.D.	Director	,2019

Charles L. Cooney, Ph.D.	Director	, 2019

Avak Kahvejian, Ph.D.	Director	, 2019

Eric S. Lander, Ph.D.	Director	, 2019

Briggs W. Morrison, M.D.	Director	, 2019

Jonathan Poole	Director	, 2019

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